Exhibit 99.1

MAG SILVER CORP.

Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

relating to the

2020 ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 18, 2020

Dated May 13, 2020

THIS PAGE INTENTIONALLY LEFT BLANK

MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

Dear Fellow Shareholders:

This has been another very exciting year for me, as I watched MAG and its joint venture partner, Fresnillo plc, make very significant progress in developing the world’s next high grade silver mine at Juanicipio. I encourage you to go to MAG’s website, www.magsilver.com where you can see that progress for yourself. I think you will be impressed.

Since joining MAG in 2007, my role has been educational, challenging and professionally rewarding for me. I am proud to have played a part in advancing MAG from a tiny Company with a promising exploration property, to a much bigger Company that will soon be one of the best primary silver producers in the world.

I have been privileged to have served with some very capable directors and officers: Dr. Peter Megaw, who, through deep intellectual insight, made a stunning mineral discovery in a place where no one else thought a deposit could exist; Dan MacInnis, MAG’s former CEO, who, with Dr. Megaw, helped to guide MAG and Fresnillo as they drilled off some of the best and richest multi-mineral deposits discovered in the last 20 years, all while masterfully steering MAG through some tough years in the junior mining business; and George Paspalas, MAG’s current CEO, whose considerable abilities include leadership, first class shareholder communications, operational expertise, joint venture finesse and market savvy. These gentlemen, and the other hard working and talented directors and officers of MAG, have all been unwavering in their confidence in Juanicipio and in their commitment to seeing MAG through to its current success. I am honoured to have served with them all, and proud to have them as my friends.

The time has come to refresh our board and I am stepping down. I am pleased that we were able to recruit Selma Lussenburg as our newest director, and that I have had a part in establishing a successful future for MAG. I am leaving our Company in good hands.

I am also pleased to have worked for some very loyal and longstanding shareholders. A number of them have financed MAG over the years, thus enabling MAG’s continuing progress, not to mention its survival! This past April, Mr. Eric Sprott joined the ranks of MAG’s significant supporters by endorsing MAG with his personal $60 million private placement financing. He and our other supporters will be well rewarded.

I, too, believe that MAG is very special. Not only will MAG and Fresnillo soon start up an exceptional and profitable new mine on the Valdecañas vein, they continue to add significantly to the resources in and around the deposit. Though only a small corner of the property has been explored, it is already clear that Juanicipio hosts one of the planet’s best mineral endowments and a number of very high potential targets have been identified elsewhere on the property. Work is now expanding to test these targets. Watch this space.

I remain a faithful and excited shareholder with confidence in MAG’s future.

I thank MAG’s people, its partner, Fresnillo, and its shareholders.

Sincerely,

“Jonathan Rubenstein”

Chairman and Director

MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

Dear Fellow Shareholders:

2019 was a pivotal year for MAG. We were able to work together with Fresnillo in the Joint Venture to announce a production decision, and the go-ahead to commence the final stage of construction of the Juanicipio project – the construction of the flotation plant and associated surface infrastructure.

This is a true milestone for the project and MAG shareholders who have been very patient over the years watching the project grow in size and value as exploration success continues with consistency in and around the Valdecañas vein and its associated vein system.

We worked closely with Fresnillo during the year, and the collaborative and respectful approach to developing the project between both of us has resulted in very good long term outcomes for the property.

The underground mine will enter into commercial production prior to the completion of the flotation plant, with cash flow opportunities for the joint venture realized in the second half of 2020. Pre-production mineralization from development, and some of the initial production stope mineralization, will be monetized by processing the material in the nearby Fresnillo Mine flotation plant.

Whilst the early cash flow is commercially attractive to the Joint Venture, the real value comes from having the unique opportunity to be able to process campaigned quantities of the Juanicipio mineralized material through a fully operational plant with a comparable process flowsheet. This will provide the joint venture with insight to the metallurgical performance of the Juanicipio mineralized material, which will enable de-risking of the Juanicipio flotation plant start up, and the ability to accelerate the projected ramp-up profile.

Our balance sheet remains solid, and we welcome Eric Sprott as a new significant shareholder with his recent commitment and investment in MAG. We also recognize our long standing shareholders, who have steadily been there for us throughout this exciting journey, as we have raised capital to fund our share of the project, as we have discovered the Valdecañas Deep Zone, and as we have upsized and engineered a more robust project design, for a long life facility, with the potential for future expansion.

We are in an exciting time in the development of MAG. Early cash flow from the underground, commissioning and start-up of the flotation plant next year, then ongoing profitability from a very high margin, large scale, long life silver, gold, lead and zinc producing asset.

The fun is only just starting. The Juanicipio joint venture property is still very much an exploration story with a number of high potential targets untested. The confirmation of the Valdecañas fluid upwelling zone, the discovery of the dilatant zone, and the discovery of the perpendicular north-south trending Venadas family of veins has opened up the geological potential of the area while providing significant mining flexibility– and remember, despite the exploration success we have had so far, we have only drilled 5% of the surface area of the property.

So please stay tuned.

We have achieved our outcomes from the dedication and abilities of a lot of people. I would like to thank our shareholders, our people, business partners, Fresnillo and the MAG Board of Directors for their support and direction.

Lastly, it is the end of an era for MAG with our long-serving Chairman Jonathan Rubenstein not standing for re-election to the Board at our AGM this year. I know I speak on behalf of the Board and Management in acknowledging Jonathan’s contribution to MAG over the years, and the leadership and direction he provided to the company. You will be missed Jonathan, and we thank you whole-heartedly for your years of service at MAG.

Sincerely,

“George Paspalas”

President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company” or “MAG”) will be held at 9:00 a.m. (Pacific time) on Thursday, June 18, 2020 for the following purposes:

•	to receive the report of the directors of the Company;
•	to receive the audited financial statements of the Company for the financial year ended December 31, 2019 and accompanying report of the auditor;
•	to set the number of directors of the Company for the ensuing year at seven (7);
•	to elect the seven (7) nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;
•	to appoint Deloitte LLP, an independent registered public accounting firm, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;
•	to approve the continuation of the third amended and restated Stock Option Plan (as defined in the accompanying management information circular (the “Information Circular”)) of the Company in accordance with its terms;
•	to approve the continuation of the amended and restated Share Unit Plan (as defined in the Information Circular) of the Company in accordance with its terms;
•	to approve the amendment and continuation of the second amended and restated DSU Plan (as defined in the Information Circular) of the Company in accordance with its terms;
•	to consider and, if deemed advisable, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation; and
•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Information Circular. At the Meeting, shareholders will be asked to approve each of the foregoing items.

This year, out of an abundance of caution, to proactively deal with the unprecedented health impact of coronavirus disease, also known as COVID-19, to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which the Company will continue to adhere between the date of this Information Circular and the date of the Meeting, the Company will hold the Meeting in a virtual only format, via live audiocast. Shareholders will have an equal opportunity to participate in the Meeting online regardless of their geographic location.

The directors of the Company have fixed May 7, 2020 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

Registered shareholders and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/207502057 where they can participate, vote, or submit questions during the Meeting’s live webcast.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 9:00 a.m. (Pacific time) on Tuesday, June 16, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 13, 2020.

MAG SILVER CORP.

by:          George Paspalas”
      George Paspalas
      President and Chief Executive Officer

TABLE OF CONTENTS

Page

PROXIES AND VOTING RIGHTS	2
General	2
How to Vote	3
Appointment of Proxies	4
Revocation of Proxies	6
Voting and Exercise of Discretion by Proxyholders	7
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	7
RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS	8
PARTICULARS OF MATTERS TO BE ACTED UPON	8
Size of the Board	8
Election of Directors	8
Appointment and Remuneration of Auditor	13
Approval of the Continuation of the Company’s Stock Option Plan	13
Approval of the Continuation of the Company’s Share Unit Plan	14
Approval of the Amendments and Continuation of the Company’s DSU Plan	16
Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”	17
Other Business	18
STATEMENT OF EXECUTIVE COMPENSATION	18
A. Named Executive Officers	18
B. Compensation Discussion and Analysis	19
C. Performance Graph	34
D. Compensation Governance	36
E. Summary Compensation Table	38
F. Incentive Plan Awards	40
G. Employment Agreements	42
H. Senior Management Share Ownership Requirement	43
I. Termination and Change of Control Benefits	44
J. Pension Plan Benefits	46
K. Director Compensation	47
L. Director Share Ownership Requirement	49
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS	50
Equity Compensation Plan Information	50
Equity Incentive Plans	51
Summary of the Stock Option Plan	51
Summary of the Share Unit Plan	55
Summary of the DSU Plan	59
APPROACH TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS	62
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	67
Compensation Committee	80
Audit Committee	80
Governance and Nomination Committee	81
Health, Safety, Environmental and Community Committee (formerly the Sustainability Committee)	81
Other Board Committees	81
Disclosure Committee	81
Rotation through Committees	82
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	82
MANAGEMENT CONTRACTS	82
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	82

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	83
ADDITIONAL INFORMATION	83
APPROVAL OF THE BOARD OF DIRECTORS	84
APPENDIX A – THIRD AMENDED AND RESTATED STOCK OPTION PLAN	A-1
APPENDIX B – AMENDED AND RESTATED SHARE UNIT PLAN	B-1
APPENDIX C – SECOND AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN	C-1

MAG SILVER CORP.

Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

MANAGEMENT INFORMATION CIRCULAR

Dated May 13, 2020

This Management Information Circular (“Information Circular”) accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of MAG Silver Corp. (the “Company” or “MAG”) to be held on Thursday, June 18, 2020 at the time and place and for the purposes set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

PROXIES AND VOTING RIGHTS

General

The solicitation of proxies is being made on behalf of management. It is expected that solicitations of proxies will be made primarily by mail, but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The Company will be using the services of Kingsdale Advisors (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the Information Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532. The estimated cost to the Company of such service is $30,000 plus charges for any telephone calls. The costs of solicitation will be borne by the Company.

Only a Shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting. A Shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other nominee, or a clearing agency in which the intermediary participates (each, an “Intermediary”). Accordingly, most Shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Common shares in the capital of the Company (“Common Shares”) so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

These proxy solicitation materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If the Company or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) indirectly to the NOBOs and to the OBOs through their Intermediaries, the cost of which will be borne by the Company.

How to Vote

Registered Shareholders can vote their shares in the following ways:

•	By Mail: Please complete, sign and return the enclosed form of proxy by mail to:

o	Computershare Investor Services Inc.

100 University Ave, 8th Floor

Toronto, Ontario

M5J 2Y1

•	By Telephone: Shareholders based in Canada or the United States vote by telephone by calling 1-866-732-8683. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the telephone voting system.

•	Internet Voting: You may vote over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the voting website.

•	Online at the Meeting: You may attend the Meeting online and vote your shares. Registered Shareholders and duly appointed proxyholders can participate in the Meeting online by going to https://web.lumiagm.com/207502057 and clicking “I have a login” and entering a Username and Password before the start of the Meeting. Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. A Registered Shareholder, or a Non- Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare. To have your shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/207502057 prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/MAGSilver after submitting their voting instruction form in order to receive a Username.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. To participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

o	Registered Shareholders: the 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “mag2020”.

o	Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed, provided the proxyholder has been registered with Computershare before the deadline (see Appointment of Proxies – Registered Shareholders). The Password to the Meeting is “mag2020”.

Non-Registered Shareholders will receive voting instructions from the Intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which they hold their shares. Please follow the instructions provided on your voting instruction form to vote your shares. If you need any assistance, please contact Kingsdale Advisors by telephone at 1-866-481-2532 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by e-mail at contactus@kingsdaleadvisors.com.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 9:00 a.m. (Pacific time) on Tuesday, June 16, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice. If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the online Meeting. To register a proxyholder, Shareholders MUST visit http://www.computershare.com/MAGSilver by 9:00 a.m. (Pacific time) on Tuesday, June 16, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Without a Username, proxyholders will not be able to participate online at the Meeting.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

The Intermediary holding shares on behalf of a Non-Registered Shareholder is required to forward the Meeting Materials to such Non-Registered Shareholder (unless such Non-Registered Shareholder has waived its right to receive the Meeting Materials) and to seek such Non-Registered Shareholder’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary. Non-Registered Shareholders should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, Non-Registered Shareholders who wish to vote their Common Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed form of proxy or voting instruction form. Shareholders who have appointed someone to vote at the virtual meeting MUST visit www.computershare.com/MAGSilver by 9:00 a.m. (Pacific time) on Tuesday, June 16, 2020 and provide Computershare with their appointee’s contact information, so that Computershare may provide the proxyholder with a Username via email.

All references to Shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to Shareholders of record unless specifically stated otherwise.

The Company may also use Broadridge Financial Services’ (“Broadridge”) QuickVote™ service to assist Non-Registered Shareholders with voting their shares. Non-Registered Shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides appropriate instructions respecting the shares to be represented at the Meeting.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form. Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them listen to the Meeting however will not be able to vote or submit questions.

United States Beneficial Holders

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

Requests for registration must be labeled as “Legal Proxy” and be received by 9:00 a.m. (Pacific time) on Tuesday, June 16, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the and vote your shares at https://web.lumiagm.com/207502057 during the Meeting. Please note that you are required to register your appointment at www.computershare.com/appointee.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Advisors toll free at 1-866-481-2532.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)	delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)	by sending another proxy form with a later date to Computershare before 9:00 a.m. (Pacific time) on Tuesday, June 16, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the online Meeting and accepting the online terms and conditions; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Voting and Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the Record Date and the date hereof, the Company had 91,150,297 Common Shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company (the “Board”) has provided notice of and fixed the record date as of May 7, 2020 (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of Common Shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Common Share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, only the following Shareholder beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company:

Name	Number of Shares	Percentage of Outstanding Shares (3)
Industrias Peñoles, S.A.B. DE C.V. and affiliates	9,746,193(2)	10.7%
(1)	The information above has been obtained by the Company from filings on the System for Electronic Disclosure by Insiders (SEDI) on the date of this Information Circular.
(3)	The percentage shown has been calculated based on the number of issued and outstanding Common Shares of the Company as at May 13, 2020.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The directors’ report and the consolidated financial statements of the Company for the financial year ended December 31, 2019 and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Size of the Board

At the Company’s 2019 annual general and special meeting of Shareholders, the number of directors for the ensuing year was set at seven (7). On February 1, 2020, pursuant to the Company’s articles (the “Articles”) the Board appointed an additional director, Selma Lussenburg, and thus, the Board currently consists of eight (8) directors, seven (7) of whom are nominees to be appointed at the Meeting. Jonathan Rubenstein is retiring and will not be seeking re-election at the Meeting. The Board considers the seven (7) nominees to be comprised of six (6) independent directors and one (1) non-independent director. Shareholders will be asked at the Meeting to approve an ordinary resolution that the number of directors elected be set at seven (7) for the ensuing year, subject to the Articles and the provisions of the Business Corporations Act (British Columbia).

The Company’s Board recommends a vote “FOR” the approval of the resolution setting the number of directors at seven (7). In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors at seven (7).

Election of Directors

The Board presently consists of eight (8) members. The term of office of each of the present directors expires at the Meeting. Management proposes to nominate the seven persons named in the table below for re-election as directors of the Company. The Board considers the (7) seven nominees to be comprised of six (6) independent directors and one (1) non-independent director. The nominees include each of the existing directors of the Company, other than Mr. Rubenstein, who is not seeking re-election. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director. As noted above, Mr. Rubenstein will not seek re-election at the Meeting.

A notice of meeting and record date was filed on SEDAR on April 27, 2020, being the first public announcement of the date of the Meeting. Pursuant to the advance notice policy of the Company adopted by the Board on August 13, 2012 and amended effective March 23, 2018, notice of any additional director nominations for the Meeting must be received by the Company in the form prescribed in, and in compliance with, the advance notice policy, no later than the close of business on May 19, 2020. A copy of the Company’s advance notice policy may be obtained under the Company’s profile on SEDAR at www.sedar.com and is also available on the Company’s website at www.magsilver.com.

The Board adopted a majority voting policy in 2013 and it is reviewed and amended accordingly on an annual basis. The majority voting policy was last reviewed on March 23, 2020 and no amendments were made. This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must immediately tender his or her resignation to the Board following the Meeting. This policy applies only to uncontested elections. The Governance and Nomination Committee shall consider any resignation tendered pursuant to the policy and within 90 days after the Shareholder’s Meeting, determine whether or not it should be accepted. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy shall recuse themselves from any meeting of the Board or the Governance and Nomination Committee and not participate in any deliberations on whether to accept such subject director(s) resignation. The Board will disclose its decision via press release as soon as practicable following receipt of the resignation and provide copy to the Toronto Stock Exchange (the “TSX”). If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. If a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual meeting of the Shareholders, appoint a new director to fill any vacancy created by the resignation or call a special meeting of the Shareholders to consider the election of a nominee. A copy of the Company’s majority voting policy is available on the Company website or will be provided to any Shareholder without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

The table below sets forth for each management nominee for election as director the following information available as of the date of this Information Circular, (i) their name, (ii) the province or state and country where they reside, (iii) their age, (iv) all offices of the Company now held by each of them, including committees on which they serve, (v) their principal occupations, businesses or employment, (vi) the period of time during which each has been a director of the Company, (vii) voting results from the 2019 annual general and special meeting of Shareholders (the “2019 Voting Results”); (viii) the number of Common Shares of the Company beneficially owned, directly or indirectly, or controlled or directed by them, (ix) the number of deferred share units (“DSUs”) held, and (x) if they meet their share ownership requirement, as more particularly described on pages 43 and 49 of this Information Circular. Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director. The Board recommends a vote “FOR” the appointment of each of the following nominees as directors.

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership(1)			Principal Occupation and Occupations during the past 5 years(1)	Skills & Qualifications(1)
Peter D. Barnes, Acc. Dir., ICD.D (2)(4) British Columbia, Canada Age: 63 Independent Director since Oct 5, 2012 2019 Voting Results: For 99.66%; Withheld 0.34%			Professional Director and a Fellow of the Chartered Professional Accountants of British Columbia. Co-founder of Wheaton Precious Metals (formerly, Silver Wheaton Corp) in 2004 and CEO from 2006 to 2011. Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006. Director of Richmont Mines Inc. from 2016 to 2017. Member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011.	Corporate Governance Industry Knowledge Leadership/Strategy International Experience Financial Expert Corporate Finance/M&A Commercial/Negotiations
Shares 106,954	DSUs 70,729	Options Nil
Share ownership met: YES (7)

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership(1)			Principal Occupation and Occupations during the past 5 years(1)	Skills & Qualifications(1)
Richard P. Clark, Acc. Dir.(2)(3)(5) London, England Age: 62 Independent Director since Oct 5, 2012 2019 Voting Results: For 96.41%; Withheld 3.59%			President and CEO and Director of Orca Gold Inc. from Aug 2016 to present. Mr. Clark is a lawyer with a geological background. Mr. Clark has been a senior executive with the Lundin Group of companies for the past 20 years, serving as Director, CEO and President for numerous Group companies including Red Back Mining.

Industry Knowledge

Leadership/Strategy

International Experience

Financial Literacy

Corporate Finance/M&A

Commercial/Negotiations

Corporate Social Responsibility

Legal/Litigation

Mine Development/Operations

Shares 78,513	DSUs 101,042	Options Nil
Share ownership met: YES (7)
Jill D. Leversage, Acc. Dir.(2)(4)(5) British Columbia, Canada Age: 63 Independent Director since Dec 22, 2014 2019 Voting Results: For 99.70%; Withheld 0.30%			Ms. Leversage is a Fellow of the Chartered Professional Accountants of British Columbia and is an Accredited Director with the Chartered Governance Institute of Canada. She is a retired Chartered Business Valuator. Ms. Leversage was the Managing Director at Highland West Capital Ltd. from 2013 to 2015, and a financial consultant from 2012 to 2013. Ms. Leversage served as Managing Director, Corporate & Investment Banking for TD Securities Inc. from 2002 to 2012. Ms. Leversage currently serves as a Director and Chair of the Audit Committee of Aurinia Pharmaceuticals Inc, Director and Chair of the Compensation Committee of RE Royalties Ltd., Director and Chair of the Board for Capital Markets Authority Implementation Organization, Director for the Insurance Corporation of BC and a Director of the Vancouver Airport Authority. She is a former director of Delta Gold Corporation from 2012 to 2015, and Catalyst Paper Corporation 2013 to 2017.	Corporate Governance Industry Knowledge Leadership/Strategy Financial Expert Corporate Finance/M&A Commercial/Negotiations Corporate Social Responsibility
Shares 14,300	DSUs 95,194	Options Nil
Share ownership met: YES (7)

Daniel T. MacInnis, Acc. Dir.(3)(6)
British Columbia, Canada
Age: 67

Independent Director since Jan 1, 2019

Non-Independent Director from Feb 1, 2005 to December 31, 2018

2019 Voting Results:

For 99.42%; Withheld 0.58%

			Founder and President of MacXplore Consulting Services Ltd. Former President and CEO of the Company from 2005 to 2013. Mr. MacInnis was also a director of MAX Resources Corp. (from 2008 to 2015) and Balmoral Resources Inc. (from 2014 to 2020) and is currently a director and board chair of Group Eleven Resources Corp. (since 2017).	Corporate Governance Industry Knowledge Leadership/Strategy International Experience Corporate Finance/M&A Commercial/Negotiations Corporate Social Responsibility Mineral Exploration
Shares 292,488	DSUs 70,729	Options Nil
Share ownership met: YES (7)

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership(1)			Principal Occupation and Occupations during the past 5 years(1)	Skills & Qualifications(1)
George N. Paspalas, Acc. Dir.(5)(6) British Columbia, Canada Age: 57 President, CEO and Non-Independent Director since Oct 15, 2013 2019 Voting Results: For 99.95%; Withheld 0.05%			President and CEO of the Company since October 15, 2013. From August 2011 to June 2013 Mr. Paspalas was President and Chief Executive Officer of Aurizon Mines. Mr. Paspalas is also a director of Pretivm Resources Inc. (since 2013).

Corporate Governance

Industry Knowledge

Leadership/Strategy

International Experience

Financial Literacy

Corporate Finance/M&A

Commercial/Negotiations

Corporate Social Responsibility

Mine Development/Operations

Shares 211,052	DSUs 39,886 RSUs 96,016	Options 443,286
Share ownership met: YES (7)
Derek C. White, Acc. Dir. (3)(6) British Columbia, Canada Age: 57 Independent Director since Oct 16, 2007 2019 Voting Results: For 99.01%; Withheld 0.99%			President and CEO of Ascot Resources Ltd. from October 2017 to present. Mr. White was formerly Principal, Traxys Capital Partners LLP from 2015 to 2017 and prior to that, Mr. White was President & CEO of KGHM International Ltd. from 2012 to 2015. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant. Mr. White was also a director of Laurentian Goldfields Ltd. from 2008 to 2013 and a director of Magellan Minerals Ltd. from 2006 to May 2016. Mr. White currently also serves as a Director of Orca Gold Inc.

Corporate Governance

Industry Knowledge

Leadership/Strategy

International Experience

Financial Expert

Corporate Finance/M&A

Commercial/Negotiations

Corporate Social Responsibility

Mine Development/Operations

Mineral Exploration

Shares 12,059	DSUs 77,171	Options Nil
Share ownership met: YES (7)

Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership(1)			Principal Occupation and Occupations during the past 5 years(1)	Skills & Qualifications(1)
Selma Lussenburg, C. Dir. (4)(6) Ontario, Canada Age: 64 Independent Director since February 1, 2020 2019 Voting Results: N/A (8)			Ms. Lussenburg is a business executive, former General Counsel, Corporate Secretary and current Board director with over 35 years of business experience. Ms. Lussenburg currently serves on several other boards and committees, including Ontario Power Generation and other Boards. Ms. Lussenburg also serves as a Canadian private sector member on the NAFTA 2022 Advisory Committee on the resolution of private commercial disputes. Ms. Lussenburg has served as General Counsel & Corporate Secretary for AT&T’s operations in Canada, for OMERs, and most recently at Toronto Pearson International Airport. Ms. Lussenburg holds an undergraduate law degree and other degrees, including a Masters of International Law.	Corporate Governance Corporate Social Responsibility Corporate Finance/M&A Leadership/Strategy International Experience Commercial/Negotiations Legal/Litigation
Shares Nil	DSUs 10,013	Options Nil
Share ownership met: YES (7)

(1)	Biography, skills and experience information in this table has been furnished by the respective nominees individually. See page 69 for more information on how the skills and experience important to the Company’s business are covered by the number of directors. Equity holdings are as at the date of this Information Circular.
(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee. Mr. MacInnis was appointed to this committee effective June 13, 2019
(4)	Member of the Company’s Governance and Nomination Committee. Ms. Leversage was appointed to this committee effective April 29, 2019. Ms. Lussenburg was appointed to this committee effective March 23, 2020.
(5)	Member of the Company’s Disclosure Committee.
(6)	Member of the Company’s Health, Safety, Environment & Community Committee. Ms. Lussenburg was appointed to this committee effective March 23, 2020.
(7)	Share ownership requirement (see pages 43 and 49 below for more information). Ms. Lussenburg has 3 years from the date of her appointment (February 1, 2020) to achieve the required Share ownership requirement.
(8)	Ms. Lussenburg was appointed to the Board on February 1, 2020.

Other than as described below, none of the other management nominees is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Richard Clark is currently the Chairman and Director of Orca Gold Inc. From January 2014 to May 2015, Mr. Clark was President, Chief Executive Officer and Director of RB Energy Inc.(“RBI”). On October 14, 2014, RBI applied for and obtained an initial order (the “Order”) to commence proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”) in the Québec Superior Court (the “Court”). The Court issued the Order in respect of RBI and its Canadian subsidiaries. The Order granted an initial stay of creditor proceedings to November 13, 2014 which was extended to April 30, 2015. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI’s common shares have been suspended from trading. In May 2015, the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act, and terminated the CCAA proceedings. In May 2015, the British Columbia Securities Commission, the Manitoba Securities Commission, the Ontario Securities Commission and the Autorité des Marchés Financiers issued cease trade orders against RBI for failure to file financial statements, MD&A and applicable certifications for the period ended December 31, 2014. On August 12, 2015, the Alberta Securities Commission issued a cease trade order with respect to same and including failure to file interim financial statements, MD&A and applicable certifications for the period ended March 31, 2015. Mr. Clark resigned as a Director and ceased employment as President and CEO of RBI on May 8, 2015.

Appointment and Remuneration of Auditor

The Shareholders will be asked to vote for the appointment of Deloitte LLP, an independent registered public accounting firm, as the auditor of the Company to hold office until the next annual general meeting of Shareholders and to authorize the directors to fix their remuneration. The Board recommends a vote “FOR” the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

Approval of the Continuation of the Company’s Stock Option Plan

The Company’s third amended and restated stock option plan (the “Stock Option Plan”), as last approved by Shareholders on June 15, 2017, is a rolling plan which requires Shareholder approval once every three years. As at the date hereof, 1,484,122 stock options (“Options”) are currently issued and outstanding under the Stock Option Plan, which underlying Common Shares represent approximately 1.6% of the issued and outstanding Common Shares of the Company.

The Stock Option Plan is designed to encourage share or equity ownership and entrepreneurship on the part of the officers, employees and consultants of the Company. The Compensation Committee of the Board believes that the Stock Option Plan aligns the interests of those persons eligible to participate in the Stock Option Plan with the interests of Shareholders, by linking a component of compensation to the longer-term performance of the Company’s Common Shares. Additionally, the Stock Option Plan also allows the Company to provide long term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities. For a summary of the terms of the Stock Option Plan, see Securities Authorized for Issuance under Equity Incentive Plans – Summary of the Stock Option Plan.

Pursuant to the rules and policies of the TSX, unallocated options, rights or other entitlements under a TSX-listed issuer’s security based compensation arrangement that does not have a fixed maximum number of securities issuable (such as the Stock Option Plan) must be approved by a majority of the Company’s directors and Shareholders every three years. Shareholders last approved the unallocated Options under the Stock Option Plan at the Company’s annual and special meeting of Shareholders held on June 15, 2017. If the Shareholders approve the unallocated Options at the Meeting, the Company will next be required to seek similar approval from the Shareholders no later than June 18, 2023.

At the Meeting, Shareholders will be asked to reconfirm and approve the Stock Option Plan in accordance with its terms. If reconfirmed and approved, the Stock Option Plan will remain in full force and effect until the third anniversary following the Meeting. Unless the Shareholders of the Company vote to reconfirm and approve it, the Stock Option Plan will expire and terminate at the end of the Meeting. The Stock Option Plan is required to be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting. The text of the Stock Option Plan Resolution (as defined below) is set out below.

Stock Option Plan Resolution

The resolution to approve the Stock Option Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows (the “Stock Option Plan Resolution”):

“IT IS RESOLVED THAT:

1.	The Company’s Stock Option Plan, attached hereto as Appendix A, be and is hereby authorized, ratified, confirmed and approved, and shall continue to remain in effect until further ratification is required pursuant to the rules of the TSX or other applicable regulatory requirements.

2.	All unallocated options, rights and entitlements under the Stock Option Plan be and are hereby authorized and approved.

3.	The Company’s ability to grant options under the Stock Option Plan until June 18, 2023 (or such date that is three years after the date of the meeting at which Shareholder approval is being sought or any adjournment or postponement thereof), be and is hereby authorized and approved.

4.	Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

If the Stock Option Plan Resolution is not approved at the Meeting, then after that date, the Company will not have the ability to grant further Options under the Stock Option Plan. Allocated Options will continue to exist unchanged, but the Board will neither be able to grant new Options, nor be able to re-allocate outstanding Options that have been terminated, cancelled or that have expired unexercised.

The Board has determined that the Stock Option Plan is in the best interests of Shareholders and recommends that Shareholders vote FOR the Stock Option Plan Resolution. Common Shares represented by proxies in favour of management will be voted FOR the Stock Option Plan Resolution, unless a Shareholder has specified in his or her proxy that his or her Common Shares are to be voted against the approval of the Stock Option Plan Resolution.

Approval of the Continuation of the Company’s Share Unit Plan

The Company’s amended and restated share unit plan (the “Share Unit Plan”), as last approved by Shareholders on June 15, 2017, requires Shareholder approval once every three years. As at the date hereof, 45,729 restricted share units (“RSUs”) and 260,988 performance share units (“PSUs”) are currently issued and outstanding under the Share Unit Plan, which underlying Common Shares represent approximately 0.05% and 0.3%, respectively, of the issued and outstanding Common Shares of the Company.

The Share Unit Plan was established to promote a further alignment of interests between employees and consultants and the Shareholders of the Company, to associate a portion of employees’ and consultants’ compensation with the returns achieved by Shareholders of the Company, and to attract and retain employees and consultants with the knowledge, experience and expertise required by the Company.

The Board intends to use RSUs and PSUs granted under the Share Unit Plan, as well as Options issued under the Stock Option Plan, as part of the Company’s overall executive compensation plan. Since the RSUs and PSUs represent rights, subject to satisfaction of certain vesting conditions, to receive Common Shares, RSUs and PSUs reflect a philosophy of aligning the interests of employees and consultants with those of the Shareholders by tying the value of long-term compensation to the value of the Common Shares. In addition, RSUs and PSUs are subject to vesting conditions, which assists in the retention of qualified and experienced employees and consultants by rewarding those individuals who make a long-term commitment. For a summary of the terms of the Share Unit Plan, see Securities Authorized for Issuance under Equity Incentive Plans – Summary of the Share Unit Plan.

Pursuant to the rules and policies of the TSX, unallocated options, rights or other entitlements under a TSX-listed issuer’s security based compensation arrangement that does not have a fixed maximum number of securities issuable (such as the Share Unit Plan) must be approved by a majority of the Company’s directors and Shareholders every three years. Shareholders last approved the unallocated entitlements under the Share Unit Plan at the Company’s annual and special meeting of Shareholders held on June 15, 2017. If the Shareholders approve the unallocated entitlements s at the Meeting, the Company will next be required to seek similar approval from the Shareholders no later than June 18, 2023.

At the Meeting, Shareholders will be asked to reconfirm and approve the Share Unit Plan in accordance with its terms. If reconfirmed and approved, the Share Unit Plan will remain in full force and effect until the third anniversary following the Meeting. Unless the Shareholders of the Company vote to reconfirm and approve it, the Share Unit Plan will expire and terminate at the end of the Meeting. The Share Unit Plan is required to be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting. The text of the Share Unit Plan Resolution (as defined below) is set out below.

Share Unit Plan Resolution

The resolution to approve the Share Unit Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows (the “Share Unit Plan Resolution”):

“IT IS RESOLVED THAT:

1.	The Company’s Share Unit Plan, attached hereto as Appendix B, be and is hereby authorized, ratified, confirmed and approved, and shall continue to remain in effect until further ratification is required pursuant to the rules of the TSX or other applicable regulatory requirements.

2.	All unallocated restricted share units and performance share units, rights and entitlements under the Share Unit Plan be and are hereby authorized and approved.

3.	The Company’s ability to grant restricted share units and performance share units under the Share Unit Plan until June 18, 2023 (or such date that is three years after the date of the meeting at which Shareholder approval is being sought or any adjournment or postponement thereof), be and is hereby authorized and approved.

4.	Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

If the Share Unit Plan Resolution is not approved by the Shareholders at the Meeting then, after that date, the Company will not have the ability to grant RSUs or PSUs under the Share Unit Plan. Allocated RSUs and PSUs will continue to exist unchanged, but the Board will neither be able to grant new RSUs or PSUs, nor be able to re-allocate outstanding RSUs or PSUs that have been terminated, cancelled or that have expired unexercised.

The Board has determined that the Share Unit Plan is in the best interests of Shareholders and recommends that Shareholders vote FOR the Share Unit Plan Resolution. Common Shares represented by proxies in favour of management will be voted FOR the Share Unit Plan Resolution, unless a Shareholder has specified in his or her proxy that his or her Common Shares are to be voted against the approval of the Share Unit Plan Resolution.

Approval of the Amendments and Continuation of the Company’s DSU Plan

The Company’s second amended and restated deferred share unit plan (the “DSU Plan”), as last approved by Shareholders on June 15, 2017, requires Shareholder approval once every three years. As at the date hereof, 570,285 DSUs are currently issued and outstanding under the DSU Plan, which underlying Common Shares represent approximately 0.6% of the issued and outstanding Common Shares of the Company.

The Board has adopted the existing DSU Plan for the benefit of the Company’s non-executive directors, including any non-executive Chair of the Board (the “Participants”). The DSU Plan has been established to promote a greater alignment of long-term interests between Participants and the Shareholders of the Company, and to provide a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of Participants.

The Board intends to use the DSUs issued under the DSU Plan as part of the Company’s overall equity compensation plan. DSUs may be settled in cash or in Common Shares issued from treasury, as determined by the Board. Since the value of DSUs increase or decrease with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of Participants with those of the Shareholders by tying compensation to share price performance. For a summary of the terms of the DSU Plan, see Securities Authorized for Issuance under Equity Incentive Plans – Summary of the DSU Plan.

At the Meeting, Shareholders will be asked to re-confirm and approve the DSU Plan which will contain certain amendments as set out below (the “Amended DSU Plan”). If approved, the Amended DSU Plan will remain in full force and effect until the third anniversary following the Meeting. . The Amended DSU Plan is required to be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting. The text of the DSU Plan Resolution (as defined below) is set out below.

The amendments to the DSU Plan were approved by the Board on May 13, 2020 and must be approved by both the TSX. The amendments to the DSU Plan were conditionally approved by the TSX on May 13, 2020 and are subject to confirmation and approval by the Shareholders and satisfying the requirements of the TSX, including the filing of the applicable documentation.

Summary of the Amendments

The principal change between the DSU Plan and the Amended DSU Plan is to provide for multiple designated beneficiaries under the plan. Additionally, there are certain housekeeping amendments to correct some incorrect section references.

DSU Plan Resolution

The resolution to approve the Amended DSU Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows (the “DSU Plan Resolution”):

“IT IS RESOLVED THAT:

1.	The Company’s Amended DSU Plan, as set out in the blackline copy attached hereto as Appendix C, be and is hereby authorized, ratified, confirmed and approved, and shall continue to remain in effect until further ratification is required pursuant to the rules of the TSX or other applicable regulatory requirements.

2.	All unallocated deferred share units, rights and entitlements under the Amended DSU Plan be and are hereby authorized and approved.

3.	The Company’s ability to grant deferred share units under the Amended DSU Plan until June 18, 2023 (or such date that is three years after the date of the meeting at which Shareholder approval is being sought or any adjournment or postponement thereof), be and is hereby authorized and approved.

4.	Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

If the DSU Plan Resolution is not approved by the Shareholders at the Meeting then, after that date, the Company will not have the ability to grant further DSUs under the DSU Plan. Allocated DSUs will continue to exist unchanged, but the Board will neither be able to grant new DSUs, nor be able to re-allocate outstanding DSUs that have been terminated, cancelled or that have expired unexercised.

The Board has determined that the Amended DSU Plan is in the best interests of Shareholders and recommends that Shareholders vote FOR the DSU Plan Resolution. Common Shares represented by proxies in favour of management will be voted FOR the DSU Plan Resolution, unless a Shareholder has specified in his or her proxy that his or her Common Shares are to be voted against the approval of the DSU Plan Resolution.

Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”

In May 2019, the Board approved the voluntary adoption of an annual advisory vote by its Shareholders on the Company’s executive compensation (commonly referred to as “say on pay”). The advisory vote provides Shareholders the opportunity to advise the Board on their view on our executive compensation programs as presented in the Statement of Executive Compensation of this Information Circular.

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions and are not relieved of these responsibilities as a result of the advisory vote by Shareholders. However, the Board believes that it is essential for the Shareholders to be well informed of the Company’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.

Following each annual general meeting, all voting results, including the results of the “say on pay” vote, will be publicly filed under the Company’s profile on the SEDAR website (www.sedar.com).

Resolution to Support the Executive Compensation Program

The resolution to support the Company’s executive compensation program which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows (the “Executive Compensation Resolution”):

“IT IS RESOLVED THAT:

1.	on an advisory basis, and not to diminish the role and responsibilities of the Board, the Shareholders accept the approach to the Company’s executive compensation program as disclosed in the Company’s Information Circular.”

The Board of the Company recommends that Shareholders vote FOR the advisory vote on executive compensation. Common Shares represented by proxies in favour of management will be voted FOR the Executive Compensation Resolution, unless a Shareholder has specified in his or her proxy that his or her Common Shares are to be voted against the approval of the Executive Compensation Resolution.

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

A.       Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2019 were:

•	George Paspalas, President and CEO;

•	Larry Taddei, CFO;

•	Dr. Peter Megaw, Chief Exploration Officer (“CXO”);

•	Michael Curlook, Vice President Investor Relations and Communications (“VP Investor Relations”); and

•	Jody Harris, Corporate Secretary. Ms. Harris resigned from the Company on September 5, 2019.

B.       Compensation Discussion and Analysis

The Compensation Committee of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company. The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long-term equity-based incentives a significant component of executive compensation. This has been accomplished through the granting of Options under the Company’s Stock Option Plan, Common Shares pursuant to the Company’s Share Unit Plan and in the case of the CEO, CFO and CXO, by requiring that they maintain a minimum share ownership level. This approach is based on the assumption that the Company’s Common Share price over the long-term is an important indicator of long-term performance.

The Company’s principal goal is to create value for its Shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	A compensation program aligned with Shareholder interests – the Company aligns the goals of executives with maximizing long-term Shareholder value;

2.	A compensation program sensitive to performance – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to:

(a)	operating performance of the Company, considering ongoing exploration and development, and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.	A compensation program that offers market competitive compensation in order to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholders’ interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development and funding of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation. As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining the Company’s own approach to executive compensation. Although the Compensation Committee reviews each element of compensation for market competitiveness, it may weigh a particular element more heavily based on a particular NEO’s role within the Company. It is primarily focused on remaining competitive in the market with respect to overall compensation, while maintaining a strong performance bias aligned with Shareholder interests.

The Compensation Committee reviews and considers data related to compensation levels and programs of various companies that are both similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions. These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors. The Compensation Committee also periodically engages an independent executive compensation consulting firm to conduct peer group compensation analysis and provide comparative analysis of relevant industry compensation levels. Lastly, the Compensation Committee relies on the experience of its members as officers and/or directors at other companies (as identified below under the heading Disclosure of Corporate Governance Practices – Directorships) in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar operations and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Comparator Group

Comparative data for the Company’s peer group is accumulated by the Compensation Committee from a number of external sources including the use of an independent compensation consultant. The Compensation Committee has engaged Lane Caputo Compensation Inc. (“Lane Caputo”) on multiple occasions over the past several years, typically every second year. The Compensation Committee last engaged Lane Caputo to provide a 2018 ‘Executive & Director Compensation Report’ (“2018 Compensation Report”). The 2018 Compensation Report established a peer group of comparator companies (the “Peer Group”) reflecting the evolving business of the Company. Lane Caputo used various considerations in proposing a Peer Group, including companies of a similar stage of development, industry focus and range of market capitalization – all as at compared to the Company as at the date of the report. Based on these considerations the Company’s Peer Group for the 2018 Compensation Report was determined as the following:

Argonaut Gold Inc.	Guyana Goldfields Inc.	Pretium Resources Inc.
Asanko Gold Inc.	Lundin Gold Inc.	Roxgold Inc.
Continental Gold Ltd.	NOVAGOLD Resources Inc.	SSR Mining Inc. (formerly Silver Standard Resources)
Dalradian Resources Inc.	PolyMet Mining Corp.	Torex Gold Resources Inc.
Equinox Gold Corp.	Premier Gold Mines Ltd.

The 2018 Compensation Report was used as a reference point by the Compensation Committee to establish 2019 equity incentive grant levels, 2019 annual incentives, and 2019 compensation levels (base salary and annual incentive targets). The Peer Group is used for the benchmarking of the Company’s compensation structure and provides a proxy for the competitive market for the Company’s executive talent. However, it is not necessarily used to evaluate share price performance of the Company. The Company’s general approach is to use the Peer Group as benchmark for NEO compensation and the Market Vectors Junior Gold Miners ETF (“GDXJ”) index for share price performance.

On an annual basis, the Compensation Committee considers the Peer Group selection criteria used by Company’s compensation consultant in comparison to that used by various proxy advisory groups. The Compensation Committee takes into account the following factors in making this assessment of the peer group: the stage of project development; the applicability of financial metrics for pre-cashflow projects; the geographical location; and market capitalization of the various peers. As a result of this assessment, the Compensation Committee may adjust the Peer Group from time to time.

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance Shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall individual and corporate goals. For the 2019 financial year, the four basic components of the NEO compensation program were:

•	Base (fixed) salary in the case of NEOs other than the CXO and Corporate Secretary;

•	Daily (fixed) rate in the case of the CXO and Corporate Secretary;

•	Annual incentives (cash bonus); and

•	Long-term (equity-based) compensation.

Base salary (and daily rate for the CXO and Corporate Secretary) comprises a portion of the total annual cash-based compensation that an NEO is paid; however, annual incentives and equity-based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company’s Common Shares relative to the market and peer common share performance.

The Compensation Committee meets at least annually (or more often as required, and in 2019 met two (2) times) to consider performance objectives and actual performance relative to such objectives, and then makes compensation recommendations to the Board for consideration.

Base Salary

The base salary for each NEO is reviewed annually by the Compensation Committee, with recommendations made to the Board for final approval. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the Peer Group, and particular skills such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. As a guiding philosophy, the Compensation Committee aims to keep the base salary of NEOs competitive, while at the same time ensuring that the majority of their compensation remains at risk (see 2019 NEO Total Compensation Mix below) to better algin their interests with those of Shareholders.

The Compensation Committee utilizing the 2018 Compensation Report along with other available Peer Group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed annual assessments of the compensation of all executive compensation levels.

2019 Base Salary

Effective January 1, 2019, Messrs. Paspalas, Taddei and Curlook were each awarded a base salary increase of 3% reflective of a cost of living/inflation increase, and Messrs. Taddei and Curlook were awarded an additional increase of 6% and 2% respectively, as discretionary increases in order to better align their salaries with those of peers with similar roles and levels of responsibilities.

2020 Base Salary

Effective January 1, 2020, Messrs. Paspalas, Taddei and Curlook were each awarded a base salary increase of 3% reflective of a cost of living/inflation increase.

As in prior years, Dr. Megaw continues to be remunerated on a fixed daily rate basis (see ‘Daily Rates’ below). In 2019, Ms. Harris’ provided her services as a consultant through Jody Harris Consulting Inc. and charged the Company on a fixed daily rate basis (see ‘Daily Rates’ below).

Daily Rates (CXO and Corporate Secretary)

Dr. Peter Megaw has provided exploration services to the Company since its inception and has been the Company’s CXO since June 2014. He provides the Company with the overall management and oversight of the Company’s exploration programs, and along with his team, Dr. Megaw developed the geologic concepts and directed the acquisition of the majority of the Company’s projects, including the Juanicipio Project.

Dr. Megaw’s exploration services are remunerated under the terms of a Field Services Agreement (“FSA”) between the Company, IMDEX Inc., (“IMDEX”) and Minera Cascabel S.A. de C.V. (“Cascabel”) - (see Interest of Informed Persons in Material Transactions below). The annual cash-based compensation paid to the Dr. Megaw as CXO, is paid to IMDEX, a company in which he is a principal, based on fair value market rates and Dr. Megaw’s submission of invoices for services rendered. Effective January 1, 2019, Dr. Megaw’s daily rate was increased by approximately 4% from US$1,350 to US$1400/day, reflective of a cost of living/inflation increase. The Company believes that this daily rate is consistent with industry standard rates for such services. Effective January 1, 2020, Dr. Megaw’s daily rate was increased by approximately 3.6% from US$1,400 to US$1450/day, reflective of a cost of living/inflation increase.

As the fees paid to IMDEX are also considered ‘related party transactions’ for financial reporting purposes, the Audit Committee also reviews the annual renewal of the FSA, as well as the quarterly fees paid to Dr. Megaw through IMDEX, as part of their mandate to review and oversee all related party transactions.

In accordance with her consulting contract, Ms. Harris provided her services through Jody Harris Consulting Inc. In 2019, the daily services rate of Ms. Harris was $750/day, and under the terms of her contract she was guaranteed a minimum of eight days work per month.

Ms. Harris resigned from the Company on September 5, 2019, and the Company has since contracted out some of her duties to external legal counsel and reallocated her remaining duties to existing management.

Annual Incentives

In order to motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan. Awards under the annual incentive plan are made by way of annual cash bonuses. The annual incentive bonus paid to each NEO is based in part on the Company’s success in reaching its objectives, and in part on each individual’s specific performance. The framework for the 2019 bonus determinations included the following key elements:

•	A target bonus (as a percentage of base salary, and in the case of the CXO as a percentage of expected annual charges) was set for each NEO;

•	Each target bonus would be evaluated and determined based upon a combination of performance by each individual against previously agreed to individual performance objectives (“IPOs”) and performance of the overall Company against previously agreed to corporate performance objectives (“CPOs”); and

•	The weighting relevance of IPOs and CPOs was set at 25% and 75% respectively for the CEO, and at 50% and 50% respectively for each of the other NEOs.

The IPOs and CPOs are generally qualitative in nature given the exploration and development stage of the Company. The NEO’s had the opportunity to provide input into establishing their respective IPOs before they were finalized early in 2019.

The key 2019 IPOs for the NEO’s included:

CEO

1.	Lead the executive team’s involvement in moving the Juanicipio Project to an official production development decision (the “Juanicipio Production Development Decision”), and the resolution of the contracts associated with the complete execution of the project;
2.	Ownership of the relationship with the Company’s joint venture operator, Fresnillo plc, in order to ensure timely and efficient advancement and development of the Company’s 44% owned Juanicipio Project;
3.	Endeavor to advance the Juanicipio Project build-out as much as possible from the ‘non-operator’ perspective;
4.	Foster strong Shareholder relations and market the Juanicipio investment value thesis through extensive investor communications; and
5.	Continue to develop and mentor the leadership team as the Company enters into a construction phase and then operational stage of the Juanicipio joint venture.

CFO

1.	Work with executive team to advance the Juanicipio Project to an official Juanicipio Production Development Decision;
2.	Be an integral part of analyzing financing alternatives for the Company (with respect to dilution, cost of capital, ability to service, etc.) and ultimately ensure any ‘funding gap’ on Juanicipio is managed effectively;
3.	Develop the financial relationship with Fresnillo’s finance team; and
4.	Increase investor interest and financial confidence in the Company through a strong role in corporate marketing and corporate events.

CXO

1.	Work with the Fresnillo exploration team, to ensure well planned and expanded exploration targets on the whole Juanicipio Project;
2.	Endeavor to advance the Juanicipio project build-out as much as possible from the ‘non-operator’ perspective;
3.	Marketing of the exploration upside at Juanicipio, along with articulating to investors the pathway to production; and
4.	Evaluate potential district-scale, high-grade projects worldwide as potential acquisition targets.

VP Investor Relations

1.	Maintain and advance investor interest and analyst coverage in the Company;
2.	Inform and educate the investment community with respect to the factors influencing the Juanicipio Production Development Decision;
  Assess, develop and execute an investor relations budget that is efficient and targeted; and
  Constantly source additional market interest for investors in MAG.

Corporate Secretary

1.	Ensure regulatory compliance to maintain listings on TSX and the NYSE American;
2.	Monitor corporate governance developments and assist the Board and Board committees in tailoring governance practices to meet regulatory recommendations/requirements and investor expectations;
3.	Manage and keep all corporate documentation current; and
4.	Support the CEO, Board and all Board committees on all meeting coordination and materials.

The CEO reviews the performance of the CFO, CXO, VP Investor Relations and the Corporate Secretary and provides feedback and bonus recommendations to the Compensation Committee based on his assessment of each NEO’s performance and achievement of key performance indicators. The Compensation Committee can then choose to accept, reject or modify the bonus recommended provided by the CEO.

The performance evaluation of the CEO, including performance against corporate objectives is part of both the Governance and Nomination Committee and Compensation Committee mandates, working together to report their recommendation to the Board with respect to the CEO’s annual incentive amount.

2019 CPOs and Weighting Relevance

CPOs are set annually and approved by the Board, based on recommendations by the Compensation Committee. The 2019 CPOs and their relative weightings with respect to an overall CPO performance evaluation were predefined in early 2019 and focused primarily on ensuring progress related to the continued advancement of the Company’s principal project (the 44% owned Juanicipio project) and maintaining an adequate plan and treasury for the Company to fund such advancement (see below ‘2019 Bonuses – Corporate Performance Objectives’).

The above IPO and CPO framework allows the Compensation Committee to quantify its assessments and make recommendations to the Board with respect to the determination of annual bonuses for the NEOs. The ultimate bonus recommendation and payment to each NEO may be above or below the initial targeted amount, dependent on the overall assessment of each NEO under the above framework.

Where the Compensation Committee cannot unanimously agree, the matter is referred to the full Board for a decision. The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

Incentive Compensation and Measurements of Performance

The targeted bonus amounts for each year are pre-determined by the Compensation Committee based on an assessment of compensation levels within the Company’s Peer Group (for 2019 targets, using the 2018 Compensation Report) and on other market research using other data available to the Compensation Committee. The targeted cash bonus that an executive officer can earn is expressed as a percentage of base salary and in the case of the CXO as a percentage of expected annual charges. The percentage increases with the level of responsibility and ability of the individual to affect the Company’s performance.

Based on the recommendations from the Compensation Committee, the Board approves targeted annual incentives for all NEO’s for each financial year. The following were the bonus targets established in 2019 for each NEO.

NEO	2019 Bonus Target (% of Base Salary)	2019 Target Bonus ($)
George Paspalas – CEO	100%	$ 578,000
Larry Taddei – CFO	50%	$ 150,000
Peter Megaw – CXO (1)	50% (1)	$ 185,000 (1)
Michael Curlook – VP Investor Relations	40%	$ 82,000
Jody Harris – Corporate Secretary (2)	n/a (2)	n/a (2)
(1)	Dr. Megaw is remunerated under the FSA based on the number of days worked as described above, and his target bonus was determined based on a notional salary equivalent of $370,000 (US$275,000).
(2)	Ms. Harris consulting contract included a provision for a discretionary bonus to be paid as determined by the Company. Ms. Harris resigned effective September 5, 2019.

Each NEO target bonus is evaluated at the end of the year by the Compensation Committee based upon a review of both:

i.	the performance by each individual against the previously agreed upon IPOs; and,
ii.	the performance of the overall Company against previously agreed upon CPOs.

The actual bonus payout is then based on the multiplication of individual target bonus by IPO and CPO weightings and achievement scores. The Board and Compensation Committee retain the discretion to increase or decrease actual bonus payments, regardless of attainment of objectives. This is primarily due to their recognition that the achievement of milestones and objectives relating to the Juanicipio Project, the Company’s main asset, are heavily co-dependent on the actions of Fresnillo plc (its joint venture partner and Juanicipio project operator).

2019 Bonuses – Individual Performance Objectives

With respect to 2019 IPOs, the Compensation Committee and the Board concluded that the CFO and CXO generally met or exceeded all of their 2019 target IPOs and that the CEO and VP of Investor Relations both broadly met the majority of their 2019 target IPOs.

The NEO assessments of 2019 IPOs reflect the following key milestones:

•	on the Juanicipio development front, worked with operator, Fresnillo plc, to further develop the project and on April 11, 2019 jointly announce a formal Juanicipio Production Development Decision had been made - a key milestone for the Company;

•	with the Company’s joint venture operator, Fresnillo plc, finalized an engineering, procurement and construction management agreement for the construction of the process plant and associated surface infrastructure, an operator services agreement which will become effective upon commercial production being achieved, and lead and zinc off-take agreements;

•	on the Juanicipio exploration front, achieved alignment and agreement with Fresnillo plc on identified drill targets on other parts of the joint venture property, discovered both the Pre-Anticipada and Venadas veins, and realized technical conformation of MAG’s theory on North-East oriented veins in the district; and,

•	maintained frequent interaction with the Company’s larger institutional Shareholders and created new investor interest.

Based upon the recommendations of the Compensation Committee, the Board approved the following NEO IPO achievement scores, which were then used in the 2019 bonus determination:

NEO	IPO Performance Achieved	Predetermined Weighting of IPOs for Bonus Determination
George Paspalas – CEO	100%	25%
Larry Taddei – CFO	110%	50%
Peter Megaw – CXO	110%	50%
Michael Curlook – VP Investor Relations	100%	50%
Jody Harris – Corporate Secretary (1)	n/a (1)	50%
(1)	Ms. Harris consulting contract included a provision for a discretionary bonus to be paid as determined by the Company. Ms. Harris resigned effective September 5, 2019.

2019 Bonuses – Corporate Performance Objectives

With respect to 2019 CPOs, the Compensation Committee recommended, and the Board approved, an overall CPO bonus achievement mark of 106%, which was applied to all NEOs, subject to each NEOs’ relative weightings. This CPO achievement mark was determined through an evaluation of performance against the CPOs as outlined below.

CPO	Weighting	CPO Score Value
Involvement and influence in the development and production analysis for Minera Juanicipio S.A. de C.V. and proactive engagement in moving Juanicipio towards a formal production decision	50%	58%
Company’s influence on other Juanicipio activities including exploration and infill drilling	25%	25%
Managing the Company’s balance sheet and funding of the Company’s Juanicipio project	5%	5%
Other value creation objectives	20%	18%
Total CPOs and Achievement	100%	106%

The CPO weighted cumulative achievement score and relative weighting, used in the 2019 bonus determination, can hence be summarized as follows:

NEO	CPO Performance Achieved	Weighting of CPOs for Bonus Determination
George Paspalas – CEO	106%	75%
Larry Taddei – CFO	106%	50%
Peter Megaw – CXO	106%	50%
Michael Curlook – VP Investor Relations	106%	50%
Jody Harris – Corporate Secretary (1)	n/a (1)	n/a (1)
(1)	Ms. Harris resigned from the Company on September 5, 2019.

Combining the overall IPO and CPO assessments, the resulting 2019 bonus incentives paid were as follows for each of the NEOs:

NEO	Target Bonus ($)	Combined (IPO & CPO) Performance (%)	Actual Bonus Paid ($)
George Paspalas – CEO	$ 578,000	104.5%	$ 604,000
Larry Taddei – CFO	$ 150,000	108.0%	$ 162,000
Peter Megaw – CXO (1)	$ 185,000	108.0%	$ 200,000 Paid US$ 151,500 (1)
Michael Curlook – VP Investor Relations	$ 82,000	103.0%	$ 85,000
Jody Harris – Corporate Secretary (2)	n/a (2)	n/a (2)	n/a (2)
(1)	Dr. Megaw is remunerated under the FSA as described above and his CXO bonus is paid in US$ through IMDEX Inc., a Company in which Dr. Megaw is a principal.
(2)	Ms. Harris resigned from the Company on September 5, 2019.

Long-Term Compensation

The Company has three equity-based compensation plans: i) the Stock Option Plan; ii) the Share Unit Plan; and iii) the DSU Plan. All equity grants made relating to the 2019 compensation year were made under these equity-based compensation plans (collectively the “Equity Incentive Plans”). The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, NEOs and other employees and are summarized commencing on page 51 of this Information Circular.

The Compensation Committee believes that the Equity Incentive Plans align the interests of the NEOs with Shareholders by linking a significant component of executive compensation to the longer-term performance of the Company’s Common Shares. Importantly for an exploration and development stage company, the Equity Incentive Plans also allow the Company to provide incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Compensation Committee approaches grants under the Equity Incentive Plans by taking into account a number of factors: the amount and term of previously granted equity incentives; the level of equity compensation granted by comparable companies for similar levels of responsibility; and it considers each executive officer or employee based on their own observations of individual performance (where possible) and their assessment of each individual’s contribution to Shareholder value and the objectives set out for the executive officers.

•	As a guiding philosophy, the Compensation Committee aims to keep approximately 50% of NEO equity grants performance based, with the balance being time retention based.

The scale of grants under these Equity Incentive Plans are generally commensurate to the appropriate level of base compensation for each level of responsibility, and the Compensation Committee also considers the grant in terms of other factors including:

₋	The ‘Fair Value’ of each grant:

o	for Options using the Black Scholes option/share pricing model;

o	for RSUs under the Share Unit Plan and DSUs under the DSU Plan, grants using the fair market value of the Common Shares on the date of grant; and,

o	for PSUs under the Share Unit Plan with grants either using the fair market value of the Common Shares on the date of grant or a Monte Carlo pricing model estimation;

₋	The absolute number of Options/share units being granted; and

₋	The percentage of total outstanding shares represented by the grant or ‘burn rate.’

Each of the above attributes was plotted against the Peer Group analysis provided in the 2018 Compensation Report in order to evaluate the percentile range within which each grant falls. Grants under the Equity Incentive Plans are typically granted to NEOs annually in December, subject to the imposition of trading black-out periods, in which case Options scheduled for grant will be granted subsequent to the end of the applicable black-out period. The equity grants are made at the same time NEO cash compensation (base salary changes and annual incentive bonuses) is determined, subject to the aforementioned black-out periods.

Long-Term Equity-Based Grants with respect to 2019

Since the adoption of the Share Unit Plan and DSU Plan, the Compensation Committee has transitioned the long-term equity incentive grants to a blend of both Options granted under the Stock Option Plan and PSUs granted under the Share Unit Plan. The granting of PSUs as a portion of the long-term equity incentives, further promotes an alignment of interests between NEOs and the Shareholders of the Company, as a significant portion of their compensation is aligned with the returns achieved by Shareholders.

In 2019, the long-term equity grant that was intended to be granted in December 2019, but due to a Company imposed blackout, was accrued in aggregate on December 31, 2019 and subsequently granted on February 26, 2020 under specific provisions of the Stock Option Plan and Share Unit Plan. The 2019 grants had no immediate vesting (see “Vesting and Performance Measurement of 2019 Long-Term Equity Grants” below) and consisted of an overall allocation of 38% of the total value in retention-based Options, 42% of the total value in performance-based PSUs, and 20% of the total value in retention-based RSUs. The original intent would have been a 50/50 split between retention-based Options and total value in performance-based PSUs; however, due to a ‘milestone’ grant in the form of RSUs (see note (4) in the table below), the end valuation of the PSUs as a percentage of the total grant was less than the typical 50% PSU target. For fiscal 2020 equity-based grants, the Company will be committed to increasing the proportion of PSU allocation to a minimum of 50% of the total equity-based grants.

The NEO long-term equity grant relating to 2019 was as follows:

	Option Based Awards		Share-based Awards				Total
Name	Stock Options Granted	Value (1)	PSUs	Value (3)	Milestone RSU	Value (3)	Value
	(#)	($)	Granted (2)	($)	Grant (4)	($)	($)
			(#)		(#)
George Paspalas – CEO	87,209	$375,000	25,033	$375,000	16,164	$242,137	$992,137
Larry Taddei – CFO	51,162	$220,000	14,686	$220,000	8,082	$121,068	$561,068
Peter Megaw – CXO	75,581	$325,000	21,695	$325,000	8,082	$121,068	$771,068
Michael Curlook –	18,604	$80,000	5,340	$80,000	2,694	$40,356	$200,356
VP Investor Relations
Jody Harris (6)	-	-	5,269 (5)	$85,779(5)	-	-	$ 85,779

(1) All Options are granted with an exercise price equal to the Market Price of the Company’s Common Shares on the date of grant. The grant date ‘fair value’ of Options is determined using the Black-Scholes-Merton pricing model using various assumptions including share price volatility on the grant date based on the expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(2) For detailed performance and vesting analysis, see Vesting and Performance Measurement of 2019 Long-Term Equity Grants below. Effectively 1/3 vest in 3 years from date of grant relative to the Company’s Total Shareholder Return (“TSR”) performance relative to the TSR of the GDXJ index and the number PSUs to vest is subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 50% to 150% as described below. The other 2/3 vest base on the achievement of certain performance milestones described below.

(3) The grant date ‘fair value’ of both PSUs and RSUs (with the terms and performance vesting criteria as outlined below) was estimated by using the grant date share price of $14.98 per PSU.

(4) See 2019 Milestone RSU Grant below, a one-time grant to reflect the significant achievement of a formal Juanicipio Production Development Decision.

(5) Performance PSUs granted to Jody Harris in 2016 and 2017 that would have not otherwise vested based on their specified performance criteria, were vested by the Board upon her resignation as additional recognition of her long tenure with the Company.

(6) Ms. Harris resigned from the Company on September 5, 2019.

2019 Milestone RSU Grant

During the year ended December 31, 2015, 40,496 PSUs were granted to NEOs and others within the Company under the Share Unit Plan. The PSUs were performance-based awards and were to vest upon a formal Juanicipio Production Development Decision being made at the Company’s Juanicipio Project. Although a production decision was subsequently made by Fresnillo plc and the Company on April 11, 2019, as at December 4, 2018, the 40,946 PSUs were forfeited and canceled as the performance target had not been achieved during the performance period. The forfeited and canceled PSUs with respect to the NEOs included: 16,164 for George Paspalas; 8,082 for each of Larry Taddei and Peter Megaw; and 2,694 for Michael Curlook.

The Compensation Committee and the Board, in consultation with Lane Caputo, recognized that the timing of the formal Juanicipio Production Development Decision was not directly under the control of the NEOs (being that the Company is a minority shareholder in the project, and non-operator). As well, given that the formal Juanicipio Production Development Decision was made shortly after the original performance period expired, and given the significance of the milestone to the Company, a special one-time RSU grant was made with the equivalent number of share units granted that each NEO that had previously been forfeited. The RSUs vest one year from grant date of February 26, 2020.

Vesting and Performance Measurement of 2019 Long-Term Equity Grants

None of the above Options granted by the Company for 2019 had any immediate vesting, reflecting the intent to provide longer-term incentive-based compensation. All Options included in the grant, including those to non-NEOs (employees and consultants), vest 1/3 in 12 months (1 year) from February 26, 2019, 1/3 in 24 months (2 years) from February 26, 2019, and 1/3 in 36 months (3 years) from February 26, 2019.

Under the Share Unit Plan, each PSU entitles participants to receive one Common Share of the Company if certain performance and vesting criteria have been met. The PSUs granted to NEOs Paspalas, Taddei, Megaw, and Curlook, and reflected in the above table were divided into the following component grants:

i.	1/3 of the PSUs grant will vest only after three years of service from grant date. The number of PSUs to vest is subject to a market share price performance factor measured over a three-year performance period (the “Performance Measurement”). The Performance Measurement in respect of PSUs has been set by the Compensation Committee based on the relative TSR performance of the Company at the end of the three-year performance period, as compared to the performance of the Market Vectors Junior Gold Miners ETF (“GDXJ”). The potential PSU performance multiplier ranges from a minimum of 50% to a maximum of 150% of the initial PSU grant, based on a straight line TSR performance comparison over the three-year performance period. For example, Company underperformance of 25% less than the GDXJ results in a pro-rata PSU issuance of 75% of the initial grant, and Company overperformance of 25% more than the GDXJ performance, results in a PSU issuance of 75% of the initial grant. No payout will occur if TSR performance of the Company falls below a certain minimum.

ii.	2/3 of the PSUs grant will vest over a three-year performance period based on the achievement of pre-specified performance milestones related to the Juanicipio Project and linked to the Company’s share of funding of the project and to achieving commercial production.

Non-Vesting of PSUs issued in 2016

During the year ended December 31, 2016, 69,085 PSUs were granted to NEOs and others within the Company under the Share Unit Plan. The PSUs were performance-based awards with a market share price performance factor based on the relative TSR of the Company at the end of a three-year performance period, as compared to the TSR performance of the member GDXJ companies.

The Company’s TSR performance over the three-year period ended December 5, 2019 placed the Company at the 32nd percentile relative to other GDXJ companies, and resulted in a 18.75% PSU vesting of the initial PSU grant. The forfeited and canceled PSUs with respect to the NEOs included: 17,361 for George Paspalas; 9,490 for Larry Taddei, 15,046 for Peter Megaw; 3,704 for Michael Curlook; and nil for Jody Harris (in the latter case, they were vested upon her resignation).

Annual Burn Rate Under Equity Compensation Plans

The following sets forth the total number of Option, RSU, PSU and DSU awards intended for or granted in each of the past three years (to all NEOs, directors and all other Equity Incentive Plan participants combined), and the potential dilutive effect of such awards have assuming that each is paid out in Common Shares of the Company:

Yr	Share Unit Awards Granted (Burn Rate) (1)				DSUs Granted (2) (Burn Rate) (1)	Stock Options Granted (Burn Rate) (1)	Weighted Average Common Shares Outstanding
	RSUs	PSUs (0x) or (0.5x) (3)	PSUs (1x) (3)	PSUs (1.5 x) or (2x) (3)
2019	49,063 (0.06%)	69,950 (0.08%)	83,940 (0.10%)	97,930 (0.11%)	74,636 (0.10%)	416,448 (0.48%)	86,142,539
2018	- (0%)	- (0%)	91,406 (0.11%)	182,812 (0.21%)	89,374 (0.10%)	317,967 (0.37%)	85,519,481
2017	- (0%)	- (0%)	88,865 (0.11%)	177,330 (0.22%)	79,434 (0.10%)	285,522 (0.35%)	81,184,386

(1) The burn rate for a given year is calculated by dividing the number of Options, share unit awards or DSUs granted during the year or for the period, by the weighted average number of Common Shares outstanding during the year.

(2) DSUs granted include DSUs granted in lieu of retainer and meeting fees for those directors that so elected under the Company’s DSU Plan.

(3) The number PSUs to vest is subject to a Market Price performance factor as noted above, resulting in a PSU distribution range in 2017 and 2018 from 0% to 200% and in 2019 for a portion from 50% to 150%. A PSU multiplier of 0.0/1/5, 1.0, and 1.5/2.0 has therefore been assigned to the PSUs for these three years, to reflect the possible range of ultimate PSUs that will vest.

The total annual burn rate of all the combined equity awards (assuming 0/0.5x PSU multiple) granted in each year 2019, 2018 and 2017, is 0.71%, 0.48%, and 0.45% respectively. The total annual burn rate of all the combined equity awards (assuming 1x PSU multiple) granted in each year 2019, 2018 and 2017, is 0.72%, 0.58%, and 0.56% respectively. The total annual burn rate of all the combined equity awards (assuming 1.5/2x PSU multiple) granted in each year 2019, 2018 and 2017, is 0.74%, 0.69%, and 0.67% respectively.

2019 NEO Total Compensation Mix

The overall NEO compensation mix is purposely balanced between fixed components (base salary) and at-risk components (non-equity annual incentive payments and long-term equity incentives).

•	As a guiding philosophy, the Compensation Committee aims to keep the ‘at-risk’ compensation as a percentage of each NEO’s total compensation, above the 50th percentile as compared to the Peer Group.

Summarizing the NEO total compensation by category indicates that the majority of NEO compensation is at-risk, and in the case of the CEO and CFO, 73% and 71% respectively:

NEO	Not at-Risk Compensation		At-Risk Compensation
	Salary or Salary Equivalent ($)%		Non-Equity Incentive Plan Awards (Bonus) ($)%		Long-Term Equity-based awards (1) ($)%		Total at-Risk (%)	Total Compensation ($)
	(a)		(b)		(c)		(b)+(c)	(a)+(b)+(c)
George Paspalas CEO	578,000	27	604,000	28	$992,137	46	73	2,174,137
Larry Taddei CFO	300,000	29	162,000	16	$561,068	55	71	1,023,068
Peter Megaw CXO	353,400	27	200,000	15	$771,068	58	73	1,324,468
Michael Curlook VP Investor Relations	205,000	42	85,000	17	$ 200,356	41	58	490,356

NEO	Not at-Risk Compensation		At-Risk Compensation
	Salary or Salary Equivalent ($)%		Non-Equity Incentive Plan Awards (Bonus) ($)%		Long-Term Equity-based awards (1) ($)%		Total at-Risk (%)	Total Compensation ($)
	(a)		(b)		(c)		(b)+(c)	(a)+(b)+(c)
Jody Harris (2) Corporate Secretary	76,688	47	-	-	$ 85,779	53	53	162,467

(1) Combined Options, RSUs and PSUs granted under the Company’s Equity Incentive Plans related to 2019.

(2) Ms. Harris resigned from the Company on September 5, 2019.

Base salary (and the equivalent daily rate for the CXO) comprise only a portion of the total annual cash-based compensation that a NEO is paid. Non-equity annual incentives and long-term equity-based compensation, represents the majority of each NEO’s 2019 compensation, and is compensation that is “at-risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company’s Common Shares, relative to the market and to the Peer Group.

As indicated above, the majority of NEO compensation is at-risk, and therefore aligned with Shareholder interests.

Recovery or “Claw back” Policy

The Company’s incentive-based compensation plans are intended to align the interests of the Company’s executive officers and Shareholders through equity and other performance-based compensation plans. The Company’s executive compensation recovery policy (the “Recovery Policy”) was adopted in 2017 by the Company, which provides for the right to recover performance-based compensation from the Chief Executive Officer, the Chief Financial Officer or any other officer of the Company that has engaged in fraud, theft, embezzlement, serious misconduct or negligence (collectively, “Misconduct”) irrespective of whether it directly caused or directly contributed to the need for a material restatement (a “Material Restatement”) of the Company’s financial results in order to comply with applicable securities laws.

The Recovery Policy is administered by the independent members of the Board of Directors and any determinations made by the independent members of the Board shall be deemed conclusive and binding on all individuals covered by the Recovery Policy.

The Recovery Policy is triggered (i) if the Company is required by applicable securities laws to materially restate previously issued financial statements and the Misconduct of an officer of the Company directly contributed to the need for such Material Restatement or (ii) in the event an officer of the Company has engaged in Misconduct, irrespective of whether there was a Material Restatement.

Within three months of the discovery of a Material Restatement or Misconduct, the Board may, subject to applicable laws and the terms and conditions of any compensation plans, (i) seek recovery from such officer of the portion of performance-based compensation awarded to the officer during the 24 month period preceding the date on which the Company is required to prepare the accounting restatement (the “Restatement Date”), that is greater than the compensation that the officer would have been awarded had such compensation been calculated on the basis of the restated financial results (the “Attributable Portion”), in the case of incentives based on the Company’s financial performance; and (ii) cancel the Attributable Portion of any unvested equity compensation securities or claw back the Attributable Portion of any vested and unexercised equity compensation securities that are outstanding on the Restatement Date that were awarded to an officer during the 24 month period preceding the Restatement Date and require that the officer repay the Attributable Portion of the after-tax amount of any gain on the exercise or settlement of any equity compensation securities exercised or settled within 12 months from the end of the financial period subject to the financial restatement.

Group Insurance Benefits

A Group Insurance Plan is extended to all officers and all employees of the Company (excluding directors and excluding officers remunerated in a consulting capacity). The plan was adopted to provide security to employees and their dependents pertaining to health and welfare risks. The plan premiums are paid by the Company, and coverage includes extended health and dental benefits, long-term disability insurance, $25,000 of life and critical illness insurance, and an employee assistance plan. Dr. Megaw, as a US resident, does not participate in group insurance benefits. Ms. Harris was a consultant to the Company, and no longer participated in the group insurance coverage prior to her resignation.

Risks Related to Compensation Policies & Practices

The Company is a development and exploration stage company and does not yet have any operating assets. Incentive compensation is generally paid in relation to milestones regarding the advancement of projects (drilling success, resource calculations, evaluation and development activities) which are subject to considerable external review and assessment that is independent of the Company’s NEOs. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Compensation Committee has also reviewed the policies and practices of the Company and believes that such policies and practices include the following characteristics that reduce the likelihood of having a material adverse risk on the Company or excessive risk-taking by employees, including NEOs:

•	The compensation mix is balanced among fixed components (base salary and group insurance benefits) and at-risk components (annual incentive payments and long-term incentives, including equity incentive grants);

•	The Compensation Committee and Board have ultimate authority to determine compensation provided to each of the NEOs;

•	The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has in the past engaged independent compensation consultants on an as needed basis, which have assisted the Compensation Committee in reviewing executive compensation;

•	The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the Board. Individual payouts are based on a combination of both individual and corporate metrics as well as both qualitative and discretionary factors;

•	Equity-based awards are all recommended by the Compensation Committee and approved by the Board; and

•	The Board approves the compensation for the all NEOs.

As of the date of this Information Circular, the Compensation Committee has not identified any risks arising from our policies and practices that could encourage a NEO or other employee to take inappropriate or excessive risks.

Hedging of Company Securities

Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:

•	speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Company’s Stock Option Plan or any other Company benefit plan or arrangement);

•	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Company; and

•	buying a “put option” giving the holder an option to sell securities of the Company.

C.       Performance Graph

The following graph compares the cumulative Shareholder return on a $100 investment in Common Shares of the Company to the cumulative Shareholder return for the S&P/TSX Composite Index and for the Market Vector Junior Gold Miners (ETF) (“GDXJ”), each for the five-year period ended December 31, 2019.

The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, TSX listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries and is not specific to the mining or silver industry.

The GDXJ is an exchange traded fund (“ETF”) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry, more closely resembling the business of the Company. The Company therefore believes tracking its share price against the GDXJ is a more appropriate measure of the relative market performance of the Company.

A NEO Compensation Index has been created and added the graph, allowing the reader to assess changes in total NEO compensation, relative to the analysis of Shareholder returns.

Note: Sourced from Bloomberg. Cumulative total Shareholder return assuming dividend reinvestment

	2014	2015(2)	2016	2017	2018	2019
MAG Silver (1)	100.00	102.63	155.25	163.03	105.04	161.13
S&P/TSX Composite Index (1)	100.00	91.67	111.00	121.08	110.32	135.52
Market Vectors Junior Gold Miners ETF (GDXJ) (1)	100.00	96.26	161.92	163.19	157.89	211.19
NEO Compensation Index (1) (2)	100.00	134.10	116.60	110.92	114.95	145.01

(1) Assuming an investment of $100 on December 31, 2014, with a MAG share price of $9.52/share, the TSX S&P index at 14,632 and the GDXJ index at 23.93 with all dividends reinvested, and a 2014 NEO compensation base year total of 3,693,592.

(2) In 2015, the NEO compensation review cycle timing was changed, resulting in equity incentive grants covering a 1 ½ year grant period (June 2015 to December 2016), or an additional one-time half year grant to each NEO when comparing on a calendar year basis.

Comparison of Cumulative Total Return

From December 31, 2014 to December 31, 2019, the share price of the Company increased by 61.13%, compared to an increase in the S&P/TSX Composite Index of 35.52% and an increase in the GDXJ Index of 111.19% during the corresponding five-year period. During this period in which the Company outperformed both the S&P/TSX Composite Index but underperformed the GDXJ, the aggregate compensation of all individuals acting as NEOs increased by 45.01%. The increase in aggregate compensation for all NEOs over the five-year period can be attributed to the upgrading and the professional development of the NEO team to expand certain skillsets required as the Company transitioned from exploration to a development and preproduction stage company (Juanicipio development began October 28, 2013, and a formal Juanicipio Production Development Decision made this past April 11, 2019).

The NEO compensation is not solely correlated with share price market performance. In determining overall compensation, as the Compensation Committee also considers numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.). In addition, the Company’s joint venture partner, Fresnillo plc is the operator of the Company’s 44% interest in the Juanicipio Project and the Company is reliant on them to a large extent to advance the project in a timely and efficient fashion.

The Company’s primary asset, its 44% interest in the Juanicipio Project, has been significantly advanced in the last five years and significant net asset value has been created, which correlates to increased Shareholder returns.

D.       Compensation Governance

Compensation Committee – Members and Skills

The Company’s Compensation Committee consists of three independent directors. The members of the Compensation Committee are Derek White (Chair), Richard Clark and Dan MacInnis. As discussed above under the heading Compensation Discussion and Analysis, the Compensation Committee is charged with implementing an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. In 2019, the Compensation Committee held two meetings, each of which were attended by Messrs. White and Clark, and Mr. MacInnis attended the second meeting as he was not a Compensation Committee member when the first meeting was held. In connection with its mandate, the Compensation Committee keeps the Board apprised of its work by providing regular updates at the Company’s Board meetings.

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. In addition, the Compensation Committee obtains input from independent outside compensation consultants when necessary. The relevant experience of the Compensation Committee members is summarized below.

Derek White

•     Mr. White is President and CEO of Ascot Resources Ltd. Currently Mr. White is also a director of Orca Gold Inc. Formerly Mr. White was a Principal of Traxys Capital Partners, prior to that President, Chief Executive Officer and a director of KGHM International Ltd., and a director of Magellan Minerals Limited.

•     In his capacity as a senior executive and a director, Mr. White is involved with the compensation matters of Ascot Resources Ltd., serves as a member of the Compensation Committee of Orca Gold Inc., formally served on the Compensation Committee of Magellan Minerals Limited and was formerly involved with international compensation matters of the KGHM group of companies. He has had past tenures serving on the Compensation Committees of Oro Silver Resources Ltd. and Laurentian Goldfields Limited.

Richard Clark

•     Mr. Clark is currently President, CEO and a director of Orca Gold Inc., and has also been a senior executive with the Lundin Group of Companies for the past 18 years. Mr. Clark has served as a director of several other public companies: RB Energy Inc. (formerly Sirocco Mining Inc.), Lucara Diamond Corp., Red Back Mining Inc., Kinross Gold Corporation, Fortuna Silver Mines Inc., Corriente Resources Inc., Minera Andes Inc., Sanu Resources Ltd., and Sunridge Gold Corp.

•     In his capacity as a director, Mr. Clark has served on the Compensation Committees of numerous companies, including most recently Orca Gold Inc. and Lucara Diamond Corp.

Dan MacInnis

•     Mr. MacInnis is currently a director and board chair of Group Eleven Resources Corp. (since 2017), and up to May 7, 2020 a director and board chair of Balmoral Resources Ltd. (since 2014), and has over forty years’ experience in mineral exploration industry.

•     In his capacity as a director, Mr. MacInnis serves on the Compensation Committee of Group Eleven Resources Corp. and served on the Compensation Committee of Balmoral Resources up to May 7, 2020.

Policies and Practices Used to Determine Executive and Board Compensation

The Company’s policies and practices for establishing compensation levels for executive officers have been described in the Statement of Executive Compensation section commencing on Page 18 of this Information Circular.

The Compensation Committee determines director compensation with reference to Board compensation of comparably sized Canadian companies – see the discussion on Director Compensation commencing on Page 47 of this Information Circular.

Responsibilities, Powers and Operation of the Compensation Committee

The Board has established a Compensation Committee for the purpose of providing the Board with recommendations relating to the form and amounts of all compensation and benefits for directors and executive officers, succession plans for executive officers (in the case of the CEO, in conjunction with the Governance and Nominating Committee), and human resources policies for executive officers.

In fulfilling its responsibilities, the Compensation Committee is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review and recommend any amendments to the Company’s equity related plans; (c) review and recommend to the Board all grants and awards made under all the Company’s equity related plans including: the Stock Option Plan, Share Unit Plan, and the DSU Plan; (c) review and recommend to the Board all other executive compensation matters; (d) establish compensation and recruitment policies and practices for the Company’s executive officers; (e) administer the Company’s Stock Option Plan and the Share Unit Plan; (f) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (g) review compensation disclosure in public documents, including the compensation discussion and analysis included herein, in accordance with applicable rules and regulations.

The CEO may be asked to attend the Compensation Committee’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

Executive Compensation Consultant

The Compensation Committee periodically engages (typically every other year) an independent executive compensation consulting firm specializing in executive and Board compensation reviews, strategic short and long-term incentive design, executive retention issues and compensation and executive contract issues surrounding mergers and acquisitions. The independent compensation firm that has been regularly engaged since 2010, has been Lane Caputo. When engaged, their mandate has been to assist the Compensation Committee by providing a review of the compensation arrangements for the Company’s executive management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices. Lane Caputo has also provided the Compensation Committee with benchmarking analysis of the Company’s compensation practices as compared to a peer group of companies in the same industry, and of similar size and stage of development (see Comparator Group above under Compensation Discussion & Analysis).

The Compensation Committee considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

Fees for Executive Compensation Analysis

The following table summarizes the executive compensation consulting and other fees charged by Lane Caputo for its services during 2019 and 2018.

Service Provided	Fiscal Year 2019	Fiscal Year 2018
Compensation Reports	Nil	$36,000
Other services	$15,814	Nil

The Compensation Committee is required to pre-approve any non-compensation related work by Lane Caputo. Although management may liaise with Lane Caputo to provide information on the Company’s compensation specifics, Lane Caputo reports directly to the Compensation Committee in all engagements undertaken.

E.       Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2)(3) ($)	Non-Equity Incentive Plan compensation Annual incentive plans(4) ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(h)	(i)
George Paspalas CEO	2019	578,000	617,137	375,000	604,000	Nil	2,174,137
	2018	561,000	269,397	375,000	519,000	Nil	1,724,397
	2017	550,000	267,703	374,998	495,000	Nil	1,687,701
Larry Taddei CFO	2019	300,000	341,068	220,000	162,000	Nil	1,023,068
	2018	275,400	147,269	205,000	125,000	Nil	752,669
	2017	270,000	146,338	204,996	121,500	Nil	742,834
Peter Megaw CXO (5)	2019	353,400(5)	446,068	325,000	200,000(5)	Nil	1,324,468
	2018	385,961(5)	233,474	325,000	173,000(5)	Nil	1,117,435
	2017	337,300(5)	232,005	325,000	147,420(5)	Nil	1,041,724
Michael Curlook VP Investor Relations	2019	205,000	120,356	80,000	85,000	Nil	490,356
	2018	195,000	57,467	80,000	62,000	Nil	394,467
	2017	180,000	57,107	80,000	58,275	Nil	375,382
Jody Harris Corporate Secretary(6)	2019	76,688 (7)	85,779	-	-	181,620(8)	344,087
	2018	104,080(7)	29,009	42,600	30,000	51,000 (8)	256,689
	2017	119,723	37,476	52,497	39,808	Nil	249,457

(1)	Share based awards consist of RSUs, and PSUs granted under the Company’s Equity Incentive Plans as described above under Long-Term Compensation. Other than PSUs with a market performance factor, the grant date ‘fair value’ of these grants was determined using the fair market value of the Common Shares on the date of grant. In accordance with IFRS, the grant date ‘fair value’ of PSUs with a market performance component is determined using the Monte Carlo simulation model, which takes into account market performance factors in estimating the fair value.
(2)	The grant date ‘fair value’ of Options has been determined using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with IFRS and was determined using various assumptions including share price volatility on the grant date taking into account an expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.
(3)	All Options are granted with an exercise price equal to the Market Price of the Company’s Common Shares on the date of grant. Accordingly, the above values shown for these Option grants reflects the theoretical fair value of the Options at the time of the grant (based on the Black-Scholes-Merton option pricing model noted in (2) above), and do not represent the in-the-money value at the time of grant (which would be NIL).
(4)	The dollar amounts under the Non-Equity Incentive Plan Compensation - Annual Incentive Plans column represent cash bonus payments made prior to December 31 of the noted fiscal year, for non-Equity Incentive Plan compensation earned by the NEO in the same fiscal year (as more fully described on page 25 under Incentive Compensation and Measurements of Performance above).
(5)	Dr. Megaw is remunerated in US$ through IMDEX Inc., a company in which he is a principal, under the FSA as described above under CXO Daily Rate. Dr. Megaw (through IMDEX), was paid consulting fees as CXO of US$268,100 in 2019 (US$292,950 in 2018 and US$262,800 in 2017) converted to Canadian dollars at an average rate of 1.3182 in 2019 (1.3175 in 2018 and 1.2835 in 2017), and a bonus of US$151,500 (US$131,150 in 2018 and US$116,125 in 2017) converted to Canadian dollars at a rate of 1.3201 in 2019 (1.3191 in 2018 and 1.2695 in 2017). The conversion rates to Canadian dollars represent exchange rates approximating the rate in effect when the fees were paid.
(6)	Ms. Harris resigned from the Company on September 5, 2019.
(7)	Effective October 1, 2018, Ms. Harris’ services were engaged through Jody Harris Consulting Inc., a company wholly owned by Ms. Harris, and services remunerated as provided on a daily charge rate (see ‘Daily Rates’ above) after that date.
(8)	Jody Harris Consulting Inc. was paid a retention fee of $153,000 in 2019 ($51,000 in 2018) for her services under a Consulting Contract, and an equity settlement payment of $28,620 after her resignation.

The Company has calculated the “grant date fair value” amounts for Options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model as described in note (2) above. Calculating the value of Options using this methodology is very different from a simple “in-the-money” value calculation. For example, Options that are well out-of-the-money, may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying Option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money Option value calculation. The value of the in-the-money Options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the Outstanding Option-Based Awards table below.

CEO Total Direct Compensation - 5-year Review

The following table illustrates the alignment between CEO pay and Shareholder value. The table compares the current value of total direct compensation awarded to the Company’s CEO over the past five years to a comparable measure of the value received by Shareholders over the same period.

Fiscal Year	Total CEO Direct Compensation Awarded (1) ($)	Total Direct Compensation Realized and Realizable at December 31, 2019 (2) ($)	Value on December 31, 2019 as a percentage of value at the time of award (3) (%)	Shareholder Value (4) ($)
2015 (5)	2,057,989	2,756,839	134	156
2016	1,749,667	1,023,952	59	155
2017	1,687,701	1,571,445	93	98
2018	1,724,397	1,672,865	97	96
2019	2,174,137	2,179,956	100 (6)	148
Average			97	131

(1) Mr. George Paspalas’ was appointed CEO (and Director) of the Company on October 15, 2013. Mr. Paspalas does not receive any additional compensation for his directorship services, and all his compensation is reflected above (includes base salary, annual non-equity incentives, and equity grants valued at ‘fair value’ as at date of grant).

(2) Includes base salary, annual non-equity incentives, and equity grants (both vested and those currently unvested) valued at market value as at December 31, 2019 for equity instruments still held, and the realized value if previously realized.

(3) Value of total CEO direct compensation measured on December 31, 2019 as a percentage of his total direct compensation as intended in the year of the award.

(4) Cumulative value as at December 31, 2019 of $100 invested in shares on January 1 in the award year, including dividends reinvested, if any.

(5) In 2015, the NEO compensation review cycle timing was changed, resulting in equity incentive grants covering a 1 ½ year grant period (June 2015 to December 2016), or an additional one-time half year grant when comparing on a calendar year basis.

(6) Due to a Company imposed blackout, equity incentive grants were yet to be issued to Mr. Paspalas, which is why the full-face value of the proposed grant is being used as the intended value at December 31, 2019.

F.       Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each NEO, the Option-based and share-based awards outstanding as at December 31, 2019 and their market value as of the same date. Unless otherwise noted, the Option-based awards were fully vested as at December 31, 2019.

•	Option-based award value is calculated based on the difference between the market value of the securities underlying the instruments at the end of the year and the exercise price of the Option.

•	Share-based award value is calculated based on the closing price at December 31, 2019.

•	The closing price of the Company’s shares on the TSX on December 31, 2019 was $15.34.

	Option Based Awards				Share-based Awards (3)
Name (a)	Number of securities underlying unexercised Options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money Options ($) (e)	Number of shares or units of shares that have not vested (4) (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
George Paspalas	125,000	9.28	12/04/2020	757,500	54,819	840,923	673,303
	64,102	17.55	12/06/2021	Nil	n/a	n/a	n/a
	78,947(1)	13.91	12/5/2022	112,894	n/a	n/a	n/a
	88,028 (2)	13.46	04/12/24	165,493	n/a	n/a	n/a
Larry Taddei	35,000	9.28	12/04/2020	212,000	29,967	459,694	33,595
	35,042	17.55	12/06/2021	Nil	n/a	n/a	n/a
	43,157(1)	13.91	12/5/2022	61,715	n/a	n/a	n/a
	48,122(2)	13.46	04/12/24	90,469	n/a	n/a	n/a

	Option Based Awards				Share-based Awards (3)
Name (a)	Number of securities underlying unexercised Options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money Options ($) (e)	Number of shares or units of shares that have not vested (4) (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
Peter Megaw	37,500	10.02	06/23/2020	199,500	47,509	728,788	53,260
	75,000	9.28	12/04/2020	454,500	n/a	n/a	n/a
	55,555	17.55	12/06/2021	Nil	n/a	n/a	n/a
	68,421(1)	13.91	12/5/2022	97,842	n/a	n/a	n/a
	76,291(2)	13.46	04/12/24	143,427	n/a	n/a	n/a
Michael Curlook	15,000	10.02	06/23/2020	79,800	11,694	179,788	13,100
	30,000	9.28	12/04/2020	181,800	n/a	n/a	n/a
	13,675	17.55	12/06/2021	Nil	n/a	n/a	n/a
	16,842(1)	13.91	12/5/2022	24,084	n/a	n/a	n/a
	18,779(2)	13.46	04/12/24	35,305	n/a	n/a	n/a
Jody Harris (5)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(1)	Options are 2/3 vested as at December 31, 2019, and 1/3 vesting on December 5, 2020 (36 months from date of original grant date).
(2)	Options are 1/3 vested as at December 31, 2019, with 1/3 vesting on December 31, 2020 and 1/3 vesting on December 31, 2021.
(3)	Share-based awards to NEO’s in table above included PSUs and prior to 2017, DSUs.
(4)	PSUs vest in 3 years from date of grant, and the number PSUs to vest is subject to a Market Price performance factor measured over a three-year performance period, resulting in a PSU range from 0% to 200%. For the calculations above, an assumption of 100% PSU payout has been used.
(5)	Ms. Harris resigned from the Company on September 5, 2019.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2019. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of a Common Share of the Company on the TSX at the close of the particular 2019 vesting date and the exercise price of the Option. The value of the share unit-based awards vested during the year in the table below is the closing price of a Common Share of the Company on the TSX as at the 2019 vesting date. The non-Equity Incentive Plan compensation earned during the year in the table below represents the NEOs 2019 annual incentive paid (as discussed above in the Compensation Discussion & Analysis) in December 2019.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-Equity Incentive Plan compensation – Value earned during the year ($)
George Paspalas	56,217	55,203	$ 604,000
Larry Taddei	30,732	30,178	$ 162,000
Peter Megaw	48,721	47,844	$ 200,000 (1)
Michael Curlook	11,993	11,768	$ 85,000
Jody Harris (2)	18,052	110,675	Nil

(1) Dr. Megaw is remunerated under the FSA as described above and his CXO bonus was paid as US$151,500 through IMDEX Inc., a Company in which Dr. Megaw is a principal.

(2) Ms. Harris resigned from the Company on September 5, 2019.

G.       Employment Agreements

Each of Messrs. Paspalas and Curlook entered into employment agreements dated October 15, 2013, and March 4, 2013, respectively. Mr. Taddei entered into an employment agreement with the Company dated June 22, 2010. Further amending agreements were executed for Mr. Taddei effective August 1, 2011, providing for amendments to the entitlements of the NEO upon a dismissal without cause. Such employment agreements, including all amendments thereto, are collectively referred to in this Information Circular as the “Employment Agreements.” Dr. Megaw’s services do not fall under an Employment Agreement but are rather contracted under the terms of an FSA between the Company and IMDEX (see Interest of Informed persons in Material Transactions below). Ms. Harris entered into an employment agreement with the Company, which was amended and restated on October 17, 2008 and again on December 13, 2013. Effective October 1, 2018, Ms. Harris became a consultant and her services no longer fall under an Employment Agreement but are rather contracted under the terms of a Consulting Agreement between the Company and Jody Harris Consulting Inc. Ms. Harris resigned from the Company on September 5, 2019.

The Employment Agreements prescribe the terms of employment for each of Messrs. Paspalas, Taddei, and Curlook and set out their base salary, and eligibility for incentive-based awards (annual discretionary bonus and equity incentive grants). The Consulting Agreement between the Company and Jody Harris Consulting Inc. prescribe the terms of service of Ms. Harris, including provisions for a daily rate and eligibility for incentive-based awards (annual discretionary incentive payments and equity incentive grants).

The annual salary of each of Messrs. Paspalas, Taddei, and Curlook are reviewed annually in the manner consistent with the Compensation Discussion and Analysis above. The payment of bonuses and the grants made under incentive equity plans are at the discretion of the Board and are determined in accordance with the methodology described in the Compensation Discussion and Analysis above. Dr. Megaw’s consulting terms under the FSA are reviewed and renewed annually, and any bonuses and grants made under incentive equity plans are fully at the discretion of the Board, although he is provided a bonus target as described above in the Compensation Discussion and Analysis above.

Subject to the Company’s obligations described below under Termination and Change of Control Benefits, the Employment Agreements of Messrs. Paspalas, Taddei, and Curlook may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice. Each of Messrs. Paspalas, Taddei, and Curlook may terminate their respective employment with the Company at any time by giving written notice as defined in their respective Employment Agreements (see Resignation or Retirement below); however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period. As discussed below under Termination and Change of Control Benefits, each of Messrs. Paspalas, Taddei, and Curlook have certain entitlements in the event of a Change of Control (as defined below) of the Company. With respect to Dr. Megaw, the FSA does not include Termination and Change of Control Benefits.

H.       Senior Management Share Ownership Requirement

In an effort to align the interests of the NEO’s with those of Shareholders, the Company has adopted a Share ownership policy (the “Share Ownership Policy”) outlining a minimum share ownership requirement for the CEO, CFO and CXO (and VP Operations should that role be occupied), pursuant to which they are required to own Common Shares or equity linked securities other than Options (collectively “MAG Securities”) having a value established by the Board. The Share Ownership Policy is reviewed annually and changes made as required. The minimum share ownership requirements under the current Share Ownership Policy are (i) for the CEO, a value equivalent to three times annual base salary; (ii) for the CFO (and VP Operations should that role be occupied), a value equivalent to one times annual base salary; and (iii) for the CXO, a value equivalent to one times his prior years’ billings for consulting services. With the policy adopted, identified executives must achieve this ownership threshold within three years from the date the individual became an officer. Ownership thresholds are calculated based on the current Market Price of the MAG Securities as at the date of determination. If a participant, subject to this policy, has met the minimum equity holding requirement as set out herein but subsequently fails to meet such requirement solely as a result in a decline in the Market Price of the company’s securities, then such participant shall have a period of 12 months to regain compliance with the policy.

Each individual is required to maintain their minimum ownership level throughout his term as an officer.

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.

Share Ownership Position and Requirement of certain Executive Officers as at May 13, 2020:

Name	Type of Eligible Securities	Number of Eligible MAG Securities(1) (#)	Value of Holdings (2) ($)	Base Salary as at Dec 31, 2019 ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Base Salary
George Paspalas, CEO	Common Shares	211,052	3,385,274
	DSU	39,886	639,771
	RSU	16,164	259,271
	PSU	79,852	1,280,826
	Total	346,954	5,565,142	578,000	1,734,000	Yes & 9.6x
Larry Taddei, CFO	Common Shares	100,875	1,618,035
	DSU	Nil	Nil
	RSU	8,082	129,635
	PSU	44,653	716,234
	Total	153,610	2,463,904	300,000	300,000	Yes & 8.2x
Peter Megaw, CXO	Common Shares	421,723	6,764,437
	DSU	Nil	Nil
	RSU	8,082	129,635
	PSU	72,676	1,165,723
	Total	502,481	8,059,795	353,400 (3)	353,400	Yes & 22.8x
(1)	Eligible MAG Securities includes number of Common Shares, RSUs, PSUs and DSUs held by the NEO as at May 13, 2020.
(2)	Value of holdings is based on the total number of eligible securities held multiplied by the price per Common Share on the TSX as at market close on May 13, 2020 of $16.04.
(3)	Based on 2019 Canadian dollar equivalent consulting fees earned.

I.       Termination and Change of Control Benefits

Pursuant to the Employment Agreements entered into by the Company with each NEO, the FSA entered into by the CXO, and the Consulting Agreement with Ms. Harris, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement or in certain circumstances following a Change of Control, as applicable. An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2019 is set out in the table below and is more fully described in the section that follows.

	Triggering Event – December 31, 2019
NEO	Resignation or Retirement $	Termination For Cause $	Termination Without Cause $	Change of Control $
George Paspalas	Nil	Nil	2,312,000	2,312,000
Larry Taddei	Nil	Nil	575,000	425,000
Peter Megaw (1)	Nil	Nil	Nil	Nil
Michael Curlook	Nil	Nil	215,750	267,000
Jody Harris (2)	n/a	n/a	n/a	n/a
(1)	Dr. Megaw’s services are encompassed under a Field Services Agreement between the Company and IMDEX (see Interest of Informed persons in Material Transactions below) which does not include Termination and Change of Control Benefits.
(2)	Ms. Harris resigned from the Company on September 5, 2019.

Resignation or Retirement

Mr. Paspalas is entitled to resign at any time by giving the Company at least 90 days’ prior notice (which the Company may shorten or waive entirely). In the event Mr. Paspalas resigns, the Company is required to pay a lump sum payment equal to his unpaid annual base salary and vacation pay up to and including the last day of the notice period. As well, he would be entitled to receive his benefits to the last day of the notice period.

Messrs. Taddei, and Curlook are entitled to resign at any time by giving the Company at least 60 and 30 days’ prior notice respectively (which the Company may shorten or waive entirely). In the event Messrs. Taddei or Curlook resigns, the Company is required to pay a lump sum payment equal to: (a) his unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the last day of the notice period and the denominator of which is 365. Such resigning NEO is also entitled to receive his benefits to the last day of the notice period. Because 2019 bonuses were already paid as of December 31, 2018, there would have been no additional requirement on the part of the Company to pay a 2019 bonus upon the resignation of either Messrs. Taddei or Curlook on December 31, 2019.

In the event that Messrs. Paspalas, Taddei, or Curlook either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s Board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA.

Termination for Cause

Upon termination of employment of Messrs. Paspalas, Taddei, or Curlook, for cause, the Company is not required to make any payments to such NEO, other than for his annual base salary, benefits and vacation pay earned up to the date of termination.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA.

Termination Without Cause

Upon termination of Mr. Paspalas without cause, the Company is required to pay him a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to two times the sum of (i) his annual base salary and (ii) the target bonus for the year. Additionally, Mr. Paspalas would continue to receive the benefits he was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Upon termination without cause of Messrs. Taddei and Curlook, the Company is required to pay to each NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid); and (c)(i) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei; and (c)(ii) three months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Curlook. Additionally, the NEO must continue to receive the benefits he was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA.

Change of Control / Change of Responsibilities

For purposes of the Employment Agreements of Messrs. Paspalas, Taddei, and Curlook, a “Change of Control” includes the acquisition by a person of 50% or more of the Common Shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the Common Shares of the Company or the reorganized entity; a Shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company’s Board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent Board shall be considered as though such individuals were members of the incumbent Board unless assumptions of office occurred as a result of a proxy contest).

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined above). Because a Change of Control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the Board determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

In the event that Mr. Paspalas’ employment is terminated by the Company within six months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or Mr. Paspalas terminates his employment within six months of a Change of Control of the Company for good reason (generally being a material adverse change in terms of employment), the Company must pay Mr. Paspalas (i) any unpaid annual base salary for the period to and including the date of termination and an amount equal to, and (ii) an amount equal to two times the sum of (X) his annual base salary then in effect and (Y) the target bonus for the year.

In the event that Messrs. Taddei’s or Curlook’s employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or in the case that Messrs. Taddei or Curlook employment is terminated by one of them within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary and vacation for the period up to and including the date of termination, and an amount equal to the sum of the NEOs annual base salary in affect for that fiscal year, plus the annual bonus paid to such NEO for the previously completed fiscal year.

Each of Messrs. Paspalas, Taddei and Curlook is entitled, following a Change of Control and termination of employment, to have any Options, rights, or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will thereafter be exercisable by him for up to 90 days after the date of termination. These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full-time employment with a new employer.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of termination under the FSA, including under a Change of Control as defined above.

J.       Pension Plan Benefits

The Company does not provide any pension benefits and does not have a pension plan.

K.       Director Compensation

No additional compensation is paid to Mr. Paspalas, the Company’s CEO, in consideration for his services as a director of the Company. All compensation paid to Mr. Paspalas in the course of the year, has been reflected above in the Summary Compensation Table for NEOs.

The following table describes director compensation for non-executive directors for the year ended December 31, 2019.

Name	Cash Fees Earned (1) ($)	Option-based awards ($)	Share-based awards ($)	Share-based Fees(2) ($)	All other compensation ($)(3)	Total compensation ($)
Jonathan Rubenstein	77,500	n/a	150,000	75,000	Nil	302,500
Daniel MacInnis	75,625	n/a	150,000	n/a	Nil	225,625
Derek White	82,500	n/a	150,000	n/a	Nil	232,500
Peter Barnes	82,500	n/a	150,000	n/a	Nil	232,500
Richard Clark	Nil	n/a	150,000	85,000	Nil	235,000
Jill Leversage	82,729	n/a	150,000	n/a	Nil	232,729
Richard Colterjohn(4)	35,938	n/a	n/a	n/a	Nil	35,938
(1)	The table outlines the compensation paid for Board and committee retainer fees and meeting fees as per the ‘Schedule of Director Fees’ below. Committee positions for each director nominee are outlined in the table found under the heading Election of Directors above.
(2)	Under the Shareholder approved DSU Plan, Directors may elect to have all, or a portion of director and committee retainers and meeting fees paid in DSUs. Messrs. Rubenstein and Clark made the election to receive all or portion of their 2019 retainer and director fees in DSUs.
(3)	All other compensation includes travel fees to attend meetings and per diem oversight work as directed by the Board.
(4)	Mr. Colterjohn ceased to be a director on June 13, 2019.

Equity-Based Awards to Directors

The following table sets out for each non-executive director, the incentive equity-based awards, specifically DSUs (share-based awards), outstanding as of December 31, 2019 with their market value as of the same date. These equity-based awards were all fully vested as at December 31, 2019. The closing price of the Company’s shares on the TSX on December 31, 2019 was $15.34.

	Option Based Awards				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jonathan Rubenstein	Nil	n/a	n/a	n/a	Nil	Nil	1,572,994
Dan MacInnis	Nil	n/a	n/a	n/a	Nil	Nil	1,084,983
Derek White	Nil	n/a	n/a	n/a	Nil	Nil	1,183,803
Peter Barnes	Nil	n/a	n/a	n/a	Nil	Nil	1,084,983
Richard Clark	Nil	n/a	n/a	n/a	Nil	Nil	1,498,150
Jill Leversage	Nil	n/a	n/a	n/a	Nil	Nil	1,460,276
Richard Colterjohn (1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(1)	Mr. Colterjohn ceased to be a director on June 13, 2019.

Schedule of Director Fees

The fees payable to the directors of the Company for their service as directors and as members of committees of the Board at December 31, 2019 were as follows:

Board or Committee Name	Chair Annual Retainer(1) ($)	Member Annual Retainer (1) ($)	Meeting Stipend(2) ($)	Per diem fees(3) ($)
Board of Directors	140,000	55,000	n/a	1,000/day
Audit Committee	15,000	12,500	n/a	1,000/day
Compensation Committee	15,000	12,500	n/a	1,000/day
Governance & Nomination Committee	15,000	12,500	n/a	1,000/day
Disclosure Committee	n/a (4)	5,000	n/a	n/a
Health, Safety, Environmental and Community Committee	15,000	12,500	n/a	1,000/day
(1)	Under the terms of the Company’s DSU Plan, a director may elect to receive all or a portion of the annual retainer or meeting fees in the form of DSUs, paid quarterly and in arrears.
(2)	Effective January 1, 2019 all meeting fees were incorporated into annual retainer fees –meeting fees are no longer paid.
(3)	Per diem fees are to cover work commitments for director services that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.
(4)	Chair of the Disclosure Committee is George Paspalas, NEO. Mr. Paspalas is not paid additional fees for his services as Chair of the Disclosure Committee.

Director – Change of Control

The directors are not eligible for any Change of Control payments or other related benefits.

Value Vested or Earned During the Year

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2019. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of a Common Share of the Company on the TSX at the close of the particular 2019 vesting date and the exercise price of the Option. The value of the share unit-based awards (DSUs) vested during the year in the table below is the closing price of a Common Share of the Company on the TSX at the close on the 2019 vesting date. DSUs vest immediately upon grant date due to the long-term incentive plan nature of the DSU Plan which entitles directors to exercise DSUs only upon retirement (or non-election) from the Board.

Name	Option-based awards – Value Vested during the year(1) ($)	Share Unit-based awards – Value Vested during the year ($)
Jonathan Rubenstein	Nil	225,000 (2)
Dan MacInnis	Nil	150,000
Derek White	Nil	150,000
Jill Leversage	Nil	150,000
Peter Barnes	Nil	150,000
Richard Clark	Nil	235,000 (2)
Richard Colterjohn (3)	Nil	Nil

(1) Directors no longer receive Option-based-awards for their services.

(2) Share-based awards consist of DSUs granted under the Shareholder approved DSU Plan. Under the plan, Directors may elect to have all, or a portion of director and committee retainers paid in DSUs. Messrs. Rubenstein ($75,000) and Clark ($85,000) made the election to receive all or portion (as noted in parentheses) of their 2019 retainer and director fees in DSUs in 2019, and those amounts are included in the above table.

(3) Mr. Colterjohn ceased to be a Director on June 13, 2019.

L.       Director Share Ownership Requirement

In an effort to align the interests of the Board with those of Shareholders, a Share Ownership Policy outlining minimum share ownership requirements was adopted in 2013 for directors, under which directors are required to own MAG Securities having a value established by the Board. As amended in late 2016, the minimum MAG Securities ownership requirement for all non-executive directors is now equivalent to three times the annual retainer (including any DSUs granted). Existing directors had three years from policy adoption to achieve compliance and any new directors are required to achieve the minimum thresholds within three years from the date of becoming a director. If the ownership value requirement is increased, directors have two years to reach the new ownership requirement. Ownership thresholds are now calculated based on the current Market Price of the MAG Securities as at the date of determination. If a participant, subject to this policy, has met the minimum equity holding requirement as set out herein but subsequently fails to meet such requirement solely as a result in a decline in the Market Price of the company’s securities, then such participant shall have a period of 12 months to regain compliance with the policy.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director. Under the share ownership requirements and terms as described above, the following table outlines the directors’ standings relative to the requirement, as of the date of this Information Circular.

Share Ownership Position and Requirement of Non-Executive Directors standing for re-election, as of May 13, 2020:

Name(1)	Number of Eligible MAG Securities (2)	Value of Holdings (3) ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Cash Fees and Share- Based Awards
Dan MacInnis	363,217	5,826,001	697,500	Yes & 25.1x
Derek White	89,230	1,431,249	697,500	Yes & 6.2x
Jill Leversage	109,494	1,756,284	712,500	Yes & 7.4
Peter Barnes	177,683	2,850,035	697,500	Yes & 12.3x
Richard Clark	179,555	2,880,062	705,000	Yes & 12.3x
Selma Lussenburg (4)	10,013	160,609	690,000(4)	Yes (4) & 0.7x
(1)	Mr. Paspalas’ shareholdings appear in the NEO section above.
(2)	Includes Common Shares and DSUs held by the director as at May 13, 2020.
(3)	Value of holdings is based on the total number of eligible securities held multiplied by the price per Common Share on the TSX as at market close on May 13, 2020 of $16.04.
(4)	Ms. Lussenburg was appointed to the Board on February 1, 2020 and under the Share Ownership Policy is required to achieve the minimum thresholds within three years from the date of appointment.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY INCENTIVE PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance as at the end of the Company’s most recently completed financial year December 31, 2019, at which time there were 86,545,847 shares issued and outstanding:

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (as a % of issued shares)	Weighted-average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under Equity Incentive Plans (excluding securities reflected in column (a)) (as a % of issued shares)
Security Holder Approved Plans Plan Category	(a)	(b)	(c)
Equity (Stock Option Plan) compensation plans approved by security holders(1)	1,229,341 (1.42%)	$12.99	1,799,764 (2.08%)
Equity (Share Unit Plan) compensation plans approved by security holders (2)	198,485 (0.23%)	n/a	1,099,703 (1.27%)
Equity (DSU Plan) compensation plans approved by security holders (3)	553,914 (0.64%)	n/a	311,544 (0.36%)
Total – Security Holder Approved Plans	1,981,740 (2.29%)	n/a	3,211,011(4) (3.71%)

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under Equity Incentive Plans (excluding securities reflected in column (a))
Plans not approved by Security Holders	(a)	(b)	(c)
Equity Incentive Plans not approved by security holders	Nil (-%)	n/a	Nil
Total – all plans including those not approved by security holders	1,981,740 (2.29%)	n/a	3,211,011(4) (3.71%)
(1)	Effective June 15, 2017, the Shareholders approved the Stock Option Plan. The Stock Option Plan is subject to be reconfirmed and approved by Shareholders at this Meeting – see plan summary under Equity Incentive Plans.
(2)	Effective June 15, 2017, the Shareholders approved the Share Unit Plan. The Share Unit Plan is subject to be reconfirmed and approved by Shareholders at this Meeting – see plan summary below under Equity Incentive Plans.
(3)	Effective June 15, 2017, the Shareholders approved the DSU Plan. The DSU Plan is subject to be reconfirmed and approved by Shareholders at this Meeting – see plan summary below under Equity Incentive Plans.
(4)	As at December 31, 2019, there were 3,211,011 share-based awards available for grant under these combined Share Compensation Arrangements. The maximum number of Common Shares that may be issuable under the three combined plans is set at 6% of the number of issued and outstanding Common Shares on a non-diluted basis, and within that limit, shares issuable under the Stock Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. The DSU Plan may not exceed 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

Equity Incentive Plans

In June 2017, the Shareholders approved three Equity Incentive Plans: i) the Stock Option Plan; ii) the Share Unit Plan; and iii) the DSU Plan. The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, senior management and other employees. The Stock Option Plan, Share Unit Plan and DSU Plan align the interests of the directors, employees and consultants with Shareholders by linking a component of compensation to the long-term performance of the Company’s Common Shares. Importantly for an exploration and development stage company, the Stock Option Plan, Share Unit Plan and DSU Plan also allow the Company to provide long-term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Company is seeking re-approval of each of the Equity Incentive Plans at the Meeting – see Particulars of Matters to be Acted Upon above.

Summary of the Stock Option Plan

Set out below is a summary of the Stock Option Plan.

Background

The Stock Option Plan is designed to encourage share or equity ownership and entrepreneurship on the part of the directors, employees and consultants (“Eligible Person”) of the Company. The Compensation Committee believes that the Stock Option Plan aligns the interests of those persons eligible to participate in the Stock Option Plan with the interests of Shareholders, by linking a component of compensation to the longer-term performance of the Company’s Common Shares. Importantly for an exploration stage company, the Stock Option Plan also allows the Company to provide long-term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Stock Option Plan provides that Options may be granted to any Eligible Person. The Compensation Committee or such other committee of the Board as may be designated by the Board has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Compensation Committee’s discretion in the event that it accelerates vesting for any reason). The Board has the ability to revoke any of the powers conferred on the Compensation Committee under the Stock Option Plan.

As of the date hereof, the maximum number of Common Shares that may be issuable under the Stock Option Plan (including RSUs and PSUs issuable under the Share Until Plan) expressed as a fixed number is 4,557,514 representing 5% of the number of issued and outstanding Common Shares on a non-diluted basis. Common Shares issuable under the Stock Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. Currently, there are 1,484,122 Options issued and outstanding under the Stock Option Plan, which underlying Common Shares represent approximately 1.6% of the issued and outstanding common shares of the Company. Thus, the remaining Common Shares available to grant under the Stock Option Plan, less RSUs and PSUs issued and outstanding under the Share Unit Plan of 306,717, is 2,766,676 representing 3.0% of the total issued and outstanding Common Shares of the Company. (See Maximum Number of Common Shares Issuable below for more information).

Maximum Number of Common Shares Issuable

The maximum number of Common Shares that may be issuable under the Stock Option Plan is 5% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, provided that (i) (a) the number of Common Shares issued or issuable under all Share Compensation Arrangements (as defined in the Stock Option Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding Common Shares on a non-diluted basis, and (b) the number of Common Shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding Common Shares on a non-diluted basis; and (ii) the aggregate number of Common Shares issued to insiders within any one-year period, and issuable to insiders at any time under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding Common Shares; provided that for the purposes of determining whether the limitation in item (ii) has been met any Options, Common Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Common Shares that are granted or issued in reliance on Section 613(c) of the TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Stock Option Plan, be included (and not excluded).

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Stock Option Plan shall not exceed $100,000 to each non-employee director per year.

Exercise Price

Options may be granted from time to time by the Compensation Committee at an exercise price equal to the Market Price of the Common Shares at the time the Option is granted. “Market Price” means:

(a)	if the Common Shares are listed on one organized trading facility, the closing trading price of the common shares on the business day immediately preceding the grant date,

(b)	if the Common Shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Compensation Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)	if the Common Shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such Common Shares at the close of trading on such date on the primary organized trading facility on which the Common Shares are listed, and

(d)	if the Common Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Compensation Committee to be the fair value of the Common Shares, taking into consideration all factors that the Compensation Committee deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arms’ length, provided that the Market Price will in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

Cashless Exercise

In lieu of paying the aggregate exercise price to purchase Common Shares, the Compensation Committee may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Stock Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of Common Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.

Termination of Options

Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the Compensation Committee to extend such period (provided that in no event may such period be extended beyond the expiration date of such Options).

In addition, in the event that the employment of an employee is terminated by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder’s employment was terminated by reason of disability, as the case may be, for a period of 12 months after the date of death or the termination date, as applicable, subject to the discretion of the Compensation Committee to extend such period (but in no event beyond the expiration date of such Options).

Under the Stock Option Plan, where an Option holder’s employment or term of office is terminated for cause, any Options held by such Option holder will immediately expire and be cancelled upon termination unless the Compensation Committee determines otherwise.

The exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Options During Blackout Periods

As amended, the Stock Option Plan disallows the grant of Options during a black-out period (during which trading of securities of the Company by a holder of Options is restricted by the Company), except where the black-out period has continued for at least three months prior to the grant date and the Compensation Committee has determined that such grant of Options is necessary to achieve the purposes of the Stock Option Plan (and such Options are otherwise granted in accordance with the Stock Option Plan).

For any Options that are granted during a black-out period, the exercise price for each Option must be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

If the term of an Option expires during or within 10 business days of the expiration of a black-out period applicable to such Option holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black- out period.

Transferability

Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the Compensation Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without Shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Compensation Committee’s discretion; (f) changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the Compensation Committee, at its discretion, at any time up to a date determined by the Compensation Committee, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Compensation Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require Shareholder approval. Some examples of material amendments that would require Shareholder approval include the following: (a) any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature; (b) any increase in the maximum number of Common Shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Compensation Committee to make adjustments to give effect to certain adjustments made to the Common Shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Stock Option Plan’s adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to insiders and non-employee directors set out in Section 5.8 of the Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

The Company is seeking re-approval of the Stock Option Plan – see Particulars of Matters to be Acted Upon above.

Summary of the Share Unit Plan

Set out below is a summary of the Share Unit Plan.

Background

The existing Share Unit Plan has been established to promote a further alignment of interests between employees and consultants and the Shareholders of the Company, to associate a portion of employees’ and consultants’ compensation with the returns achieved by Shareholders of the Company, and to attract and retain employees and consultants with the knowledge, experience and expertise required by the MAG Entities (as defined in the Share Unit Plan).

The Board uses RSUs and PSUs granted under the Share Unit Plan, as well as Options issued under the Stock Option Plan, as part of the Company’s overall executive compensation plan. Since the RSUs and PSUs represent rights, subject to satisfaction of certain vesting conditions, to receive Common Shares, RSUs and PSUs reflect a philosophy of aligning the interests of employees and consultants with those of the Shareholders by tying the value of long-term compensation to the value of the Common Shares. In addition, RSUs and PSUs are subject to vesting conditions, which assists in the retention of qualified and experienced employees and consultants by rewarding those individuals who make a long-term commitment.

As of the date hereof, the maximum number of share units that may be issuable under the Share Unit Plan expressed as a fixed number is 1,367,254 representing 1.5% of the number of issued and outstanding Common Shares on a non-diluted basis. Currently, there are 45,729 RSUs and 260,988 PSUs issued and outstanding under the Share Unit Plan, which underlying Common Shares represent approximately 0.3% of the issued and outstanding Common Shares of the Company. Thus, the remaining common shares available to grant under the Share Unit Plan is 1,060,537 representing 1.16% of the total issued and outstanding Common Shares of the Company (See Maximum Number of Common Shares Issuable below for more information).

Eligible Participants

The Share Unit Plan is administered by the Compensation Committee. Employees and consultants of the Company and the MAG Entities are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Compensation Committee will determine those employees and consultants who are entitled to receive RSUs and PSUs, the number of RSUs and PSUs to be awarded to each participant and the conditions and vesting provisions of those RSUs and PSUs. RSUs and PSUs awarded to participants are credited to them by means of an entry in a notional “share unit” account in their favour on the books of the Company.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the Compensation Committee in accordance with the Share Unit Plan. Performance conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may result in the percentage of vested PSUs in a grant exceeding 100% of the PSUs initially determined in respect of such grant.

The expiry date of RSUs and PSUs will be determined by the Compensation Committee at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date. Unless otherwise determined by the Compensation Committee, the vesting period for any RSUs and PSUs shall not be later than December 15 of the third year following the year in which the participant performed the services to which the grant of the RSU or PSU relates.

Maximum Number of Common Shares Issuable

RSUs and PSUs may be granted in accordance with the Share Unit Plan provided the aggregate number of RSUs and PSUs outstanding pursuant to the Share Unit Plan from time to time shall not exceed 1.5% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, provided that (a) the number of Common Shares issued or issuable under all Share Compensation Arrangements (as defined in the Share Unit Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding Common Shares on a non-diluted basis, and (b) the number of Common Shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding Common Shares on a non-diluted basis.

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the Share Unit Plan is a variable number limited at 1.5% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional Common Shares in the future, the number of Common Shares issuable pursuant to RSUs and PSUs will increase accordingly. All Common Shares that are subject to RSUs or PSUs that terminate or are cancelled prior to settlement are available for future grants.

The Share Unit Plan provides that the (a) maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any Common Shares issuable pursuant to any other Share Compensation Arrangement of the Company (which includes the DSU Plan and the Stock Option Plan), and (b) the maximum number of Common Shares issued to insiders under the Share Unit Plan, together with any Common Shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the total number of outstanding Common Shares; provided that for the purposes of determining whether the limitation set out in items (a) and (b) has been met any Options, Common Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Common Shares that are granted or issued in reliance on Section 613(c) of the TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Share Unit Plan, be included (and not excluded). The Share Unit Plan does not otherwise provide for a maximum number of Common Shares which may be issued to an individual pursuant to the Share Unit Plan and any other Share Compensation Arrangement (expressed as a percentage or otherwise).

Cessation of Entitlement

Subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the relevant grant agreement, in the event a Share Unit Plan participant’s services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the Compensation Committee.

Subject to the terms of a person’s employment agreement with the Company or a MAG Entity, and unless otherwise determined by the Compensation Committee in accordance with the Share Unit Plan, if a participant’s services as an employee or consultant are terminated for cause by the Company or any MAG Entity, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

If a participant’s RSUs or PSUs would be exercised within a “blackout period” (as defined in the Share Unit Plan) applicable to such participant, such settlement shall be postponed until the first trading day following the date on which the relevant blackout period has expired.

Change of Control

In the event of a Change of Control, subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the grant agreement in respect of the grant of a RSU or PSU, the Compensation Committee may determine, in its sole discretion: (a) that all RSUs and/or PSUs that have not previously vested shall vest on the effective date of the Change in Control, provided that, in the case of a grant of PSUs, the total number of PSUs that vest shall be the number of PSUs covered by such grant without giving effect to any potential increase or decrease in such number as a result of graduated performance conditions permitting vesting of more or less than 100% of such PSUs (which vested RSUs and/or PSUs will be settled through the issuance of Common Shares immediately prior to the effective time of the Change of Control, as determined by the Compensation Committee in its sole discretion); or (b) that for any RSU or PSU there shall be substituted an entitlement to such other securities into which Common Shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of Common Shares to which the participant would otherwise be entitled or some other appropriate basis.

For the purposes of the Share Unit Plan, “Change of Control” means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Share Unit Plan.

Transferability

RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the Compensation Committee may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.

Dividends

On any payment date for dividends paid on Common Shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends. The number of such additional RSUs and PSUs will be calculated based on the fair market value of a Common Share on the date that the dividend is paid.

Amendments to the Share Unit Plan

The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).

In addition, the following amendments may not be made without Shareholder approval:

1.	an increase in the number of Common Shares reserved for issuance pursuant to the Share Unit Plan;
2.	changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;
3.	changes to the insider participation limits;
4.	any extension of the expiry date of any RSUs or PSUs;
5.	any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of insiders under the Share Unit Plan; or
6.	an amendment that would permit RSUs or PSUs to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, Shareholder approval shall not be required for the following amendments and the Board may make the following changes without Shareholder approval, subject to any regulatory approvals including, where required, the approval of the TSX or other applicable stock exchange:

1.	amendments of a “housekeeping” nature;
2.	a change to the vesting provisions of any grants;
3.	a change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or
4.	amendments to the provisions relating to a Change of Control.

The Company is seeking re-approval of the Share Unit Plan – see Particulars of Matters to be Acted Upon above.

Summary of the DSU Plan

Set out below is a summary of the DSU Plan.

Background

The Board has adopted the DSU Plan for the benefit of the Company’s Participants. The DSU Plan has been established to promote a greater alignment of long-term interests between Participants and the Shareholders of the Company, and to provide a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of Participants.

The Board intends to use the DSUs issued under the DSU Plan as part of the Company’s overall equity compensation plan. DSUs may be settled in cash or in Common Shares issued from treasury, as determined by the Board. Since the value of DSUs increase or decrease with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of Participants with those of the Shareholders by tying compensation to share price performance.

Administration of Plan

The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with applicable law. Subject to the foregoing, the Board shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan.

Payment of Annual Cash Remuneration

“Annual Cash Remuneration” means all amounts ordinarily payable in cash to the Participant by the Company in respect of the services provided by the Participant to the Company in connection with such Participant’s service on the Board in a fiscal year, including without limitation (i) a cash retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; and (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable quarterly in arrears.

A DSU is a unit credited to a Participant by way of a bookkeeping entry in a notional account in favour of the participant (a “DSU Account”) in the books of the Company, the value of which is equivalent to a Common Share (based on the closing trading price of the Common Shares on the TSX on the immediately preceding trading date, being the Fair Market Value, on the date on which the DSUs are credited).

Deferred Share Units

The Board may award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company. Subject to applicable law, the Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant’s DSU Account, together with any terms or conditions with respect to the vesting of such DSUs.

Notwithstanding any other provision hereunder, at the discretion of the Board, a Participant may receive a grant of DSUs under the Plan upon such Participant’s first election or appointment to the Board, provided that, where such DSUs may be settled in Common Shares, the equity award value, based on grant date fair value, of such grant of DSUs, in combination with the equity award value, based on grant date fair value, of any grant made to such a Participant in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000.

As of the date hereof, the maximum number of DSUs that may be issuable under the DSU Plan expressed as a fixed number is 911,502 representing 1.0% of the number of issued and outstanding Common Shares on a non-diluted basis. Currently, there are 570,285 DSUs issued and outstanding under the DSU Plan, which underlying Common Shares represent approximately 0.6% of the issued and outstanding Common Shares of the Company. Thus, the remaining Common Shares available to grant under the DSU Plan is 341,218 representing 0.37% of the total issued and outstanding Common Shares of the Company (See Maximum Number of Common Shares Issuable below for more information).

Maximum Number of Common Shares Issuable

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time that are eligible to be settled through the issuance of Common Shares does not exceed 1% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, provided that (a) the number of Common Shares issued or issuable under all Share Compensation Arrangements (as defined in the DSU Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding Common Shares on a non-diluted basis, and (b) the number of Common Shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding Common Shares on a non-diluted basis; therefore, should the Company issue additional Common Shares in the future, the number of Common Shares issuable pursuant to DSUs will increase accordingly.

Excluding any DSUs granted to a Participant under an election to receive DSUs in lieu of Annual Cash Remuneration, the aggregate equity award value, based on grant date fair value, of any grants of DSUs that are eligible to be settled in Common Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to a Participant for a year shall not exceed $150,000.

The DSU Plan provides that the (a) maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other Share Compensation Arrangement (which includes the Share Unit Plan and the Option Plan), and (b) the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the issued and outstanding Common Share; provided that for the purposes of determining whether the limitation set out in paragraphs (a) and (b) has been met Options, Common Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Common Shares that are granted or issued in reliance on Section 613(c) of the TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the DSU Plan, be included (and not excluded).

Redemption of DSUs

Generally, a Participant in the DSU Plan who is not a US taxpayer shall be entitled to elect, by filing a notice with the Secretary of the Company, up to two dates (each an “Entitlement Date”): following the date of his or her death or retirement from, or loss of office with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the “Termination Date”) as of which the DSUs credited to such Participant shall be redeemed. A Participant’s elected Entitlement Date(s) shall not be later than December 15 of the calendar year following the year in which his or her Termination Date occurs, or earlier than three months after such Termination Date. Where a Participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant’s Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.

Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the Common Shares that is more than six months after the Participant’s Termination Date and all DSUs credited to such US taxpayer’s DSU Account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.

In no event will any Common Shares be issued or cash payments made to or in respect of a Participant in the DSU Plan prior to such Participant’s Termination Date or before December 31 of the calendar year commencing immediately after such Termination Date.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant except by will or laws of descent and distribution.

Adjustments and Reorganizations

Notwithstanding any other provision of the DSU Plan, in the event of any change in the Common Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under applicable law shall be made to any DSUs then outstanding. Such adjustment shall be made by the Board, subject to applicable law, shall be conclusive and binding for all purposes of the DSU Plan.

Dividends

On any payment date for dividends paid on Common Shares, a Participant shall be credited with dividend equivalents in respect of DSUs credited to the Participant’s account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value (as defined in the DSU Plan) as of the date on which the dividends on the Common Shares are paid.

Amendments to the DSU Plan

The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board’s ability to amend the DSU Plan without Shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive DSUs or DSUs which the Participant has then been granted under the Plan.

Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

The Company is seeking re-approval of the DSU Plan – see Particulars of Matters to be Acted Upon above.

APPROACH TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

Maintaining high environmental standards, along with integrating a high standard of environmental, social and governance (“ESG”) into MAG’s overall corporate culture, is consistent with operating a sustainable business and attracting long term investment.

GOVERNANCE

Governance of ESG is part of the Company’s overall governance structure, policies and practices; it is supported by the Board and led within the organization by our Manager of Corporate Social Responsibility. The Board oversees strategy, governance and risk, and provides guidance on managing risks and opportunities associated with ESG factors.

Corporate

In February 2019, the Company hired Melanie Jenkins as Manager of Corporate Social Responsibility (“CSR Manager”). This position is accountable directly to the President & CEO. Ms. Jenkins holds a Master of Resource Management degree from the University of Akureyri (Iceland) and a Bachelor of Science degree from the University of Calgary. The CSR Manager is responsible for implementing the Company’s health, safety, environmental and community program and reports directly to the President & CEO. The Board, as part of its oversight function, has established a Health, Safety, Environment and Community Committee (the “HSEC Committee” – see below). The CSR Manager implements policy and strategy, and facilitates dialogue with external stakeholders. The CSR Manager also collaborates with our operational representatives to co-develop standards and procedures and share best practices – any policy or strategy modifications are reviewed by the senior executive team and subsequently presented to the Board and/or its subcommittees for consideration and if thought appropriate, Board approval. The CSR Manager provides regular reports as required on key environmental and safety indicators to senior executives and the Board.

The Company is not the operator of the Juanicipio joint venture project, the Company’s main asset; however, it is committed to using its influence to promote responsible ESG practices for exploration, development and operations. The Company will meet local country standards at a minimum, and where appropriate, will encourage adherence to international standards. The Company’s philosophies and culture are integrated into its policies and codes of conduct. Detailed information can be found on the Company’s website at www.magsilver.com/corporate/governance.

Protecting the health and safety of our employees, the environment and the neighbouring communities is paramount to the Company, and senior management is required to focus on:

1.	creating a culture where health and safety is not taken for granted but is paramount and never compromised;

2.	strong results in safety, health and environment;

3.	monitoring and reporting health and safety performance, including reporting to the Company’s Board the safety performance of the Juanicipio operations;

4.	monitoring our compliance with legislative, regulatory and corporate standards for environmental, health and safety practices and matters; and

5.	recognizing and rewarding responsible ESG behaviour.

In March 2019, the HSEC Committee recommended, and the Board subsequently adopted, an HSEC policy, a copy of which can be found on the Company’s website at https://magsilver.com/esg/policy/.

Board

The Board’s HSEC Committee oversees all aspects of health, safety, environment and community matters. The primary responsibility of the HSEC Committee is to oversee the development and implementation of policies and procedures to ensure a safe, healthy work environment and sustainable development in the communities in which it operates. The HSEC Committee reviews policies, compliance issues and incidents, and requires that MAG be diligent in executing its ESG responsibilities and activities. The HSEC Committee meets a minimum of three times a year and reports to the Board as often as is required to fulfill its responsibilities (see HSEC Committee below).

In March 2019, the HSEC Committee recommended, and the Board subsequently adopted, a committee charter, a copy of which can be found on the Company’s website at www.magsilver.com/corporate/governance/. Pursuant to the HSEC Charter, the HSEC Committee:

6.	reviews and approves all material disclosure relating to the Company’s health, safety, environment and community policies and activities;

7.	reviews and monitors the health, safety, environment and community policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws, legislation and the International Council on Mining & Metals principles (the “ICMM Principles”);

8.	reviews and assesses executive management’s performance against set objectives and targets;

9.	reviews quarterly and annual health and safety, environment, and community reports;

10.	encourages, supports, assists and counsels management through the CEO, as may be requested from time to time, in developing short and long term policies and standards to ensure that the principles set out in the health, safety and environment policies are being adhered to and achieved;

11.	reviews health, safety and environment response compliance issues and incidents to determine, on behalf of the Board, that the Company is taking all necessary action in respect of those matters and that the Company has been duly diligent in carrying out its responsibilities and activities in that regard;

12.	investigates, or cause to be investigated, any health, safety and environment performance issues where appropriate;

13.	reviews the results of operational, health, safety and environment audits and management’s activities to maintain appropriate internal and external health, safety and environmental audits;

14.	identifies the principle areas of health, safety and environment risks and impacts, monitor management’s risk management processes to address these risks and impacts and review the sufficiency of resources available for carrying out the actions and activities recommended; and

15.	ensures management develops, adopts and implements social policies, programs, procedures and activities in communities where the Company conducts and controls its business that are consistent with industry best practices and are based on the Company’s desire to be an industry leader;

16.	receives reports from management on the Company’s corporate social responsibility programs, including significant sustainable development, community relations and security policies and procedures;

17.	satisfies itself that management of the Company monitors trends and reviews current and emerging issues in the corporate social responsibility field and evaluates the impact on the Company; and

18.	receives reports from management on the Company’s corporate social responsibility performance to assess the effectiveness of the corporate social responsibility program.

HSEC Committee

The HSEC Committee is comprised of three independent directors, Dan MacInnis (Chair), Derek White, George Paspalas (CEO) and Selma Lussenburg. The members of the HSEC Committee have a range of skills and experience which provides the expertise necessary to oversee the Company’s approach to ESG. In addition, the HSEC Committee obtains input from independent, outside compensation consultants when necessary. The relevant experience of the HSEC Committee members is summarized below.

Dan MacInnis

Mr. MacInnis holds a degree in geology and has been involved in the mining sector for over 45 years. Having spent most of that time in other countries he established many CSR and HSE protocols for foreign operations. He is also the past CEO of MAG Silver and played a major role in initiating and establishing the HSEC protocols in place today. Most recently, Mr. MacInnis was also involved with CSR and HSE formulations at Balmoral Resources as Chairman of the Board.

Derek White

Mr. White holds a degree in Geological Engineering from the University of British Columbia and has been involved with CSR and HSE aspects of mining development and operations for over 3o years.  During his career he has served on several operational HSE committees and been a part of several CSR Initiatives.  From 2012 – 2015, Mr. White was involved as the CEO of KGHM International Ltd. and with the compliance with GRI, and ISO 26000 reporting requirements as well as several improvements for proactive HSE exploration, development, operational and sustainability initiatives.

George Paspalas

During Mr. Paspalas’s mining career he has achieved significant milestone in the sustainability field. As General Manager of the Osborne Copper Gold mine in Australia he was twice winner of the National Mine Safety award (MINEX). The first operations in the history of the award to win this prestigious award twice. As General Manager of the Granny Smith mine, he was awarded the John Curtain Medal for leadership, vision and community service. Mr. Paspalas was recognized by the South African Women in Mining Association for contributions to diversity in the mining industry. He is currently the chair of the Pretium Sustainability and Technical Committee.

Selma Lussenburg	Ms. Lussenburg is a Business Executive, former General Counsel, Corporate Secretary and current Board Director. Ms. Lussenburg served for over 5 years as the senior executive responsible for legal, governance, corporate safety and security at Toronto Pearson International Airport. While at Toronto Pearson International Airport she was the senior executive responsible for diversity and inclusion. Ms. Lussenburg chaired the aviation industry’s Smart Security Working Group, comprised of international, multi-disciplinary representatives to enhance passenger safety and security.

Sites

The exploration, development and construction of the Juanicipio Project, including implementation and oversight of health, safety, environmental and community plans, are all being carried out by the project operator, Fresnillo plc. The Company participates in both Board and technical committee meetings, and monthly reporting packages provided by the operator include reporting on safety statistics for the month, and on health, environmental, and community matters as they arise or as they are expected to arise. MAG, through its minority representation on the Juanicipio Technical Committee, supports all safety initiatives undertaken by the operator, and promotes the importance of respecting the environment and surrounding communities. At projects that are controlled by the Company, the general manger reports directly to the CSR Manager on health, safety, environment and community matters. The CSR Manager and the general managers meet at least monthly to discuss HSEC issues and solutions and other operational practices. The site managers oversee the effectiveness and performance of their site’s health, safety, environment and community programs and report any material issues to the CSR Manager, who escalates matters as necessary.

Environmental

The Company is committed to environmental stewardship. To meet this commitment, the Company will work to protect the environment by requiring that projects at a minimum meet local environmental regulations and standards, and where applicable, projects will meet international standards. The Company endorses the ICMM Principles, the International Finance Corporation’s Environmental, Health and Safety Guidelines for Mining and the Prospectors & Developers Association of Canada’s e3 Plus Framework for Responsible Exploration.

MAG recognizes climate change as a global issue and supports the principles of the Paris Agreement to strengthen the global response to the threat of climate change. In addition, the Company recognizes the efforts to limit the global temperature increase to below two degrees Celsius above pre-industrial levels are needed to reduce the risks and impacts of climate change. To support the Company’s climate recognition, the Company is committed to addressing regulatory and market risks at the Board level, and to tracking, monitoring and reporting annual emissions by project location where the Company is in control of the exploration, development or operations.

Health & Safety

MAG is committed to the health and safety of its employees, consultants, business partners and communities in which the Company operates. A safe and healthy workplace is a core business value. The Company’s safety vision is to create a culture of zero harm and a workplace free of injuries and occupational illness. Everyone should go home safe and healthy each and every day, from the people at the Company’s offices to the people working at Company projects.

With the recent COVID-19 outbreak, operations at Juanicipio in Mexico have been temporarily curtailed by the operator (see Press Release dated April 22, 2020) and MAG fully supports the initiative to reduce the health risks associated with the outbreak. At sites controlled by MAG, strict health and safety protocols are being followed, including health screening, increased sanitation, hygiene and social distancing controls.

MAG’s head office hosts a regular safety day where staff discuss safety topics and are trained in the use of safety equipment and first aid; the head office in Vancouver maintains an automated external defibrillator (“AED”) on site. MAG meetings include safety messages and employees are reminded of the importance of safety both on and off the job. Regular safety training at Company sites is conducted in-person through qualified and competent internal staff and for special topics external subject matter experts are utilized. Site training includes the following topics: first aid, CPR and AED, hazard identification, risk evaluation and critical risk protocols. The Company requires its workers to participate in risk assessments involving their work, including job hazard analysis and field-level risk assessments and workers are empowered to stop work if unsafe work practices or hazards are identified. Leading and lagging health and safety indicators are tracked and reported. MAG’s health and safety performance goal is to have zero lost time incidents. At projects which the Company controls there were zero lost time injuries in 2019.

Community Relations + Sustainability

MAG is committed to active, long-term support of the communities in which the Company operates. To meet this commitment, the Company provides sustainable benefits to the communities surrounding the projects which we control and aims to build lasting relationships with our workforce and local stakeholders. The Company is committed to training, hiring and developing the local workforces of the local communities. The Company’s efforts to build meaningful relationships include engaging in ongoing and inclusive dialogues that respect all peoples, cultures, customs and values. MAG recognizes the importance of strong and consistent engagement with its local stakeholders to build trust, and to positively impact the communities in which MAG operates. The Company aims to engage local communities as early as possible in the mining life cycle to build a strong foundation for exploration, development and operations stages of its projects.

Human Rights

The Company’s commitment to health, safety and environment also extends to communities that may be affected by the Company’s activities. MAG supports and respects human rights as outlined in the Universal Declaration of Human Rights, the United Nations Guiding Principles on Business and Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work and under international humanitarian law as well as any applicable local human rights legislation. To meet its commitments, MAG assesses potential human rights issues, take measures to avoid infringing on human rights, and seeks constructive dialogue and partnerships with stakeholders impacted by our activities. More information can be found on the website at www.magsilver.com/esg/policy/.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s Board is committed to sound corporate governance practices which are both in the interest of its stakeholders, including its Shareholders, and which contribute to effective and efficient decision making. National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company reviews its own corporate governance practices in light of these guidelines with respect to compliance. In certain circumstances, the Board may determine that some of the guidelines are not appropriate for the Company at its current stage of development. In such circumstances, the guideline(s) have not been adopted and the Company’s rationale is described in the discussion below. The Board will continue to review with management the Company’s corporate governance practices to support sound business and governance practices for effective and efficient decision making.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose, on an annual basis, its approach to corporate governance. The Governance and Nomination Committee continuously monitors corporate governance recommendations and has adopted robust corporate governance practices including:

✓	Director independence and independent Chair of the Board; in-camera discussions at every meeting
✓	Established committees – Audit, Compensation, Governance, Disclosure and Health, Safety, Environment and Community – each with written mandates
✓	Annually assess Board and committee skills matrix and performance, monitor attendance and any potential for over-boarding
✓	Support diversity while seeking out most qualified director and officer candidates
✓	Written mandates for the Board, Chair of the Board and Board Committees, and CEO
✓	Continuing education for directors; annual deep-dive strategy offsite; director rotation through committees
✓	Board renewal and succession planning
✓	Succession planning for CEO
✓	Active Shareholder engagement program

Board of Directors Composition & Independence

The Board is currently comprised of eight directors, seven of whom are proposed to be nominated for election at the Meeting. Mr. Rubenstein is retiring and will not be seeking re-election to the Board, and Ms. Selma Lussenburg was appointed to the Board on February 1, 2020. The Board has completed a thorough review and determined that a Board size set at seven members is appropriate to conduct its business. Six of the seven directors (Messrs. Barnes, Clark, MacInnis, White and each of Ms. Leversage and Ms. Lussenburg) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the Board. Mr. Paspalas is not independent by virtue of the fact that Mr. Paspalas is the President and CEO of the Company. Accordingly, the Board considers that a majority (85.7%) of the directors are independent.

Board Chair

Mr. Rubenstein, the current Chair of the Board, is retiring and will not be seeking re-election to the Board. The first order of business for the Board once elected, will be to review the skillsets, experience, and strengths of the six independent Board members, and appoint a new Chair of Board for the Company.

Governance and Nomination Committee

The Board has established a Governance and Nomination Committee which is currently composed entirely of four independent directors: Peter Barnes (Chair), Jill Leversage, Selma Lussenburg and Jonathan Rubenstein. Selma Lussenburg was appointed to the Governance and Nomination Committee on March 23, 2020. Mr. Rubenstein is retiring and will not be seeking re-election to the Board, and the Governance and Nomination Committee will subsequently be composed of the three remaining independent directors. The Governance and Nomination Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become Board and Board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

In addition to its nomination function, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the Board in respect of the management of the Company; (b) Board size and composition, including: renewal; candidate selection process and the orientation of new members; (c) such procedures as may be necessary to allow the Board to function independently of management; and (d) maintaining the currency and relevancy of the company’s corporate governance structures, including its charters, policies, mandates and terms of reference, taking into account the ever-changing corporate governance landscape affecting the Company.

The Governance and Nomination Committee meets as often as is required to fulfill its responsibilities and at least once per year. The Governance and Nomination Committee held five meetings in 2019 with all five meetings fully attended by all the aforementioned committee members while they were a member of the committee. As noted above, Ms. Lussenburg joined the Governance and Nomination Committee effective March 23, 2020.

Nomination of Directors

All of the Company’s directors are involved in the search for candidates to fill Board vacancies as and when they arise. It is preferred that a candidate for nomination have significant business experience, with skills and other experience to best match the needs of the Board at that point in time.

The Company has strong anti-discrimination practices. As outlined below, in 2019, a more robust Board and Senior Management Diversity Policy was adopted including a 25% target for Board gender diversity prior to 2022. The Governance and Nomination Committee supports diversity in the boardroom, including gender diversity, and in its succession planning efforts specifically directs search firms to include at least 50% women as well as individuals from diverse backgrounds, to be included in the selection process as and when new directors are to be recommended for nomination. Senior executive and Board candidates are chosen based on the skillset and experience required by the Company at the time of hire and/or nomination having due regard to the benefits of diversity.

With the knowledge that Mr. Rubenstein would be retiring and not be seeking re-election to the Board, the Governance and Nomination Committee determined to search for an additional director. A diverse pool of candidates was identified by retaining of a professional search firm, and the selection process was narrowed to a shortlist of four qualified female candidates. Based on interviews with each candidate and a thorough assessment process, Ms. Selma Lussenburg was identified as the candidate whose skills and experience best met the needs of the Board and she was duly appointed to the Board on February 1, 2020.

Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the Board, its members and its committees. The Governance and Nomination Committee is also responsible for reviewing on an annual basis: (a) the performance of individual directors, the Board as a whole, and the committees of the Board; (b) the performance evaluation of the chair of each Board committee; (c) in conjunction with the Compensation Committee, the performance evaluation of the CEO, including performance against corporate objectives; and (d) the range of capabilities represented on the Board as well as those needed for proper Board function. As part of the review process, the Governance and Nomination Committee uses a number of different tools including: a) conducting written surveys of Board members which includes peer assessment and self-assessment sections; or b) meeting with individual Board members to discuss with each director the effectiveness of the Board, its committees and its members; or c) third party interviews with each director. Each year, the Governance and Nomination Committee determines the most suitable approach for peer assessments. In 2019 the Governance and Nomination Committee assessment process involved written surveys from Board members, which included peer assessments and self-assessment sections, as well as meetings with individual Board members to discuss their perceived effectiveness of the Board, its committees and its members. The findings were compiled and shared with the Board at a subsequent meeting.

Board Skills and Experience

The Board has established a skills and experience matrix for the Board of directors reflective of eight core skills and experience categories (see Skills and Experience Matrix for the Board below). The Governance and Nomination Committee assesses directors annually on their individual qualifications, experience, expertise, leadership, continuity and historical understanding of the Company’s business and relationships, especially as these pertain to strategic matters. The Governance and Nomination Committee also considers other criteria such as background, diversity, integrity, professionalism, values and independent judgement so that the Company is governed at the highest level to achieve the best business outcomes while adhering to corporate governance guidelines. The Governance and Nomination Committee recommends director nominees who possess a mix of experience and expertise that is relevant to the Company and its operations. The Board reviews the slate of nominees to determine whether it reflects the mix of competencies necessary for fulfilling the Board’s duties and responsibilities in overseeing the Company’s strategic direction, management and corporate affairs. The bar graph below shows nine categories of skills and experience important to the Company’s business and governance (along the vertical axis) and the number of director nominees who possess a high level of expertise in each category (along the horizontal axis).

In each of the skills and experience categories, the majority of the seven director nominees fulfill the required skill set. The biographies in the Election of Directors (see pages 9 to 12), specifically outlines the nominated directors’ individual skills, industry or related experience and qualifications based on professional designations and/or career experience.

Skills and Experience Matrix for the Board

Based on the Governance and Nomination Committee’s: (a) assessment of Ms. Lussenburg’s skills during the recruitment process; (b) the annual review of skills of the six returning incumbent directors; and, (c) its annual assessment of any additional skills and experience needed on the Board, the Governance and Nomination Committee has determined that the seven (7) nominated directors have the appropriate skills and experience for the Company’s current business and strategy.

Board Meetings

The Company holds regular quarterly Board meetings and other such meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company. In-camera sessions are held at every scheduled Board and committee meeting and separate in-camera meetings of independent directors may also be scheduled if the need arises to facilitate communication amongst the directors without the presence of management, non-independent directors and any directors with a conflict related to the matter under discussion. When the Board or a committee meets in-camera, any management representatives, non-independent directors including the CEO, and any persons that have an interest with respect to the matter being discussed are asked to step out of the Meeting. In the event that any of the non-independent persons are specifically requested to stay, the non-independent directors resume a full in-camera session prior to the completion of the Meeting. The Board therefore believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence from the Company’s management and non-independent directors. The in-camera sessions mandated at the end of every Board and committee meeting provides a forum for open and candid discussion amongst independent directors is not inhibited by the presence of a non-independent director. If the Board determines it is necessary to exclude any non-independent directors from a regularly scheduled meeting, those non-independent directors are asked not to attend.

Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the Board and presides as such at each Board meeting. Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all Board matters. All of the directors actively participate in Board discussions and any issues are thoroughly canvassed. Mr. Rubenstein regularly interacts with members of management with respect to matters related to strategic planning and decision making, compensation, corporate governance, and business matters. He also acts as liaison between management and the Board. As Mr. Rubenstein is not seeking re-election to the Board, the first order of business for the Board once elected, will be to review the skillsets, experience, and strengths of the six independent Board members, and appoint a new independent Board Chair.

The Board conducts extensive budget and business reviews with management and regularly approves the budget and any budget revisions to monitor the Company and management’s activities.

Robust strategic planning in respect of the Company’s development and exploration initiatives on its mineral properties, its partners, financing opportunities, M&A opportunities, corporate governance structures, approach to compensation, succession and its business in general, is regularly undertaken by the entire Board and is informed by management’s analysis and by the work of the Company’s committees and advisors. The directors all participate on the matters before the Board such that the Company has the benefit of the diverse skills and experience of the Board members in making decisions.

Attendance

The Company held seven (7) Board meetings during the financial year ended December 31, 2019. All of the nominated directors had 100% Board and committee meeting attendance during 2019. Ms. Lussenburg was not appointed to the Board until February 1, 2020. As of March 23, 2020, Ms. Lussenburg was appointed to the Health, Safety, Environment and Community Committee and the Governance & Nomination Committee. The following table sets out the number of meetings held by the Board and committees of the Board for the period commencing January 1, 2019 up to and including December 31, 2019 and the attendance record for six of the Company’s seven nominated directors of which were directors of the Company during the 2019 year (as Ms. Lussenburg was appointed after December 31, 2019).

Summary of Attendance of Directors at Meetings(2)
Directors # of meetings held	Board(1)(3) 7	Audit Committee 4	Compensation Committee (3) 2	Governance & Nomination Committee(4)(6) 5	Health, Safety, Environmental & Community Committee(5) 3
George Paspalas	7	n/a	n/a	n/a	3
Daniel T. MacInnis	7	n/a	1(of 1)	n/a	3
Derek White	7	n/a	2	n/a	3
Peter Barnes	7	4	n/a	5	n/a
Richard Clark	7	4	2	n/a	n/a
Jill Leversage	7	4	n/a	3(of 3)	2(of 2)

(1)	The Board meets on a regular basis and an in-camera session is held at the end of each meeting whereby non-independent directors and guests are asked to step out of the meeting.
(2)	On occasion, directors attend committee meetings as guests. As directors attending as guests are not compensated nor do they participate in the approval of resolutions made by the committees, their attendance is not recorded in the table above.
(3)	On June 13, 2019, the Board changed the composition of the Compensation Committee appointing Mr. MacInnis as an independent member.
(4)	On April 29, 2019, the Board changed the composition of the Governance and Nomination Committee appointing Mr. Barnes as chair, adding Ms. Leversage as a member and keeping Mr. Rubenstein as the third independent member.
(5)	On June 13, 2019, the Board changed the composition of the Health, Safety, Environmental & Community Committee adding Mr. Paspalas as a member, appointing Mr. MacInnis as Chair, and keeping Mr. White as an independent member.
(6)	The Governance and Nomination Committee makes recommendations to the Board on committee composition annually following the Shareholder’s meeting based on the nominees elected.

Board Tenure

The Board has not adopted formal policies imposing director term limits in connection with the individuals nominated for election as it does not believe that such limits are in the best interests of the Company. The Board has determined and set a retirement age limit of 75 years. The Governance and Nomination Committee annually reviews the composition and expertise of the Board, including the age and tenure of individual directors (see Assessments above). The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives (see Board Skills and Experience above).

With the 2019 Juanicipio Project approval in the first half of 2019, the Board completed a thorough review of the skills and experience required moving forward from an exploration-focused company to an operating company. That review led the Board to establish a Board renewal process which included developing an exit strategy for long-tenured directors and reducing the size of the Board from eight (8) members to seven (7) members. As part of this process, Mr. Rubenstein is retiring and will not stand for re-election. In addition, other long-tenured directors will be reviewed this coming year and may be asked not to stand for re-election in 2021.

There is currently no intention to increase the size of the Board above the proposed seven (7) nominees and therefore the Governance and Nomination Committee will utilize its succession plan (see page 79) to conduct a search for qualified and skilled nominees, adding to its list of desirable candidates for possible directors, for when a new director is required. Any search efforts will be conducted with regard to the Company’s commitments and guidelines in its Board and Senior Management Diversity Policy as described below.

Board and Executive Officer Diversity

In early 2019, a more robust Board and Senior Management Diversity Policy was adopted by the Board including a 25% target for female representation on the Board within three years following the 2019 Meeting. The Board and Senior Management Diversity Policy reflects the Board’s commitment to diversity and the values the benefits that diversity brings to its Board and the senior management team. A copy of this policy can be found on the Company’s website at www.magsilver.com. Diversity promotes the inclusion of different perspectives and ideas, mitigates against groupthink and affords the Company the opportunity to benefit from all available experience. The promotion of a diverse Board and senior management team is prudent and provides enhanced corporate governance. Annually, the Governance and Nomination Committee will review the Board and Senior Management Diversity Policy and assess its effectiveness in promoting diversity, including an appropriate number of women on the Board and senior management.

Effectiveness of the Company’s gender diversity policy

The 25% target for female representation on the Board referenced above was met on February 1, 2020 with the appointment of Selma Lussenburg as an independent Director. Amongst the seven nominees, the Company has two current female Board members representing 28% of the nominees to the Board.

The Governance and Nomination Committee supports diversity in the boardroom and in its succession planning will specifically direct search firms to include at least 50% women, along with individuals from diverse backgrounds, to be included in the selection process as and when new directors are to be recommended for nomination. Women and other diverse candidates will be included in the evergreen list of potential Board nominees to serve as directors. Senior executive and Board candidates are chosen based on the skillset and experience required by the Company at the time of hire and/or nomination having due regard to the benefits of diversity.

The Board is committed to a merit-based system for the Board and senior management team composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Board will consider candidates on merit against objective criteria, having due regard to the benefits of diversity and the needs of the Board. When assessing the composition of the senior management team or identifying suitable management candidates, the Company uses the similar criteria applied to the selecting of Board candidates.

There is an ongoing process of review in place to rotate out long-tenured directors. During this process, the Governance and Nomination Committee will take appropriate measures such that there will be a minimum of 50% qualified female candidates in any recruitment pool.

With respect to diversity and senior management, in February 2019, the Company hired Ms. Melanie Jenkins as Manager of Corporate Social Responsibility. This position reports directly to the CEO. Ms. Jenkins holds a Master of Resource Management degree from the University of Akureyri (Iceland) and a Bachelor of Science degree from the University of Calgary. Ms. Jenkins is responsible for implementing the Company’s sustainability efforts and reports directly to the President & CEO and indirectly to the Health, Safety, Environment and Community Committee. Of the Company’s total workforce represented by eight (8) employees and one (1) consultant, 33% (3) of the employees identify as female.

Directorships

Six of the seven director nominees are directors of one or more other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction, as set forth below:

Name of Director	Reporting Issuer
Daniel MacInnis	• Group Eleven Resources Corp.
Derek White	• Orca Gold Inc.
George Paspalas	• Pretivm Resources Inc.
Jill Leversage	• RE Royalties Ltd. • Aurinia Pharmaceuticals Inc
Richard Clark	• Orca Gold Inc.
Selma Lussenburg	• Ontario Power Generation Inc.

Overboarding

The Board has not adopted formal policies on overboarding. The Board has adopted practices and processes such that all directors participate fully in the stewardship of the Company (see Assessments above). The Board is of the view that the number of Board seats that individual directors holds, is not, in itself, a determinant of a director’s ability to make an effective contribution to the governance of the Company. Overboarding thresholds must be considered in light of many factors, which include but are not limited to: the director’s employment status and whether he or she is retired from active employment; the time commitments of other boards he or she may sit on; and, their existing record of participation in the stewardship of the Company.

At this time, none of the seven director nominees are considered overboarded. The Governance and Nomination Committee monitors attendance of all directors at both the Board and committee level (see “Attendance” section above).

Board Mandate

The Board adopted a written mandate, whereby the Board assumes responsibility to further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company. The Board mandate is reviewed annually and amended as necessary to it meet the current needs and long-term strategic direction of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management. The Board also provides guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the direction of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company’s business. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. The Board’s strategic planning process includes regular Board meetings to review reports on the Company’s operations, exploration and development programs, meeting with management on a regular basis, and reviewing business opportunities as presented by management. The Board also meets at least once annually to plan strategy for the future growth of the Company. Frequency of meetings, as well as the nature of agenda items, change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.

The Board has responsibility to identify the principal risks of the Company’s business; review existing systems to identify risks and, where applicable, recommend the implementation of appropriate systems to manage such risks and systems designed to ensure timely disclosure of material transactions through the issuance of news releases and financial statements; and to monitor senior management. The Board reviews financial performance quarterly at a minimum, and more often if necessary.

The Board’s mandate includes the following duties and responsibilities:

a)	Reviewing and approving any proposed changes to the Company’s Notice of Articles or Articles.

b)	Reviewing and authorizing/directing appropriate action with respect to any takeover bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

c)	Approving payment of distributions to Shareholders.

d)	Approving any offerings, issuances or repurchases of share capital or other securities.

e)	Approving the establishment of credit facilities and any other long-term commitments.

f)	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

g)	Selecting and appointing, evaluating and (if necessary) terminating the CEO.

h)	Succession planning and other human resource issues.

i)	Developing the Company’s approach to corporate governance, including specific corporate governance principles and guidelines specifically applicable to the Company.

j)	Adopting a strategic planning process, approving long range strategic plans, taking into account, among other things, the opportunities and risks of the business, and monitoring performance against plans.

k)	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, taking into account, among other things, the opportunities and risks of the business and monitoring performance for each of the foregoing items.

l)	Identifying and reviewing principal risks of the Company’s business; determining, with input from management and standing committees, what risks are acceptable; and, where appropriate, ensuring that systems and procedures are put in place to monitor and manage risk.

m)	Reviewing policies and processes, as recommended by the Company’s Audit Committee, to ensure that the Company’s internal control and management information systems are operating properly.

n)	Approving the financial statements and MD&A, and making a recommendation to Shareholders for the appointment of auditors.

o)	Approving the Company’s code of business ethics, which includes a communications policy for the Company, and monitoring its application.

p)	Assessing the contribution of the Board, committees including each director annually, and planning for renewal and succession of the Board.

q)	Arranging formal orientation programs for new directors, where appropriate.

r)	Developing the Company’s approach to health, safety, environment and communities, including policies and guidelines specifically applicable to the Company through the oversight of the Board appointed HSEC Committee.

Other Mandates

All policies, charters and mandates are reviewed annually and amended as necessary. The policies, charters and the mandates of the Board Chair and the Board can be viewed on the Company’s website at www.magsilver.com.

Individual Director Mandate – The Board has adopted a set of guidelines for individual directors which set forth the expectations and responsibilities of each director. The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflicts of interest by reporting to the Board potential or actual conflict situations, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

Chair of the Board – The Board adopted a written mandate whereby the Board has developed specific responsibilities for the chair of the Board. The fundamental responsibility of the chair of the Board is to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and the Board carries out its responsibilities effectively. The Board requires the chair of the Board, among other things to: (a) ensure that the Board is properly organized, functions effectively, independent of management and meets its obligations and responsibilities, including those relating to corporate governance matters; (b) liaise with the CEO to promote open and effective relations between management and the Board; and (c) work with the Corporate Governance and Nomination Committee in (i) assessing the effectiveness of the Board, its committees and the contribution of its members, (ii) developing strategic criteria for director recruitment and succession planning, and (iii) preparing an annual slate of directors to be nominated for election to the Board at the annual meeting of Shareholders.

Chair of the Audit Committee – The Board adopted a written mandate whereby the Board has developed specific responsibilities for the audit committee chair (“audit chair”) of the Company. The fundamental responsibility of the audit chair is to ensure that the audit committee executes its mandate to the satisfaction of the Board. The Board requires the audit chair, among other things, to: (a) maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management; (b) and cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company; (c) maintain a confidential open line of communication for the directors, officers and employees for reporting any violations of laws, governmental regulations or the Company’s Code of Business Conduct and Ethics and to investigate any reported violations to determine the appropriate response including corrective action and preventive measures; and (d) direct the committee’s meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all audit committee members to participate and that is conducive to good decision-making ensuring that there are private sessions that allow the audit committee to meet with the external auditors separately from management and vice-versa.

Chair of Board Committees (other than Audit) – The Board adopted a written mandate which sets out the specific responsibilities for the chair of any Board committee (“committee chair”) other than the audit committee chair who has a specific mandate as outlined above. The fundamental responsibility of the committee chair is to ensure that the committee executes its mandate to the satisfaction of the Board. The Board requires the committee chair, among other things to: (a) prepare the committee meetings’ agendas such that all tasks of the committee are addressed in a timely manner and that each topic is documented in a manner that allows the making of informed recommendations to the Board; (b) direct the committee’s meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all committee members to participate and that is conducive to good decision-making; and (c) maintain a close liaison with the chair of the Board and cooperate with him/her on any issue facing the committee or any special request he/she might have.

Chief Executive Officer – The Board adopted a written mandate whereby the Board has developed specific responsibilities for the CEO. The CEO’s primary role is to manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company’s strategic plans, budgets and responsibilities and in compliance with the Company’s corporate governance guidelines and Code of Business Ethics, with a view to preserving and increasing corporate and stakeholder (including Shareholder) value. The CEO is responsible to the Board and acts as the liaison between management and the Board. The Board requires the CEO, among other things to: (a) manage the operations of the Company; (b) oversee the senior management of the Company; and (c) promote high ethical standards throughout the organization and good corporate governance.

Orientation and Continuing Education

New directors are provided with comprehensive briefing materials with respect to the Company, as well as being briefed on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Directors also receive regular geological and engineering reviews of the Company’s projects, and visits to the Company’s material properties are scheduled as necessary or appropriate, with due regard to the personal safety of management and directors. When a new director joins the Board, he or she has the opportunity to and is encouraged and expected to become familiar with the Company by meeting with the other directors, officers and employees of the Company. As each director has a different skillset and professional background, orientation and training activities are tailored to the particular needs of each director. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

During 2019, a strategy session was held with the Board with executive management. Along with market and current event updates presented by financial advisors, Company updates were routinely provided in respect to all relevant business matters to the Company.

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Five of the seven nominated directors last attended a site visit to the Company’s main asset (the Juanicipio Project in Zacatecas State, Mexico) in April 2015 to review the project’s development progress. Mr. Paspalas in his capacity as CEO, visits the site regularly and routinely reports back to the of the Board. Ms. Lussenburg was not appointed to the Board until February 1, 2020. The Board will make future site visits as required and with due regard to travel advisories related to Mexico and to health advisories in light of COVID-19.

Through the establishment of a board of directors composed of experienced professionals and senior business executives with a wide range of business, financial, legal, exploration, mining and other expertise, the Company and its shareholders benefit from the Board’s collective experience; further, this results in a Board which operates effectively and efficiently. The Governance and Nomination Committee reviews, approves and reports to the Board on plans for the ongoing development of current board members including the provision of continuing education opportunities for all directors, so that board members may maintain or enhance their skills and abilities as directors, such that their knowledge and understanding of the Company’s business remains current. Directors are provided with appropriate, relevant and necessary reading materials and briefings, and they are encouraged to attend courses relevant to the Company’s business, governance and operations at the expense of the Company.

Ms. Lussenburg holds a Chartered Director Designation (C. Dir) issued by the Directors College which is part of DeGroote School of Business at McMaster University and is a member of the Institute of Corporate Directors and the Australian Institute of Corporate Directors. The remaining six nominated directors, along with three senior officers, are accredited directors (Acc. Dir) with The Chartered Governance Institute of Canada (“CGIC”). In order to remain members in good standing with the Directors College or CGIC, as appropriate, directors are required to undertake a minimum number of hours of continuing professional development annually; in the case of the Directors College, 15 hours annually and 50 hours over a three year period; in the case of the CGIC, 20 hours annually. Mr. Barnes is also an accredited director with the Institute of Corporate Directors (ICD.D).

Education Events

Education events for directors are provided by the Company throughout the year based on the relevant industry related topics. Materials are provided to the directors to review prior to the event. The event presenters are made available to all directors for follow up, if necessary, particularly in circumstances where directors were unable to attend.

Date	Event (1)	Barnes	Clark	Leversage	MacInnis	Paspalas	Rubenstein	White
Multiple Dates	Exploration Analysis, Updates, Planning and Results	✔	✔	✔	✔	✔	✔	✔
March 2019	Equity Capital Markets Presentation	✔	✔	✔	✔	✔	✔	✔
August 2019	Perspectives on Governance and Shareholder Activism	✔	✔	✔	✔	✔	✔	✔
November 2019	Equity Capital Markets Presentation	✔	✔	✔	✔	✔	✔	✔

(1) Ms. Lussenburg was appointed to the Board on February 1, 2020 and is therefore not presented in this table.

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In addition, individual Board members participate in a number of seminars, presentations and conferences relevant to the mining industry and other matters which relate to the Company and its business, and they are encouraged to maintain their levels of expertise and knowledge in their individual areas of professional competence by keeping up with relevant developments in their areas of expertise through reading, interaction with their peers and attendance at continuing education presentations and seminars. During the course of the year, several directors attended seminars on a wide variety of topics including: Shareholder activism; management compensation and equity plans; director and officer insurance; litigation and similarly germane matters.

Finally, individual directors are encouraged to, and do, regularly interact directly with members of management to keep up-to-date with the Company’s business and opportunities. The Company also provides exploration and development teach-ins as well as director insurance awareness sessions that the directors are invited to attend at their convenience.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company and its representatives must follow to promote integrity and deter wrongdoing. Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries. Each director, officer and employee verifies and acknowledges that he or she has reviewed and understands the Code and will abide by its terms. A copy of the Code is available on the Company’s website at www.magsilver.com or may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Company’s Board and Audit Committee monitor compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code. In addition to responding to any complaints or violations reported directly to Board members, the Audit Committee Chair makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operational updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. There were no Code violations in 2019 and no ethical conflicts arose in the year.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.
•	A director who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction. In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

The Code requires that Board members, officers, employees, consultants and contractors report any known or suspected violations of laws, governmental regulations or this Code to the Chair of the Audit Committee or Governance and Nomination Committee and can do so anonymously via whistleblower@magsilver.com. The Whistleblower Protection Policy (available at www.magsilver.com) also provides a method for stakeholders to voice any concerns regarding the Company’s business conduct at the same email address.

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Succession Planning

Succession planning is considered an important part of the mandate of the Governance and Nomination Committee. The Governance and Nomination Committee reviews the CEO and the Board’s current mix of skills, experience and competencies to identify the skillsets, experience and individuals that will enhance the proficiency and effectiveness of the board and the position of CEO and updates the Board annually. The Company’s process involves: a) annual review of the skillsets required for directors and the CEO; b) consideration as to whether to use a third party recruitment agency to fill a vacancy; c) consideration as to whether there is a need to hire an interim officer/consultant; d) ongoing training of internal staff to provide future personal growth opportunities and to have an internal pool of candidates to select from; and e) consideration that the Company may wish to rely on any one of the board members, who each contribute individually and where there is a diverse skillset with some overlap, to provide temporary services to management in the event of a sudden departure of the CEO.

Shareholder Engagement

The Company proactively engages with Shareholders to solicit feedback on its governance practices. The feedback received is an important component of the regular evaluation of the Company’s existing policies. The Company values constructive dialogue with Shareholders and investors and has initiated engagement meetings with Shareholders to better understand their perspectives regarding the Company. As part of its annual Shareholder engagement program, executive management reached out to Shareholders representing approximately over 70% of the Shareholder base in Canada, the United States and Europe. As well, the Board routinely solicits engagement with Shareholders on compensation and corporate governance matters.

Members of the Board actively engage with Shareholders and this provides useful feedback regarding Shareholder perspectives on the governance of the Company.  To the extent possible or appropriate, the Company considers feedback from such meetings in refining the Company’s policies, practices and/or public disclosures.  The Company has found this Shareholder outreach program to be highly productive and plans to continue active Shareholder engagement in the future. If you have any questions regarding the Company’s governance practices you can send them to the Chair of the Board at the following address:

Chair of the Board

MAG Silver Corp.

#770-800 West Pender Street

Vancouver, BC V6C 2V6

Email: info@magsilver.com

Shareholder Engagement Summary
MAG Event	MAG Engagement	Who does MAG engage and what are the topics?
Meetings, Discussions & Calls	Senior Management	MAG conducts meetings and discussions with retail and institutional Shareholders throughout the year to share public information on our business.
Investor Conferences	Directors / Senior Management	MAG attends and presents at investor conferences throughout the year to provide information on our business. When possible, videos or digital copies of the presentations are posted on our website.
SiteTour (1)	Senior Management	Research analysts and select investors are invited to attend and visit Juanicipio
Governance Engagement	Directors	MAG provides information on our governance practices with Shareholder advocacy groups as requested
News Releases	Senior Management	MAG reports on material changes as well as important dates (release dates of financial results)
Annual General Meeting	Director / Senior Management	This meeting is open to all investors

(1)        The last mine tour was conducted in 2016. With construction underway, an analyst tour was being planned for 2020, but has been postponed due to COVID travel related restrictions.

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Compensation Committee

The Board has appointed a Compensation Committee composed entirely of three independent directors: Derek White (Chair) and Richard Clark were on the Compensation Committee for all of 2019, and Dan McInnis joined the Compensation Committee on June 13, 2019 replacing Richard Colterjohn who ceased to be a director. The Compensation Committee’s primary responsibility is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee meets as often as is required to fulfill its responsibilities or at a minimum annually to review and recommend the remuneration for the upcoming year, for Board approval. The Compensation Committee held two (2) meetings in 2019 which were fully attended by all members (as noted, Mr. MacInnis was appointed to this committee on June 13, 2019 and therefore was not a part of the May 2019 meeting).

On an on-going basis, the Board, in consultation with the Compensation Committee, reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. The Company’s Compensation Committee reviews, and recommends to the Board for approval, the general compensation philosophy and guidelines for all directors and executive officers including the CEO. Amongst other matters, these recommendations cover short and long-term incentive plan designs and remuneration levels.

The Compensation Committee often engages independent executive compensation consulting firms specializing in executive and Board compensation reviews. Lane Caputo has worked with the Compensation Committee over recent years, typically every second year, to assemble a comparable industry Peer Group and assemble a comparative compensation analysis of the Peer Group including director compensation. When engaged, Lane Caputo reports directly to the Compensation Committee with an Executive Compensation Report.

Audit Committee

The Audit Committee is currently comprised of three independent directors: Jill Leversage (Chair), Peter Barnes and Richard Clark. Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110. The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements. The Audit Committee meets as often as is required to fulfill its responsibilities or at a minimum four times per year to review and recommend the financial statements, management discussion and analysis or other financial documents, for Board approval. The Audit Committee held four (4) meetings in 2019 which were fully attended by all members.

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Audit committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 30, 2020 as amended and restated on April 23, 2020, under the heading Audit Committee. Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor. The Company’s Annual Information Form for the year ended December 31, 2019 is available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.magsilver.com . A copy of the Company’s Annual Information Form will be provided to any Shareholder without charge by request to the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Governance and Nomination Committee

For a full description of the Governance and Nomination Committee, see page 68 – Governance and Nomination Committee.

Health, Safety, Environmental and Community Committee (formerly the Sustainability Committee)

Effective April 1, 2015, the Board established a Sustainability Committee which has since then been renamed the HSEC Committee. The HSEC Committee is currently comprised of three independent directors (Dan McInnis (chair), Derek White, Selma Lussenburg (effective March 23, 2020)) and the CEO (George Paspalas). In 2019, through June 13, 2019 the HSEC Committee was chaired by Jill Leversage; thereafter, it has been chaired by Mr. MacInnis. The primary responsibility of the HSEC Committee is overseeing the development and implementation of policies and procedures for ensuring a safe, healthy work environment and sustainable development in the communities in which it operates. The HSEC Committee had three (3) meetings in 2019 which were fully attended by all members, and reports to the Board of Directors. For more information on the HSEC Committee, see page 62 – Approach to ESG.

Other Board Committees

In addition to the Audit Committee, Compensation Committee, Governance and Nomination Committee, and the Health, Safety, Environmental and Community Committee, the Board has established a Disclosure Committee, and when needed, a Minera Juanicipio Project Review Special Committee.

Disclosure Committee

The Disclosure Committee is comprised of the Chief Executive Officer, the Chief Financial Officer and two independent directors together with such other persons as they may delegate from time to time; as of the date of this Management Information Circular it is comprised of: George Paspalas (CEO and Chair of the Committee), Richard Clark, Jill Leversage, Dr. Peter Megaw (Chief Exploration Officer) and Larry Taddei (CFO). The primary mandate of this operational committee is to take such action as necessary so that the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing and overseeing a process for the timely disclosure of all material information, so that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy, and do not disclose such information.

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Rotation through Committees

Periodically the composition of the Company’s committees change so that fresh ideas are brought to committee work and all of the directors are exposed to the various facets of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw, Chief Exploration Officer

Dr. Peter Megaw, of Arizona, USA, is a principal of Cascabel and IMDEX. The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Project to Cascabel and its principals under the terms of an option agreement dated February 26, 2004, and under the terms of assignment agreements entered into by Cascabel with its principals.

In addition, Cascabel and IMDEX have been and will continue to be retained by the Company as consulting geological firms compensated at industry standard rates, for any exploration work performed in Mexico. In addition to fees paid to IMDEX related to Dr. Megaw as an NEO in the capacity of CXO (and as outlined above in the Statement of Executive Compensation), during the year ended December 31, 2019, the Company accrued or paid Cascabel and IMDEX the following additional amounts under an FSA between the parties: general exploration, consulting, travel and administration fees of US849,418. These costs do not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

The FSA sets out the professional services to be performed by Dr. Megaw and by Cascabel and IMDEX, and the remuneration for such services. Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary. The services provided do not include drilling and assay work, and a significant portion of the expenditures incurred by Cascabel and IMDEX are on behalf of the Company are charged on a “cost + 10%” basis, in line with industry standards. The FSA is renewed annually and is reviewed regularly by independent members of the Board. The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company.

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Within the FSA between the Company and Cascabel/IMDEX, a ‘right of first refusal’ has been granted to the Company to acquire any silver properties of merit which Cascabel/IMDEX may become aware of. As part of this agreement, Cascabel/IMDEX have agreed to grant the Company the right of first refusal to examine all silver properties currently in their control or brought to their attention by others. The Company, and solely at the Company’s discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to the Company. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to the Company, a reasonably negotiated finder’s fee may be payable by the Company to Cascabel on any new property of merit, but no portion would not be attributable or payable to Dr. Megaw.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all Shareholders in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year. The Company’s audited financial statements for the period ended December 31, 2019 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

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APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the Board.

DATED as of the 13th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.

/s/ George Paspalas
George Paspalas President and Chief Executive Officer

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APPENDIX A – THIRD AMENDED AND RESTATED STOCK OPTION PLAN

MAG SILVER CORP.

THIRD AMENDED AND RESTATED STOCK OPTION PLAN

Effective May 13, 2014

As Amended May 10, 2017

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ARTICLE 1.
PURPOSE OF THE PLAN

The purpose of the Plan is to provide key Employees and Directors of the Company and its Subsidiaries and Consultants with compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Company's ability to attract, retain and motivate key personnel and reward significant performance achievements.

ARTICLE 2.
INTERPRETATION

2.1	Definitions

Where used herein, the following terms shall have the following meanings, respectively:

"Associate" means, where used to indicate a relationship with any person:

(a)	any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

(b)	any partner, other than a limited partner, of that person;

(c)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(d)	any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company.

"Blackout Period" means a period during which an Option Holder is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its Employees, insiders or persons in a "special relationship" (as defined in the Securities Act) with the Company;

"Board" means the board of directors of the Company;

"Business Day" means any day, other than a Saturday or Sunday, on which the principal organized trading facility on which the Shares are listed, which as of the date hereof is the TSX, is open for trading;

"Change of Control" shall have the meaning attributed thereto in Section 9.2;

"Code" means the Internal Revenue Code of 1986, as amended;

"Committee" shall have the meaning attributed thereto in Section 3.1;

"Company" means MAG Silver Corp. and includes any successor corporation thereof;

"Consultant" means an individual who:

(a)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management, investor relations or other services to the Company or any Subsidiary other than services provided in relation to a "distribution" (as that term is described in the Securities Act);

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(b)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined below);

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(d)	has a working relationship to provide services to the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company,

and includes a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a "Consultant Entity").

“Director” means any director of the Company or any Subsidiary;

"Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability;

"Effective Date" means May 13, 2014 or such later date that this Plan has received the requisite approval of shareholders at a duly called meeting of the shareholders of the Company;

"Eligible Person" means any Director, Employee or Consultant;

"Employee" means:

(i)	an individual who works full-time or part-time for the Company or any Subsidiary and such other individuals as may, from time to time, be permitted by Regulatory Rules to be granted Options as employees or as an equivalent thereto; or

(ii)	an individual who works for the Company or any Subsidiary either full- time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes a corporation wholly-owned by such individual;

"Exercise Period" means the period of time during which an Option granted under this Plan may be exercised;

"Grant Date" means, for any Option, the date specified by the Committee at the time it grants the Option (which cannot be earlier than the date on which the Option was granted) or, if no such date is specified, the date on which the Option was granted;

"insider" means:

(a)	an "insider" as that term is defined in TSX policies relating to share compensation arrangements; and

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(b)	an Associate of any person who is an insider by virtue of paragraph (a) above;

"ISO" or an Incentive Stock Option means an Option granted to a U.S. Option Holder in accordance with the terms of Section 422 of the U.S. Internal Revenue Code of 1986, as amended;

"Market Price" in respect of Shares means:

(a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the Business Day immediately preceding the relevant date;

(b)	if the Shares are listed on more than one organized trading facility, the Market Price as determined in accordance with paragraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)	if the Shares did not trade on the Business Day prior to the Grant Date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed; and

(d)	if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length, provided that the Market Price shall in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question;

"NSO" or a Non-Qualified Stock Option means an Option that does not meet the requirements of Code Section 422 and is not an ISO;

"Option" means an option to purchase Shares granted under the Plan;

"Option Document" means an agreement, certificate or other type of form of document or documentation approved by the Committee which sets forth the terms and conditions of an Option; such document or documentation may be in written, electronic or other media, may be limited to a notation on the books and records of the Company and, unless the Committee requires otherwise, need not be signed by a representative of the Company or the Option Holder;

"Option Holder" means a person to whom an Option has been granted;

"Option Price" means the price per share at which Shares may be purchased under any Option, as the same may be adjusted from time to time in accordance with Section 9.1;

"Parent" means a corporation that owns 50% or more of the total combined voting power of all classes of stock of the Company;

"Plan" means this third amended and restated stock option plan, as the same may be further amended and restated, amended or varied from time to time;

"Post-Blackout Period Price" means the Market Price of the Shares on the first Business Day following the date on which the relevant Blackout Period has expired;

"Regulatory Approvals" means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder;

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"Regulatory Authorities" means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder;

"Regulatory Rules" means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including those of the applicable Regulatory Authorities;

"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual;

"Shares" means the common shares of the Company or, in the event of an adjustment contemplated by Section 9.1, such other shares or securities to which an Option Holder may be entitled upon the exercise of an Option as a result of such adjustment;

"Subsidiary" means any body corporate which is a "subsidiary" as such term is defined in the Business Corporations Act (British Columbia), as the same may be amended from time to time;

"Termination Date" means:

(a)	in the case of any Option Holder that is an Employee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Section 7.2 or 7.3, the date that is designated by the Company or the Subsidiary in an oral or written notice of termination, as the case may be, as the last day of the Option Holder's employment or term of office with the Company or Subsidiary or, in the case of voluntary resignation, the effective date of resignation; provided that "Termination Date" specifically does not mean the date of expiry of any period in respect of which the Company or the Subsidiary, as the case may be, may elect or be required by law to provide pay in lieu of notice to the Option Holder; and

(b)	in the case of a Consultant whose consulting agreement or arrangement with the Company or a Subsidiary, as the case may be, terminates in the circumstances set out in Section 7.4 or 7.5, the date that is designated by the Company or the Subsidiary as the date on which the Option Holder's consulting agreement or arrangement is terminated; provided that "Termination Date" specifically does not mean the date of expiry of any period of notice of termination that the Company or the Subsidiary may be required to provide to the Option Holder under the terms of the consulting agreement or for which the Company or the Subsidiary has elected to provide compensation in lieu of notice;

"TSX" means The Toronto Stock Exchange; and

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"TSX Company Manual" means the Company Manual of the TSX, as amended from time to time, including such staff notices of the TSX from time to time which may supplement the same.

2.2	Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(b)	the terms, "this Plan", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this Plan and not to any particular article, section or other portion hereof;

(c)	references to Articles and Sections are to the specified articles and sections of this Plan;

(d)	words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neutral genders;

(e)	the words "includes" and "including", when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)	where the Board has revoked any of the powers conferred on the Committee under this Plan as permitted by Section 3.2, any reference to the Committee shall, where necessary, be deemed to refer to the Board and/or such committee of the Board to which all or any of the powers of the Board have been delegated;

(g)	whenever the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Committee or, if such discretion has been revoked by the Board pursuant to Section 3.2, the Board or such other committee as determined by the Board; and

(h)	unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3.
ADMINISTRATION OF THE PLAN

3.1	Administration

Subject to Section 3.2, this Plan will be administered by the compensation committee of the Board (the "Committee") and the Committee has sole and complete authority, in its discretion, to:

(a)	determine the persons (from among the Eligible Persons) to whom Options may be granted;

(b)	grant Options in such amounts and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

(i)	the time or times at which Options may be granted;

(ii)	the Option Price;

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(iii)	the time or times when each Option becomes exercisable and the duration of the Exercise Period;

(iv)	any additional performance-related or other requirements for the exercise of Options;

(v)	whether restrictions or limitations are to be imposed on the Shares and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Committee may determine;

(c)	to determine the nature and extent of any adjustment(s) to be made to Options pursuant to Section 9.1;

(d)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(e)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Committee's determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons. The day-to-day administration of this Plan may be delegated to such officers, Employees and agents of the Company or its Subsidiaries as the Committee determines. The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement this Plan.

3.2	Authority of the Board

The Board may revoke the Committee's authority hereunder at any time in the Board's sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers, conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

ARTICLE 4.
SHARES SUBJECT TO THE PLAN

4.1	Total Number of Shares

Subject to adjustment as provided for in Section 9.1 hereof, the maximum number of Shares that may be issued or issuable under the Plan shall be a number equal to 5%  of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that (a) the number of Shares issued or issuable under all Share Compensation Arrangements (excluding the Company’s Deferred Share Unit Plan, as amended) shall not exceed 5% on a non-diluted basis, and (b) the number of Shares issued or issuable under all Share Compensation Arrangements (including the Company’s Deferred Share Unit Plan, as amended) shall not exceed 6% on a non-diluted basis.

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4.2	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

ARTICLE 5.
ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1	Eligible Persons

Subject to the provisions of the Plan, Options may only be granted to Eligible Persons.

5.2	General

Subject to the other provisions of this Article 5, the Committee shall determine the number of Shares subject to each Option, the Option Price, the expiry date, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option; provided, however, that if no specific determination is made by the Committee with respect to the expiry date, the period during which an Option shall be exercisable shall be five years from the date the Option is granted to the Option Holder. Without limiting the generality of the foregoing, Options may be granted by the Committee from time to time in accordance with this Article 5 during a Blackout Period, provided that in no event shall such Options be exercisable until after the Option Price applicable to such Options is fixed by the Committee in accordance with Section 5.3.

5.3	Option Price

The Option Price shall in no circumstances be lower than the Market Price of the Shares at the Grant Date. No grant of Options shall be made during a Blackout Period, except where the Blackout Period has continued for at least three months prior to the Grant Date and the Committee has determined that such grant of Options is necessary to achieve the purposes of this Plan. If the Committee grants Options during a Black-Out Period, the Option Price fixed by the Committee on Shares which are the subject of such Options shall be equal to the greater of (i) the Market Price of the Shares at the date of the grant of the Options, and (ii) the Post-Blackout Period Price following the end of such Blackout Period.

5.4	Term of Option

Subject only to Section 5.5, in no event may the term of an Option exceed five years from the Grant Date.

5.5	Extension of Term for Options Expiring During Blackout Periods

Notwithstanding anything else contained herein, if the term of an Option held by an Option Holder expires during or within 10 Business Days of the expiration of a Blackout Period applicable to such Option Holder, then the term of such Option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period.

5.6	Exercise Period

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Options will vest and be exercisable in the manner determined by the Committee and specified in the applicable Option Document. Subject to Section 9.2, once an Option becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Committee in connection with the grant of such Option or at the time of an accelerated vesting. Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable. Notwithstanding anything else contained herein, Options may not be exercised during a Blackout Period unless the Committee determines otherwise.

The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under Section 10.2 of this Plan.

5.7	No Repricing

Subject to Section 9.1, in no event may outstanding Options granted under this Plan be repriced.

5.8	Additional Limits

(a)	Notwithstanding any other provision of this Plan or any agreement relating to Options, no Options shall be granted under this Plan if, together with any other Share Compensation Arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders, within any one-year period and (ii) issuable to insiders, at any time, exceeding 10% of the issued and outstanding Shares on a non-diluted basis. Any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether any grant of Options might exceed the limitations set out in this Section 5.8(a).

(b)	The equity award value (based on grant date fair value) of any grant of Options to non-Employee Directors under the Plan shall not exceed $100,000 to each non-Employee Director per year.

5.9	Option Documents

All grants of Options will be evidenced by Option Documents. Such Option Documents will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms of this Plan. In the event of conflict between the terms of an Option Document and the terms of this Plan, the terms of this Plan shall prevail and the Option Document shall be deemed to have been amended accordingly.

5.10	ISOs

ISOs shall be granted only to an individual who is an Employee of the Company or a Subsidiary or related company and shall be subject to the following special limitations required by Section 422 of the Code, and any contrary provisions of this Plan shall be disregarded:

(a)	Maximum Number of Shares for ISOs. Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for ISOs is 700,000, subject to adjustment pursuant to Section 9.1 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.

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(b)	Grant of ISOs. All ISOs granted under the terms of this Plan shall be granted by March 30, 2017.

(c)	Limitation on Amount of Grants. As to all ISOs granted under the terms of this Plan, to the extent that the aggregate fair market value of the Shares (determined at the time the ISO is granted) with respect to which ISOs are exercisable for the first time by the Option Holder during any calendar year (under this Plan and all other ISO plans of the Company, a related corporation or a predecessor corporation) exceeds US$100,000, such options shall be treated as NSOs. The previous sentence shall not apply if the Internal Revenue Service issues a public rule, issues a private ruling to the Company, any Option Holder or any legatee, personal representative or distributee of an Option Holder or issues regulations changing or eliminating such annual limit. No such limitation shall apply to NSOs.

(d)	Grants to Ten Percent Shareholders. ISOs may be granted to a person owning more than 10% of the total combined voting power of all classes of shares of the Company and any Parent or Subsidiary only if (i) the exercise price is at least 110% of the fair market value (determined in accordance with section 422 of the Code) of the stock at the time of grant, and (ii) the option is not exercisable after the expiration of five years from the date of grant.

(e)	Notice of Disposition. The Committee may require an Option Holder to give the Company prompt notice of any disposition of Shares acquired by exercise of an ISO prior to the expiration of two years after the date of the grant of the option and one year from the date of exercise. In such case, the Option Holder will be treated for U.S. income tax purposes as having received ordinary income at the time of such disposition in an amount generally measured by the difference between the price paid for the Shares and the lesser of the fair market value of the Shares at the date of the exercise or the amount realized on disposition of the shares.

(f)	Shareholder Approval. No Options granted under this Plan will be considered ISOs unless this Plan has been approved by the shareholders of the Company within twelve months before or after the date such Plan has been adopted by the Committee.

5.11       One-Time Grants

Notwithstanding any other provision hereunder, at the discretion of the Board, non- Employee directors may receive a grant of Options under the Plan upon such non-Employee Director’s first election or appointment to the Board provided that the equity award value (based on grant date fair value) in connection with such grant of Options may not, when combined with any Shares issuable to such non-Employee Director under any other Share Compensation Arrangement, have an aggregate equity award value in excess of $150,000.

ARTICLE 6.
TRANSFERABILITY

6.1	Transferability

An Option is personal to the Option Holder and is non-assignable and non- transferable. No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, otherwise than by testate succession, will or the laws of descent and distribution, and any attempt to do so will cause such Option to terminate and be null and void. During the lifetime of the Option Holder, an Option shall be exercisable only by the Option Holder and, upon the death of an Option Holder, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may exercise any Option in accordance with the provisions of Section 7.2(b) or 7.4(b), as applicable.

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ARTICLE 7.
TERMINATION OF EMPLOYMENT OR SERVICES; DEATH AND DISABILITY

7.1	General

An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person shall expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person, other than in the circumstances referred to in Sections 7.2, 7.3 and 7.4.

7.2	Termination of Employment or Term of Office

If, before the expiry of an Option in accordance with its terms, the employment or term of office of an Option Holder that is an Employee terminates for any reason whatsoever other than termination by the Company or the Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), but including (i) the termination by the Company or Subsidiary without cause; or (ii) the voluntary resignation by the Option Holder; or (iii) the termination of employment or term of office by reason of the death or Disability of the Option Holder, the Options held by such former Employee that are exercisable at the Termination Date continue to be exercisable by the Option Holder as follows:

(a)	if the Option Holder is alive, at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Options and only to the extent that such Options were vested and exercisable as of the Termination Date; or

(b)	if the Option Holder is deceased, by the legal representative(s) of the estate of the Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)	if the Option Holder's employment or term of office ceases as a result of the Disability of such Option Holder, by the Option Holder or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above; provided, however, that in the case of an ISO, any such extension shall be subject to the limitations of Section 422 of the Code. Unless otherwise determined by the Committee in its discretion, any Options held by the Option Holder that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.3	Termination of Employment or Term of Office for Cause

Where, in the case of an Option Holder that is an Employee, an Option Holder's employment or term of office is terminated by the Company or any Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), then any Options held by the Option Holder, whether or not exercisable at the Termination Date, shall immediately expire and be cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.

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7.4	Termination of Consulting Services

If, before the expiry of any Option in accordance with the terms hereof, a Consultant's agreement or arrangement terminates by reason of: (i) termination by the Company or any of its Subsidiaries for any reason whatsoever other than for breach or default of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant's consulting agreement or arrangement); or (ii) voluntary termination by the Consultant in accordance with the terms of the consulting agreement or arrangement; or (iii) the death or permanent disability of the Consultant, the Options held by the Consultant that are exercisable at the Termination Date continue to be exercisable by the Consultant as follows:

(a)	if the Consultant is alive, by the Consultant at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent such Options were vested and exercisable as of the Termination Date; or

(b)	if the Consultant is deceased, by the legal representative(s) of the estate of the Consultant Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)	if the Consultant's agreement terminates or arrangement ceases as a result of the Disability of such Consultant, by the Consultant or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above. Unless otherwise determined by the Committee in its discretion, any Options held by the Consultant that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.5	Termination of Consulting for Cause

Where, in the case of a Consultant Option Holder, the Option Holder's consulting agreement or arrangement is terminated by the Company or any of its Subsidiaries for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Option Holder's consulting agreement or arrangement and as determined by the Committee in its discretion), then any Options held by the Consultant Option Holder, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.

7.6	Change of Employment or Services

Options shall not be affected by any change of employment or consulting arrangement within or among the Company or any one or more Subsidiaries or by an Option Holder ceasing to be an Employee or Consultant for so long as the Option Holder continues to be any of an Employee or Consultant; provided, however, that subject to Section 422 of the Code, such change may affect ISOs granted hereunder.

7.7	Deemed Non-Interruption of Engagement

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Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re- employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder's re-employment or re- engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

ARTICLE 8.
EXERCISE OF OPTIONS

8.1	Exercise of Options

Subject to the provisions of the Plan and the provisions of the applicable Option Document, an Option that has vested and become exercisable in accordance with its terms may be exercised from time to time by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price for the Shares then being purchased. Payment shall be made by certified cheque or by such other means as is acceptable to the Chief Executive Officer or the Chief Financial Officer of the Company. Upon actual receipt by the Company of such notice and of a certified cheque for, or other acceptable payment of, the aggregate Option Price, the number of Shares in respect of which the Option is exercised will within a reasonable period of time be duly issued as fully paid and non-assessable and the Option Holder exercising the Option, or such nominee as the Option Holder shall direct, shall be registered on the books of the Company as the holder of the number of Shares so issued.

8.2	Cashless Exercise

In lieu of paying the aggregate Option Price to purchase Shares as set forth in Section 8.1, the Committee may, in its sole and absolute discretion, permit an Option Holder to elect to receive, without payment of cash or other consideration except as required by Section 8.5, upon surrender of the applicable portion of a then vested and exercisable Option to the Company, that number of Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Share determined as of the date of delivery of the notice of exercise referred to in Section 8.1 and the Option Price, multiplied by the number of Shares in respect of which the Option would otherwise be exercised with payment of the aggregate Option Price, by (b) the Market Price of one Share determined as of the date of delivery of the notice of exercise referred to in Section 8.1 (a “Cashless Exercise”).

8.3	Regulatory Approval

Notwithstanding any of the provisions contained in the Plan or in any Option Document, the Company's obligation to issue Shares to an Option Holder or the legal representatives of its estate, as applicable, pursuant to the exercise of an Option shall be subject to:

(a)	completion of such registration or other qualifications of such Shares or obtaining approval of such Regulatory Authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)	the receipt from the Option Holder or the legal representatives of its estate, as applicable, of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of any Regulatory Rule.

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In connection with the foregoing, the Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Shares in compliance with any Regulatory Rules and for the listing of such Shares on any stock exchange on which the Shares are then listed.

8.4	Unvested Options

Except as expressly provided herein, no unvested Options may be exercised.

8.5	Taxes

Upon the exercise of an Option, the Option Holder shall make arrangements satisfactory to the Company regarding payment of any federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of the Option. In addition, as a condition of and prior to participation in the Plan, each Option Holder authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right in its sole discretion to satisfy any such liability for withholding or other required deduction amounts by requiring the Option Holder to complete a sale to a third party in respect of such number of Shares, which have been issued and would otherwise be delivered to the Option Holder under the Plan, and any amount payable from such sale will first be paid to the Company to satisfy any liability for withholding. The Company may require an Option Holder, as a condition of participation in the Plan, to pay or reimburse the Company for any cost incurred by the Company as a result of the participation by the Option Holder in the Plan.

ARTICLE 9.
ADJUSTMENTS

9.1	Adjustments

Subject to any necessary Regulatory Approvals, appropriate adjustments in the number of Shares subject to this Plan, and as regards Options granted or to be granted, in the number of Shares which are subject to Options and in the Option Price, shall be made by the Committee in its discretion to give effect to adjustments in the number of Shares resulting from any subdivision, consolidation, reorganization or reclassification of the Shares, the payment of any stock dividend by the Company (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Company. The Committee's determination of such adjustments shall be final, binding and conclusive for all purposes.

9.2	Change of Control

Notwithstanding anything else contained in this Plan, if the Company proposes to amalgamate, merge or consolidate with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company) or to liquidate, dissolve or wind-up, or in connection with any proposed sale or conveyance of all or substantially all of the property or assets of the Company or any proposed offer to acquire all of the outstanding Shares or any other proposed transaction involving the Company (in each case, a "Change of Control"), the Committee may, in its discretion, permit and authorize the accelerated vesting and early exercise of all or any portion of the then outstanding Options in connection with the completion of such Change of Control. Whether or not the Committee determines to accelerate the vesting of any Options, the Company shall give written notice of any proposed Change of Control to each Option Holder. Upon the giving of any such notice, Option Holders shall be entitled to exercise, at any time within the 14-day period following the giving of such notice and conditionally upon completion of the Change of Control, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in connection with the completion of such Change of Control (subject to the extension of such 14-day period as the Committee may determine in its sole discretion, not to exceed the expiration of the Option). Unless the Committee determines otherwise (in its discretion), upon the expiration of the notice period referred to above, all rights of the Option Holders to exercise any outstanding Options, whether vested or unvested, shall terminate and all such Options shall immediately expire and cease to have any further force or effect, subject to the completion of the relevant Change of Control.

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ARTICLE 10.
APPROVALS AND AMENDMENT

10.1	Shareholder Approval of Plan

This Plan is subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company. Any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained. If this Plan is not approved by the majority of the votes cast at a meeting of the shareholders of the Company, the Second Amended and Restated Stock Option Plan (2014) as amended and approved by shareholders of the Company on June 24, 2014 shall continue in full force and effect, unamended.

10.2	Amendment of Option or Plan

Subject to any required Regulatory Approvals and Section 10.3, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would, in the discretion of the Committee:

(a)	materially decrease the rights or benefits accruing to an Option Holder; or

(b)	materially increase the obligations of an Option Holder,

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. For greater certainty, the rights and obligations under any Options that were granted prior to the Effective Date or any unexercised portion thereof shall not be adversely affected by the Plan or any amendment thereto.

10.3	Amendments by Committee and Amendments Requiring Shareholder Approval

(a)       Subject to Section 10.2, the Committee may amend, suspend, discontinue or terminate the Plan and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Committee is entitled to make without shareholder approval include, without limitation, the following:

(i)	ensuring continuing compliance with any Regulatory Rule;

(ii)	amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(iii)	a change to provisions on transferability of Options for normal estate settlement purposes;

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(iv)	a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(v)	changing the vesting and exercise provisions of the Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee's discretion;

(vi)	changing the termination provisions of the Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(vii)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Plan reserve; and

(viii)	adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

(b)       Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. Without limitation to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for the following matters, to the extent required by Regulatory Rules:

(i)	any amendment to the provisions of this Section 10.3 which is not an amendment within the nature of Section 10.3(a)(i) or Section 10.3(a)(ii);

(ii)	any increase in the maximum percentage of Shares issuable by the Company under the Plan (other than pursuant to Section 9.1);

(iii)	any reduction in the Option Price (other than pursuant to Section 9.1) or extension of the term of an Option beyond the original Exercise Period;

(iv)	any amendments to Section 5.7 to permit the repricing of Options;

(v)	the cancellation and reissue of any Option;

(vi)	any amendment to remove or exceed the limitations prescribed by Section 5.8 of the Plan; and

(vii)	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

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provided that, in the case of an amendment referred to in Sections 10.3(b)(iii) and 10.3(b)(v), insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

(c)       For the purposes of this Section 10.3, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Option Holder ceases to be an Employee or Consultant.

ARTICLE 11.
MISCELLANEOUS PROVISIONS

11.1	No Shareholder Rights

An Option Holder shall not have, and nothing in this Plan or any Option shall confer on any Option Holder, any of the rights and privileges of a shareholder, a potential shareholder, or a stakeholder of the Company, whether under common law, equitable principles, statutory provisions or otherwise, unless and until such Option has been exercised in accordance with the terms of this Plan (including tendering payment in full of the aggregate Option Price for the Shares in respect of which the Option is being exercised) and the Company has issued such Shares to the Option Holder.

11.2	No Additional Rights Offered

Participation in this Plan is entirely voluntary and not obligatory and nothing in this Plan or any Option shall confer on any Option Holder that is an Employee any right to continue in the employ of the Company or any of its Subsidiaries or affect in any way the right of the Company or any such Subsidiary to terminate his or her employment at any time; nor shall anything in this Plan or any Option Document be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any of its Subsidiaries to extend the employment of any Option Holder beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any of its Subsidiaries or any present or future retirement policy of the Company or any of its Subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any of its Subsidiaries.

Nothing in this Plan or any Option shall confer on any Consultant any right to continue to provide services to the Company or any of its Subsidiaries or affect in any way the right of the Company or any of its Subsidiaries to terminate at any time any agreement or contract with such Consultant; nor shall anything in this Plan or any Option be deemed to be or construed as an agreement, or an expression of intent, on the part of the Company or the Subsidiary to extend the time for the provision of services beyond the time specified in the contract with the Company or such Subsidiary.

11.3	Governing Law

This Plan and all Option Documents entered into pursuant to this Plan shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

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APPENDIX B – AMENDED AND RESTATED SHARE UNIT PLAN

MAG SILVER CORP.

AMENDED AND RESTATED SHARE UNIT PLAN

Effective May 13, 2014

As Amended May 10, 2017

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Article 1.
PREAMBLE AND DEFINITIONS

1.1	Title

The Plan described in this document shall be called the "MAG Silver Corp. Amended and Restated Share Unit Plan".

1.2	Purpose of the Plan

The purposes of the Plan are:

(a)	to promote a further alignment of interests between employees and the shareholders of the Company;

(b)	to associate a portion of employees' compensation with the returns achieved by shareholders of the Company; and

(c)	to attract and retain employees with the knowledge, experience and expertise required by the Company.

1.3	Definitions

"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

"Beneficiary" means, subject to Applicable Law, an individual who has been designated by a Participant, in such form and manner as the Committee may determine, to receive benefits payable under the Plan upon the death of the Participant, or, where no such designation is validly in effect at the time of death, the Participant's legal representative.

"Black-Out Period" means a period during which a Participant is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, insiders or persons in a "special relationship" (as defined) with the Company.

"Board" means the Board of Directors of the Company.

"Business Day" means any day, other than a Saturday, Sunday or statutory holiday, on which the Stock Exchange is open for trading.

"Cause" in respect of a Participant who is an employee means "just cause" "or "cause" for Termination by the Company or a MAG Entity as determined under Applicable Law and, in respect of a Participant who is a consultant, means a material breach by the Participant of his or her consulting agreement with the Company or a MAG Entity, in either case, as determined by the Committee in good faith.

"Change of Control" means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Plan.

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"Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

"Committee" means Compensation Committee of the Board, or such other the committee of the Board as is designated by the Board to administer the Plan from time to time.

"Company" means MAG Silver Corp., and any successor company whether by amalgamation, merger or otherwise.

"Director" means a member of the Board.

"Disability" means either:

(a)	a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in substantial gainful activity, or any other condition of impairment that Committee, acting reasonably, determines constitutes disability; or

(b)	where a Participant has a written employment agreement with the Company or a MAG Entity, "Disability" as defined in such employment agreement if applicable.

"Disability Date" means, in relation to a Participant, that date determined by the Committee to be the date on which the Participant experienced a Disability.

"Eligible Person" means an individual Employed by the Company or any MAG Entity who, by the nature of his/her position or job is, in the opinion of the Committee, in a position to contribute to the success of the Company.

"Employed" means, with respect to a Participant, that:

(a)	he/she is rendering services to the Company or a MAG Entity, including services as a consultant (within the meaning of NI 45-106, Prospectus and Registration Exemptions, issued by the Canadian Securities Administrators) , but excluding services as a Director; or

(b)	he/she is not actively rendering services to the Company or a MAG Entity due to an approved leave of absence, maternity or parental leave or leave on account of Disability (provided, in the case of a US Taxpayer, that the Participant has not incurred a "Separation From Service", within the meaning of Section 409A of the Code), and "Employment" has the corresponding meaning.

"Expiry Date" means, with respect to a Grant, the date identified as the "expiry date" in the Grant Agreement relating to such Grant, provided that where no expiry date is specified in a Grant Agreement for a Grant, the "Expiry Date" of such Grant shall be the fifth anniversary of the Grant Date.

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"Grant" means a grant of Share Units made pursuant to Section 3.1.

"Grant Agreement" means an agreement between the Company and a Participant under which a Grant is made, as contemplated by Section 3.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

"Grant Date" means the effective date of a Grant, as specified by the Committee.

"Insider" means an "insider" as defined in the policies of the Toronto Stock Exchange relating to security-based compensation arrangements.

"MAG Entity" means any of the Company's subsidiaries, partnerships, trusts or other controlled entities and "MAG Entities" means all such entities collectively.

"Participant" has the meaning set forth in Section 3.2.

"Performance Period" means, with respect to PSUs, the period specified by the Committee for achievement of any applicable Performance Conditions as a condition to Vesting.

"Performance Conditions" means such financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in respect of a Grant to any Participant or Participants and set out in a Grant Agreement. Performance Conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise, and may result in the percentage of Vested PSUs in a Grant exceeding 100% of the PSUs initially determined in respect of such Grant pursuant to Section 3.1(d).

"Plan" means this MAG Silver Corp. Amended and Restated Share Unit Plan, including any schedules or appendices hereto, as may be amended from time to time.

"PSU" means a right, granted to a Participant in accordance with Article 3, to receive a Share, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Committee.

"RSU" means a right granted to a Participant in accordance with Article 3, to receive a Share, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant with the Company or a MAG Entity.

"Share" means a common share of the Company and such other share as may be substituted for it as a result of amendments to the notice of articles of the Company, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual.

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"Share Unit" means either an RSU or a PSU, as the context requires.

"Share Unit Account" has the meaning set out in Section 5.1.

"Stock Exchange" means the Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

"Stock Exchange Rules" means the applicable rules of any stock exchange upon which shares of the Company are listed.

"Termination" means (i) the termination of a Participant's active Employment with the Company or a MAG Entity (other than in connection with the Participant's transfer to Employment with the Company or another MAG Entity), which shall occur on the earlier of the date on which the Participant ceases to render services to the Company or MAG Entity, as applicable, and the date on which the Company or a MAG Entity, as applicable, delivers notice of the termination of the Participant's employment to him/her, whether such termination is lawful or otherwise, without giving effect to any period of notice or compensation in lieu of notice, but, for greater certainty, a Participant's absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability shall not, in and of itself, be considered to be a "Termination", and (ii) in the case of a Participant who does not return to active Employment with the Company or a MAG Entity immediately following a period of absence due to vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability, such cessation shall be deemed to occur on the last day of such period of absence (provided, in each case in the case of a US Taxpayer, that the Termination constitutes a "Separation From Service", within the meaning of Section 409A of the Code), and "Terminated" and "Terminates" shall be construed accordingly.

"Time Vesting" means any conditions relating to continued service with the Company or a MAG Entity for a period of time in respect of the Vesting of Share Units determined by the Committee.

"Trading Day" means any date on which any Stock Exchange is open for the trading of Shares and on which Shares are actually traded.

"US Taxpayer" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

"Vested" means the applicable Time Vesting, Performance Conditions and/or any other conditions for settlement (subject to any conditions on such settlement imposed in respect of US Taxpayers under Exhibit "A" hereto) in relation to a whole number, or a percentage (which may be more or less than 100%) of the number, of PSUs or RSUs determined by the Committee in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; (ii) have been waived or deemed to be met pursuant to Section 6.6; (iii) or are otherwise waived pursuant to Section 3.3, and "Vesting" and "Vest" shall be construed accordingly.

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"Vesting Date" means the date on which the applicable Time-Vesting, Performance Conditions and/or any other conditions for a Share Unit becoming Vested are met, deemed to have been met or waived as contemplated in the definition of "Vesting".

"Vesting Period" means, with respect to a Grant, the period specified by the Committee, commencing on the Grant Date and ending on the last Vesting Date for Share Units subject to such Grant which, unless otherwise determined by the Committee, shall not be later than December 15 of the third year following the year in which the Participant performed the services to which the Grant relates.

Article 2.
CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural

In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2	Governing Law

The Plan shall be governed and interpreted in accordance with the laws of the Province of British Columbia and federal laws of Canada applicable in that province. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

2.3	Severability

If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4	Headings, Sections.

Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

Article 3.
SHARE UNIT GRANTS AND VESTING PERIODS

3.1	Grant of Share Units

Unless otherwise determined by the Board, the Plan shall be administered by the Committee. The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority:

(a)	to make Grants;

(b)	to determine the Grant Date for Grants, provided that the Committee shall ensure that no Grant Date falls within a Blackout Period or on the first Trading Day following the date on which the relevant Blackout Period has expired;

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(c)	to determine the Eligible Persons to whom, and the time or times at which Grants shall be made and shall become issuable;

(d)	subject to Section 4.1, to determine the number of Share Units to be covered by each Grant;

(e)	to approve or authorize the applicable form and terms of the related Grant Agreements and any other forms to be used in connection with the Plan;

(f)	to determine the terms and conditions of Grants granted to any Participant, including, without limitation, (A) the type of Share Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions) to the Vesting of any Share Units granted hereunder, including terms relating to Performance Conditions, Time Vesting and/or other Vesting conditions, any multiplier that may apply to Share Units subject to a Grant in connection with the achievement of Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Share Unit will be waived or accelerated without any further action by the Committee (including, without limitation, the effect of a Change of Control and a Participant's Termination in connection therewith), (E) the circumstances upon which a Share Unit shall be forfeited, cancelled or expire, (F) the consequences of a Termination with respect to a Share Unit, (G) the manner and time of exercise or settlement of Vested Share Units, and (H) whether, and the terms upon which, any Shares delivered upon exercise or settlement of a Share Unit must continue to be held by a Participant for any specified period;

(g)	to determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Share Unit have been satisfied or shall be waived or modified;

(h)	subject to Section 9.5, to amend the terms of any outstanding Share Units under the Plan or Grant Agreement provided, however, that no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Share Unit without his/her consent in writing and provided further, however, that, notwithstanding the foregoing clause of this Section 3.1(h), the Committee may amend the terms of a Share Unit or Grant Agreement without the consent of the Participant for purposes of complying with Applicable Law whether or not such amendment could adversely affect the rights of the Participant;

(i)	to determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;

(j)	to interpret the Plan and Grant Agreements;

(k)	to prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Grant Agreements;

(l)	to determine the terms and provisions of Grant Agreements (which need not be identical) entered into in connection with Grants; and

(m)	to make all other determinations deemed necessary or advisable for the administration of the Plan.

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3.2	Eligibility and Award Determination

(a)	In determining the Eligible Persons to whom Grants are to be made ("Participants") and the number of Share Units to be covered by each Grant (subject to adjustment in accordance with Time Vesting or Performance Conditions), the Committee shall take into account the terms of any written employment agreement between an Eligible Person and the Company or any MAG Entity and may take into account such other factors as it shall determine in its sole and absolute discretion.

(b)	For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve a Grant in any period shall not require the Committee to approve a Grant to any Participant in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Participant in any other period. The Committee shall not be precluded from approving a Grant to any Participant solely because such Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Company or a MAG Entity. No Eligible Person has any claim or right to receive a Grant except as may be provided in a written employment agreement between an Eligible Person and the Company or a MAG Entity.

(c)	Each Grant Agreement shall set forth, at a minimum, the type of Share Units and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination and may specify such other terms and conditions consistent with the terms of the Plan as the Committee shall determine or as shall be required under any other provision of the Plan. The Committee may include in a Grant Agreement terms or conditions pertaining to confidentiality of information relating to the Company's operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of Share Units.

3.3	Discretion of the Committee

Notwithstanding any other provision hereof or of any applicable instrument of grant, the Committee may accelerate or waive any condition to the Vesting of any Grant, all Grants, any class of Grants or Grants held by any group of Participants.

3.4	Effects of Committee's Decision

Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

3.5	Limitation of Liability

No member of the Committee, the Board or any officer or employee of the Company or a MAG Entity shall be liable for any action or determination made in good faith pursuant to the Plan or any Grant Agreement under the Plan. To the fullest extent permitted by law, the Company and the MAG Entities shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer or employee of the Company or a MAG Entity.

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3.6	Delegation and Administration

The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Committee shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

Article 4.
SHAREs subject to the plan

4.1	Maximum Number of Shares and Limitations

Subject to Section 4.2 and to adjustment pursuant to Section 5.3, the maximum number of Shares that may be issued pursuant to the Plan shall be a number equal to 1.5% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that (a) the number of Shares issued or issuable under all Share Compensation Arrangements (excluding the Company’s Deferred Share Unit Plan, as amended) shall not exceed 5% on a non-diluted basis, and (b) the number of Shares issued or issuable under all Share Compensation Arrangements (including the Company’s Deferred Share Unit Plan, as amended) shall not exceed 6% on a non-diluted basis. Under the Plan and any other Share Compensation Arrangement of the Company (i) the aggregate number of Shares issued to Insiders, within any one year period; and (ii) the aggregate number of Shares issuable to Insiders at any time, shall not exceed 10% of the issued and outstanding Shares; provided that any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether any Shares issued under this Plan might exceed the limitations set out in paragraphs (i) and (ii).

4.2	Issuance of Shares Subject to Applicable Law

Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver Shares in respect of any Share Unit is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law. In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law.

Article 5.
ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

5.1	Share Unit Account

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An account, called a "Share Unit Account", shall be maintained by the Company, for each Participant and will be credited with such notional grants of Share Units as are received by a Participant from time to time pursuant to Sections 3.1 and 3.2 and any dividend equivalent Share Units pursuant to Section 5.2. Share Units that fail to vest to a Participant and are forfeited pursuant to Article 6, or that are paid out to the Participant or his/her Beneficiary, shall be cancelled and shall cease to be recorded in the Participant's Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where a Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Participant's Share Unit Account.

5.2	Dividend Equivalent Share Units

Except as otherwise provided in the Grant Agreement relating to a grant of RSUs or PSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Shares to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date of settlement of the RSUs or PSUs granted thereunder, a number of dividend equivalent RSUs or PSUs, as the case may be, shall be granted to the Participant who is a party to such Grant Agreement. The number of such additional RSUs or PSUs will be calculated by dividing the aggregate dividends or distributions that would have been paid to such Participant if the RSUs or PSUs in the Participant's Share Unit Account had been Shares by the fair market value of a Share on the date on which the dividends or distributions were paid on the Shares. The additional RSUs or PSUs granted to a Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding RSUs or PSUs, as the case may be.

5.3	Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin-off, dividends (other than cash dividends in the ordinary course) or other distribution of the Company's assets to shareholders, or any other similar changes affecting the Shares, a proportionate adjustment to reflect such change or changes shall be made with respect to the number of Share Units outstanding under the Plan and the number of Shares subject to the Plan, or securities into which the Shares are changed or are convertible or exchangeable may be substituted for Shares under this Plan, on a basis proportionate to the number of Share Units in the Participant's Share Unit Account or some other appropriate basis, all as determined by the Committee in its sole discretion.

Article 6.
VESTING AND SETTLEMENT OF SHARE UNITS

6.1	Vesting Based on Continued Employment

Subject to this Article 6, Share Units subject to a Grant and dividend equivalent Share Units credited to the Participant's Share Unit Account in respect of such Share Units, adjusted in accordance with the applicable multiplier, if any, as set out in the Grant Agreement, shall Vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Participant is Employed on the relevant Vesting Date. For greater certainty, a Participant shall not be considered to be Employed on a Vesting Date if, prior to such Vesting Date, such Participant received a payment in lieu of notice of Termination of employment, whether under a contract of employment or a consulting contract, as damages or otherwise.

6.2	Exercise/Settlement

(a)	A Participant who remains Employed may exercise all or a portion of his or her Vested RSUs and/or PSUs prior to their Expiry Date by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of RSUs and/or PSUs being exercised. Where a Participant has failed to file a notice of exercise with respect to any of the Participant's Vested Share Units prior to the Expiry Date of such Vested Share Units, the Participant shall be deemed to have filed such a notice to exercise such Vested Share Units on their Expiry Date.

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(b)	Where a Participant who ceases to be Employed in circumstances in which Section 6.6 applies, (i) if the Participant's Employment is Terminated by the Company or a MAG Entity without Cause or the Participant voluntarily terminates his or her Employment, the Participant, shall be entitled to exercise Share Units that are Vested on such Participant's date of Termination for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) ninety (90) days following such date of Termination; (ii) if the Participant dies while Employed, the Participant's Beneficiary shall be entitled to exercise Share Units that are Vested on such Participant's date of Termination for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) twelve (12) months following the Participant's date of death; and (iii) if the Participant experiences a Disability while Employed, the Participant's Beneficiary shall be entitled to exercise Share Units that are Vested on such Participant's Disability Date for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) twelve (12) months following such Disability Date.

(c)	Subject to Section 4.2 and to the payment or other satisfaction of all related withholding obligations in accordance with Section 9.2, the Company shall issue one Share for each Share Unit that is exercised, or deemed to be exercised, as the case may be, as soon as reasonably practicable, and, in any case, within sixty (60) days, after receipt by the Company of the Participant's exercise notice, or the Expiry Date of the Participant's Share Units, as applicable.

6.3	Postponed Settlement

If a Participant's Share Units would, in the absence of this Section 6.3 be exercised within a Blackout Period applicable to such Participant, such settlement shall be postponed until the first Trading Day following the date on which the relevant Blackout Period has expired.

6.4	Failure to Vest

For greater certainty, a Participant shall have no right to receive Shares or a cash payment as compensation, damages or otherwise, with respect to any RSUs or PSUs that do not become Vested.

6.5	Termination of Employment for Cause

Subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and unless otherwise determined by the Committee, in the event a Participant's Employment is Terminated for Cause by the Company or a MAG Entity, as applicable, all Share Units of such Participant, whether or not Vested, shall immediately cease to be exercisable and shall be forfeited.

6.6	Termination of Employment without Cause, Death or Disability

Subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and the relevant Grant Agreement, in the event a Participant's Employment is terminated by the Company, or a MAG Entity, as applicable, without Cause, the Participant voluntarily terminates his or her Employment, the Participant dies or experiences a Disability all Share Units of such Participant that are not then Vested shall be forfeited unless otherwise determined by the Committee.

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6.7	Change of Control

In the event of a Change of Control, subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and the Grant Agreement in respect of the Grant, the Committee may determine, in its sole discretion:

(a)	that all RSUs and/or PSUs that have not previously Vested shall Vest on the effective date of the Change in Control, provided that, in the case of a Grant of PSUs, the total number of PSUs that Vest shall be the number of PSUs covered by such Grant pursuant to Section 3.2(c) without giving effect to any potential increase or decrease in such number as a result of graduated Performance Conditions permitting Vesting of more or less than 100% of such PSUs. Share Units that Vest in accordance with this Section 6.7(a) shall be settled through the issuance of Shares immediately prior to the effective time of the Change of Control equal to the number of Vested Share Units, as determined by the Committee in its sole discretion;

(b)	that for any RSU or PSU there shall be substituted an entitlement to such other securities into which Shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of Shares to which the Participant would otherwise be entitled or some other appropriate basis.

Article 7.
CURRENCY

7.1	Currency

Except where the context otherwise requires, all references in the Plan to currency refer to lawful Canadian currency. Any amounts required to be determined under this Plan that are denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the applicable Bank of Canada noon rate of exchange on the date as of which the amount is required to be determined.

Article 8.
SHAREHOLDER RIGHTS

8.1	No Rights to Shares

Share Units are not Shares and a Grant of Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

Article 9.
MISCELLANEOUS

9.1	Compliance with Laws and Policies

The Company's obligation to make any payments or deliver (or cause to be delivered) any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Company applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Company all information and undertakings as may be required to permit compliance with Applicable Law.

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9.2	Withholdings

So as to ensure that the Company or a MAG Entity, as applicable, will be able to comply with the applicable obligations under any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Company or the MAG Entity shall withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Company or the MAG Entity, as applicable, to so comply. The Company and any MAG Entity may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its sole discretion, by (a) selling on such Participant's behalf, or requiring such Participant to sell, any Shares, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares in settlement of any Participant's Share Units, that such Participant make such arrangements as the Company may require so that the Company and the MAG Entities can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Company or a MAG Entity in advance, or reimburse the Company or any MAG Entity for, any such withholding obligations.

9.3	No Right to Continued Employment

Nothing in the Plan or in any Grant Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ or service of the Company or any MAG Entity, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Company or any MAG Entity to terminate Participant's employment or service arrangement with the Company or any MAG Entity.

9.4	No Additional Rights

Neither the designation of a person as a Participant nor the grant of any Share Units to any Participant entitles any person to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.

9.5	Amendment, Termination

The Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law. For greater certainty, the following amendments may not be made without shareholder approval:

(a)	an increase in the number of Shares reserved for issuance pursuant to the Plan and as set out in Section 4.1;

(b)	changes to the amendment provisions granting additional powers to the Board to amend the Plan or entitlements thereunder;

(c)	changes to the Insider participation limits set forth in Section 4.1;

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(d)	any extension of the Expiry Date of any Share Units;

(e)	any change to the categories of individuals eligible for grants of Share Units where such change may broaden or increase the participation of Insiders under the Plan; or

(f)	an amendment that would permit Share Units to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:

(a)	amendments of a "housekeeping" nature;

(b)	a change to the vesting provisions of any Grants;

(c)	a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or

(d)	amendments to the provisions relating to a Change of Control.

9.6	Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

9.7	Designation of Beneficiary

Subject to the requirements of Applicable Law, a Participant may designate a Beneficiary, in writing, to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form as may be prescribed by the Committee from time to time. A Beneficiary designation under this Section 9.7 and any subsequent changes thereto shall be filed with the General Counsel of the Company.

Article 10.
ASSIGNMENT

Subject to Section 9.7, the assignment or transfer of the Share Units, or any other benefits under this Plan, shall not be permitted other than by operation of law.

Article 11.
EFFECTIVE DATE

The Company is establishing the Plan effective on May 13, 2014.

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Exhibit "A"

to

MAG Silver Corp. Share Unit Plan

Special Provisions Applicable to Participants Subject to Section 409A of the United States Internal Revenue Code ("Section 409A")

This Exhibit sets forth special provisions of the MAG Silver Corp. Share Unit Plan (the "Plan") that apply to Participants who are US Taxpayers. This Exhibit shall apply to such Participants notwithstanding any other provisions of the Plan. Terms defined elsewhere in the Plan and used herein shall have the meanings set forth in the Plan, as may be amended from time to time.

Definitions

For purposes of this Exhibit:

"Separation From Service" shall mean that employment or service with the Company and any entity that is to be treated as a single employer with the Company for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

"Specified Employee" means a US Taxpayer who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code.

Compliance with Section 409A

In General. Notwithstanding any provision of the Plan to the contrary, it is intended that any distributions under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan and/or the applicable Grant Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each issuance of Shares made in respect of Share Units shall be deemed to be a separate distribution for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A), and neither the Company nor any MAG Entity shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any Beneficiary) harmless from any or all of such taxes or penalties.

Distributions to Specified Employees. Solely to the extent required by Section 409A, any issuance of Shares in respect of Share Units which is subject to Section 409A and which is to be made by reason of a Separation from Service to any Participant who is determined to be a Specified Employee shall not be made before the date which is six months after such Specified Employee's Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a single distribution on the earliest possible distribution date.

Amendment of Exhibit.

Subject to Applicable Law, the Board shall retain the power and authority to amend or modify this Exhibit to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

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APPENDIX C – SECOND AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

MAG SILVER CORP.

SECOND AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

Effective May 13, 2014

As Amended on May 10, 2017 and May 13, 2020.

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Article 1.
INTERPRETATION

1.1               Purpose

The purposes of the Plan are:

(a)	to promote a greater alignment of long-term interests between Participants and the shareholders of the Company; and

(b)	to provide a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of Participants.

1.2               Definitions

As used in the Plan, the following terms have the following meanings:

"Account" means the account maintained by the Company in its books for each Participant to record the DSUs credited to such Participant under the Plan;

"Annual Cash Remuneration" means all amounts ordinarily payable in cash to the Participant by the Company in respect of the services provided by the Participant to the Company in connection with such Participant's service on the Board in a fiscal year, including without limitation (i) the Cash Retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable Quarterly in arrears;

"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

"Blackout Period" means a period during which a Participant is to refrain from trading in the Company’s securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, insiders or persons in a “special relationship” (as defined in the Securities Act) with the Company.

"Beneficiary" means an individual who, on the date of a Participant's death, is ~~the~~a person who has been designated in accordance with Section 4.8 and the laws applying to the Plan, or where no such individual has been validly designated by the Participant, or where ~~the~~no such individual ~~does not survive~~survives the Participant, the Participant's legal representative;

"Board" means the Board of Directors of the Company;

"Code" means the U.S. Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

"Company" means MAG Silver Corp. and includes any successor corporation thereof, and any reference in the Plan to action by the Company means action by or under the authority of the Board;

"Conversion Date" means the date used to determine the Fair Market Value of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to a Participant under Section 2.3 and, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided;

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"Deferred Share Unit" or "DSU" means a unit credited by the Company to a Participant by way of a bookkeeping entry in the books of the Company, as determined by the Board, pursuant to the Plan, the value of which at any particular date shall be the Fair Market Value at that date;

"Director" means a member of the Board;

"DSU Award Agreement" means the agreement setting out the terms of any DSU award in the form of Schedule B hereto, or such other form as may be prescribed by the Board from time to time;

"Effective Date" has the meaning ascribed thereto in Section 1.3;

"Elected Percentage" has the meaning ascribed thereto in Schedule A;

"Election Notice" means the written election under Section 2.2 to receive Deferred Share Units, in the form of Schedule A hereto, or such other form as may be prescribed by the Board from time to time;

"Entitlement Date" has the meaning ascribed thereto in Section 3.1;

"Fair Market Value" means, with respect to any particular date, (i) if the Shares are listed on the Stock Exchange, the closing trading price of the Shares on the Trading Day immediately preceding the particular date; (ii) if the Shares are listed on more than one Stock Exchange, the Fair Market Value as determined in accordance with paragraph (i) above for the primary Stock Exchange on which the Shares are listed, as determined by the Board; and (iii) if the Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board to be the fair value of the Shares, taking into consideration all factors that the Board deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length;

"Insider" means an “insider” as defined in the policies of the Toronto Stock Exchange relating to security-based compensation arrangements;

"Participant" means any Director who is not an employee (determined without regard to the Income Tax Act (Canada)), and including any non-executive Chair of the Board;

"Plan" means this MAG Silver Corp. Deferred Share Unit Plan, as amended from time to time;

"Quarter" means a fiscal quarter of the Company, which, until changed by the Company, shall be the three month period ending March 31, June 30, September 30 and December 31 in any year and "Quarterly" means each "Quarter";

"Share" means a common share of the Company and such other share as may be substituted for it as a result of amendments to the notice of articles of the Company, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual;

"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended

"Stock Exchange" means The Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

"Stock Exchange Rules" means the applicable rules of any stock exchange upon which shares of the Company are listed;

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"Termination Date" means the date of a Participant's death, or retirement from, or loss of office or employment with the Company or a corporation related to the Company, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), including, (i) the voluntary resignation or retirement of a Participant from the Board; or (ii) the removal of such Participant from the Board whether by shareholder resolution or failure to achieve re-election; provided that, solely with respect to a Participant who is a US Taxpayer, such retirement or loss of office is also a “separation from service” within the meaning of Section 409A of the Code such that it is reasonably anticipated that no further services will be performed;

"Trading Day" means any date on which the Stock Exchange is open for the trading of Shares and on which Shares are actually traded; and

"US Taxpayer" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

1.3               Effective Date

The Plan shall be effective as of May 13, 2014 (the "Effective Date").

1.4               Eligibility

If a Participant should become an officer (other than non-executive Chairman) or employee of the Company while remaining as a Director, his eligibility for the Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided he continues as a Director of the Company. During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any Deferred Share Units under the Plan, other than dividend equivalent allocations under Section 2.5.

1.5               Construction

In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require. If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein. References to "Section" or "Sections" mean a section or sections contained in the Plan, unless expressly stated otherwise. All amounts referred to in this Plan are stated in Canadian dollars unless otherwise indicated.

1.6               Administration

The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. The Board may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Board shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

Subject to the foregoing, the Board shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan. The Board may correct any defect or rectify any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Board or any delegate of the Board with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participant and any other person claiming an entitlement or benefit through the Participant. All expenses of administration of the Plan shall be borne by the Company as determined by the Board.

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1.7               Governing Law

The Plan shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

Article 2.
ELECTION UNDER THE PLAN

2.1               Payment of Annual Cash Remuneration

(a)	Subject to Section 2.2 and such rules, regulations, approvals and conditions as the Board may impose, a Participant may elect to receive his or her Annual Cash Remuneration in the form of Deferred Share Units, cash or any combination thereof.

2.2               Election Process

(a)	A person who is a Participant on the effective date of the Plan may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such effective date of the Plan by completing and delivering to the secretary of the Company an initial Election Notice by no later than 30 days after the effective date of the Plan, which shall apply to the Participant's Annual Cash Remuneration payable for services provided after the effective date of such election.

(b)	An individual who becomes a Participant during a year may elect the form or forms of payment of Annual Cash Remuneration earned in Quarters that commence after the date the election is made by completing and delivering to the secretary of the Company an Election Notice within 30 days after the individual becomes a Participant.

(c)	A Participant who has previously made an election under this Section 2.2, or who has never made an election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent period by completing and delivering to the secretary of the Company a new Election Notice prior to January 1 of the calendar year that includes the first day of the relevant period.

(d)	The Board may prescribe election forms for use by Participants who are residents of a jurisdiction other than Canada that differ from the election forms it prescribes for use by Canadian resident Participants where the Board determines it is necessary or desirable to do so to obtain comparable treatment for the Plan, the Participants or the Company under the laws or regulatory policies of such other jurisdiction as is provided under the laws and regulatory policies of Canada and its Provinces, provided that no election form prescribed for use by a non-resident of Canada shall contain terms that would cause the Plan to cease to meet the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) and any successor to such provisions.

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(e)	For greater certainty, if the Company establishes a policy for members of the Board with respect to the acquisition and / or holding of Shares and / or DSUs, each Director shall ensure that any election he or she makes under this Section 2.2 complies with any such applicable policy.

2.3               Deferred Share Units

(a)	Deferred Share Units elected by a Participant pursuant to Section 2.2 shall, be credited to the Participant's Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to a Participant's Account as of a particular Conversion Date pursuant to this Section 2.3(a) shall be determined by dividing the portion of that Participant's Annual Cash Remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value on the particular Conversion Date, which, unless otherwise determined by the Board, shall be the last day of the Quarter in which such portion of the Participant’s Annual Cash Remuneration was earned.

(b)	In addition to Deferred Share Units granted pursuant to Section 2.3(a):

(i)	subject to Section 2.4(~~c~~b) and 2.4(~~d)~~c), the Board may award such number of Deferred Share Units to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company. Subject to Applicable Law, the Board shall determine the date on which such Deferred Share Units may be granted and the date as of which such Deferred Share Units shall be credited to a Participant's Deferred Share Unit Account, together with any terms or conditions with respect to the vesting of such Deferred Share Units. The Company and a Participant who receives an award of Deferred Share Units pursuant to this Section 2.3(b) shall enter into a DSU Award Agreement to evidence the award and the terms, including terms with respect to vesting, applicable thereto;

(ii)	notwithstanding any other provision hereunder, at the discretion of the Board, a Participant may receive a grant of Deferred Share Units under the Plan upon such Participant's first election or appointment to the Board, provided that, where such Deferred Share Units may be settled in Shares, the equity award value, based on grant date fair value, of such grant of Deferred Share Units, in combination with the equity award value, based on grant date fair value, of any grant made to such a Participant in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000.

(c)	Deferred Share Units credited to a Participant's Account under Section 2.3(a), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will be fully vested upon being credited to a Participant's Account and the Participant's entitlement to payment of such Deferred Share Units at his Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of membership on the Board.

(d)	Deferred Share Units credited to a Participant's Account under Section 2.3(b), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will vest in accordance with such terms and conditions as may be determined by the Board and set out in the DSU Award Agreement.

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(e)	The Board may specify in a DSU Award Agreement entered into pursuant to Section 2.3(b) whether the Deferred Share Units subject to such agreement will be settled in cash or Shares, or both cash and Shares, provided that where a DSU Award Agreement does not provide for the settlement of the Deferred Share Units subject to such agreement in Shares, such Deferred Share Units may only be settled in cash.

(f)	Notwithstanding the provisions under this Section 2.3: (a) the Board shall ensure that no Deferred Share Units are granted on a date which falls within a Blackout Period or on the first Trading Day following the date on which the relevant Blackout Period has expired; and (b) if the Conversion Date falls on a day within a Blackout Period, then the Conversion Date shall be automatically postponed until the second Trading Day following the date on which the relevant Blackout Period has expired.

2.4               Maximum Number of Shares and Limits

(a)	Subject to Section 2.4(a) and to adjustment pursuant to Section 2.7, the maximum number of Shares that may be issued pursuant to the Plan shall be a number equal to 1% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that (a) the number of Shares issued or issuable under all Share Compensation Arrangements (excluding the Plan) shall not exceed 5% on a non-diluted basis, and (b) the number of Shares issued or issuable under all Share Compensation Arrangements (including the Plan) shall not exceed 6% on a non-diluted basis.

(b)	The aggregate equity award value, based on grant date fair value, of any grants of Deferred Share Units under Section 2.3(b)(i) that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to a Participant for a year shall not exceed $150,000.

(c)	Under this Plan and any other Share Compensation Arrangements of the Company:

(i)	the number of Shares issuable to Insiders, and

(ii)	the number of Shares issued to Insiders, within a one year period shall not exceed 10% of the issued and outstanding Shares. Any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether the number of Shares issued or issuable might exceed the limitations set out in this Section 2.4(~~d~~c).

(d)	Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver Shares in respect of any DSU is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law. In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law. In a case of the issuance of Shares in respect of any Deferred Share Units granted to a Participant resident in the United States of America, such issuance shall be contingent upon receipt of completed representations as set forth in Schedule D hereto.

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2.5               Dividends

On any payment date for dividends paid on Shares, a Participant shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Participant's Account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Shares are paid.

2.6               Eligible Participant's Account

A Participant's Account shall record at all times the number of Deferred Share Units standing to the credit of the Participant. Upon payment in satisfaction of Deferred Share Units credited to a Participant in the manner described herein, such Deferred Share Units shall be cancelled. A written confirmation of the balance in each Participant's Account shall be provided by the Company to the Participant at least annually.

2.7               Adjustments and Reorganizations

Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under Applicable Law shall be made to any Deferred Share Units then outstanding. Such adjustment shall be made by the Board, subject to Applicable Law, shall be conclusive and binding for all purposes of the Plan.

Article 3.
REDEMPTIONS

3.1               Redemption of Deferred Share Units – Non-US Taxpayers

Subject to Sections 3.5 and 3.6, a Participant who is not a US Taxpayer may elect up to two separate dates as of which either a portion (specified in whole percentages or number of Deferred Share Units on any one date) or all of the Deferred Share Units credited to the Participant's Account shall be redeemed (each such date being an "Entitlement Date") by filing one or two irrevocable written redemption elections with the secretary of the Company prior to the Entitlement Date specified in the redemption election. No Entitlement Date elected by a Participant pursuant to this Section 3.1 shall be before the date that is three months after the Participant's Termination Date, or later than December 15 of the calendar year following the year in which the Participant's Termination Date occurs. Where a Participant to whom this Section 3.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Participant which, subject to Section 3.5, shall be December 15 of the year following the year in which the Participant's Termination Date occurs.

3.2               Redemption of Deferred Share Units – US Taxpayer

Notwithstanding anything contrary in the Plan, subject to Section 3.7, the Entitlement Date of a US Taxpayer shall be the first Trading Day that is more than six months after his Termination Date and all Deferred Share Units credited to such US Taxpayer's Account on such date shall be redeemed and settled in accordance with Section 3.3 within 90 days following such Entitlement Date.

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3.3               Settlement of Deferred Share Units

Subject to Section 4.13, a Participant, or the Beneficiary of a Participant, as the case may be, whose Deferred Share Units are redeemed hereunder as of an Entitlement Date shall be entitled to receive from the Company, as a single distribution and not in installments, a cash payment, Shares or any combination of cash and Shares, as determined by the Board, subject to the DSU Award Agreement applicable to such Deferred Share Units, if any. Settlement in Shares shall be made by way of the issuance by the Company of one Share for each Deferred Share Unit being settled in Shares as of the relevant Entitlement Date. Settlement of Deferred Share Units in cash shall be made by way of the lump sum payment of an amount equal to the Fair Market Value on the relevant Entitlement Date multiplied by the number of Deferred Share Units being settled in cash as of such Entitlement Date. No fractional Shares will be issued and any fractional Deferred Share Units shall be settled in cash based on the Fair Market Value on the relevant Entitlement Date.

3.4               Postponed Settlement

If the Entitlement Date of a Participant’s Deferred Share Units, whether in cash, Shares or any combination thereof, would, in the absence of this Section 3.4 fall within a Blackout Period applicable to such Participant, such settlement shall be automatically postponed until the second Trading Day following the date on which the relevant Blackout Period has expired.

3.5               Extended Entitlement Date

In the event that the Board is unable, by a Participant's Entitlement Date, to compute the final value of the Deferred Share Units recorded in such Participant's Account by reason of the fact that any data required in order to compute the market value of a Share has not been made available to the Board and such delay is not caused by the Participant, then the Entitlement Date shall be the next following Trading Day on which such data is made available to the Board.

3.6               Limitation on Extension of Entitlement Date

Notwithstanding any other provision of the Plan, all Shares issuable and any payments hereunder to, or in respect of, a Participant who is not a US Taxpayer shall be issued or paid, as applicable, on or before December 31 of the calendar year commencing immediately after the Participant's Termination Date. For greater certainty, except as provided in Section 3.5, Shares issuable and payments hereunder to or in respect of a US Taxpayer shall be issued or paid, as applicable, within the time determined in accordance with Section 3.2 or Section 3.3, as applicable.

3.7               Death of Eligible Participant

In the event of a Participant's death, Shares shall become issuable and/or amounts payable in respect of any and all Deferred Share Units then credited to the Participant's Account in accordance with Sections 3.3, 3.5 and 3.6 as soon as reasonably practicable after the Participant's date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the Participant; provided that, solely with respect to a deceased US Taxpayer, in no event shall such Shares be issued or any payment made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the Participant's date of death.

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Article 4.
GENERAL

4.1               Unfunded Plan

Unless otherwise determined by the Board, the Plan shall be unfunded. To the extent any individual holds any rights by virtue of an election under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Company.

4.2               Successors and Assigns

The Plan shall be binding on all successors and permitted assigns of the Company and a Participant, including without limitation, the estate of such Participant and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Company's or the Participant's creditors.

4.3               Plan Amendment

The Board may without shareholder approval amend, suspend or cancel the Plan or Deferred Share Units granted hereunder as it deems necessary or appropriate, provided that:

(a)	any approvals required under applicable law or the Stock Exchange Rules are obtained;

(b)	shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Shares issuable from treasury under the Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of Deferred Share Units redeemed under the Plan; (iii) a change in the term of any Deferred Share Units; (iv) an amendment to the amending provisions of the Plan so as to increase the Board's ability to amend the Plan without shareholder approval; (v) a reduction in the Fair Market Value in respect of any Deferred Share Units benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of Deferred Share Units where such change may broaden or increase the participation of Insiders under the Plan; (vii) any amendment to remove or exceed the Insider participation limits set out in Section 2.4(~~d~~c); (viii) an amendment that would permit Deferred Share Units to be transferrable or assignable other than for normal estate settlement purposes; and

(c)	no such amendment shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the Participant has then been granted under the Plan.

4.4               Notwithstanding Section 4.3, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code, as may apply to Participants who are U.S. Taxpayers. For avoidance of doubt, and notwithstanding Section 4.3, if any provision of the Plan contravenes any regulations or U.S. Treasury guidance promulgated under Section 409A of the Code or would cause the Deferred Share Units to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan shall, to the extent that it applies to U.S. Taxpayers, be modified, without the consent of any Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code.

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4.5               Plan Termination

The Board may terminate the Plan at any time but no such termination shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the Participant has then been granted under the Plan. Notwithstanding the foregoing, any termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code as may apply to Participants who are U.S. Taxpayers.

4.6               Applicable Trading Policies and Reporting Requirements

The Board and each Participant will ensure that all actions taken and decisions made by the Board or a Participant, as the case may be, pursuant to the Plan, comply with applicable securities laws and regulations and policies of the Company relating to insider trading and "black out" periods. All Deferred Share Units shall be considered a "security" of the Company solely for reporting purposes under the insider trading policy of the Company.

4.7               Currency

All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

4.8               Designation of Beneficiary

Subject to the requirements of Applicable Law, a Participant may designate in writing ~~a person~~one or more persons who ~~is a dependant~~are dependants or ~~relation~~relations of the Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change any such designation from time to time. Such designation or change shall be in the form of Schedule C. ~~The initial designation of each Participant shall be executed and filed with the secretary of the Company within sixty (60) days following the Effective Date of the Plan~~. Changes to any such designation may be filed ~~from~~at any time ~~to time thereafter~~.

4.9               Rights of Participants

Except as specifically set out in the Plan, no Eligible Participant, or any other person shall have any claim or right to any benefit in respect of Deferred Share Units granted or amounts payable pursuant to the Plan.

Rights of Participants respecting Deferred Share Units and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

The Plan shall not be construed as granting a Participant a right to be retained as a member of the Board or a claim or right to any future grants of Deferred Share Units, future amounts payable or other benefits under the Plan.

Under no circumstances shall Deferred Share Units be considered Shares nor shall they entitle any Participant or other person to exercise voting rights or any other rights attaching to the ownership of Shares.

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4.10           Compliance with Law

Any obligation of the Company pursuant to the terms of the Plan is subject to compliance with Applicable Law. The Participants shall comply with Applicable Law and furnish the Company with any and all information and undertakings as may be required to ensure compliance therewith.

4.11           Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

4.12           Limited Liability

No member of the Board, any committee of the Board or any officer or employee of the Company or any subsidiary, partnership or trust of the Company or other controlled entity (each a "MAG Entity") shall be liable for any action or determination made in good faith pursuant to the Plan, any Election Notice or DSU Award Agreement under the Plan. To the fullest extent permitted by law, the Company and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Board or a committee of the Board or is or was an officer or employee of the Company or a MAG Entity.

4.13           Withholding

The Company may withhold from any amount payable to a Participant, either under the Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to Deferred Share Units. The Company may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its discretion, by (a) selling on behalf of any Participant, or causing any Participant to sell, any Shares issued hereunder, or retaining any amount payable, which would otherwise be provided or paid to the Participant hereunder or (b) requiring a Participant, as a condition to the redemption of any Deferred Share Units, to make such arrangements as the Company may require so that the Company can satisfy such withholding obligations, including, without limitation, requiring the Participant to remit to the Company in advance, or reimburse the Company for, any such withholding obligations.

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Schedule A

MAG Silver Corp. Second Amended and Restated Deferred Share Unit Plan

(the "Plan")

ELECTION NOTICE

•	Election:

Subject to Part II of this Notice, for the period          to          , I hereby elect to receive the following percentage (the "Elected Percentage") of my Annual Cash Remuneration by way of Deferred Share Units ("DSUs"):

	Percentage in DSUs	Percentage in Cash
Annual Cash Remuneration	___%	___%

•	Acknowledgement

I confirm and acknowledge that:

•	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

•	I will not be able to cause the Company or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following my Termination Date.

•	When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

•	The value of DSUs is based on the value of the Shares and therefore is not guaranteed.

•	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Company.

•	This election is irrevocable.

•	The foregoing is only a brief outline of certain key provisions of the Plan. In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

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Date	(Name of Eligible Participant)

(Signature of Eligible Participant)

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Schedule B

Second Amended and Restated Deferred Share Unit Plan

(the "Plan")

DSU AWARD AGREEMENT

•	Notice of Crediting of DSUs

This Agreement confirms the crediting by MAG Silver Corp. (the "Company") to the Account of the director named below (the "Eligible Participant") pursuant to Section [2.3(b)(i) / 2.3(b)(ii)] of the Plan of [number] Deferred Share Units ("DSUs") effective , (the "Effective Date") on the terms set out in the Plan.

•	[Vesting – insert vesting conditions if any or] All DSUs referred to in Part I above, together with any additional DSUs credited to the Participant's Account pursuant to Section 2.5 of the Plan in respect of such DSUs shall at all times following their grant be fully vested in the Participant, and shall not be subject to forfeiture.

•	Confirmation

For greater certainty, the above-noted DSUs have been credited to the Participant's Account on the understanding that that:

•	The Participant will not be able to cause the Company or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following his/her Termination Date.

•	When DSUs credited to the Participant's Account pursuant to this Agreement are redeemed in accordance with the terms of the Plan after his/her Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

•	The value of DSUs is based on the value of the Shares of the Company and therefore is not guaranteed.

•	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded liability recorded on the books of the Company.

•	In the event of any discrepancy between the terms of the Plan and the terms of this Agreement, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise specified above.

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Schedule C

Second Amended and Restated Deferred Share Unit Plan

(the "Plan")

BENEFICIARY DESIGNATION

To: MAG Silver Corp.

I,                  , being a Participant under the MAG Silver Corp. Second Amended and Restated Deferred Share Unit Plan hereby designate the following person(s) as my Beneficiary(ies) for purposes of the Plan:

~~Name of Beneficiary: _______________________~~

~~Address of Beneficiary:_______________________~~

~~__________________________________________~~

Name	Percentage share of benefit payable on my death	Address

Note: if you wish to designate more than 3 Beneficiaries please add a separate page that identifies the designated Beneficiaries by name, their percentage share of the benefit payable on your death and their addresses.

This designation revokes any previous beneficiary designation made by me under the Plan. Under the terms of the Plan, I reserve the right to revoke this designation with respect to any or all Beneficiaries designated hereunder and to designate ~~another person~~one or more other persons as my Beneficiary(ies).

Date: ________________________

Name: ________________________ (please print)

Signature:______________________

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If there is a dispute about who is legally authorized to apply for and accept payment on my death, MAG Silver Corp. is entitled to either apply to the courts for directions or pay the proceeds of such benefit or portion thereof into court, and, in either case, fully recover any legal costs it incurs in this regard from such proceeds. For greater certainty, all benefits payable under the Plan will be paid in accordance with Applicable Law notwithstanding the existence of any beneficiary designation in respect of amounts payable under the Plan upon my death.

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Schedule D

Second Amended and Restated Deferred Share Unit Plan

(the "Plan")

CERTIFICATE OF U.S. RESIDENT DIRECTOR

This Certificate is delivered pursuant to Section 2.4(d) of the Second Amended and Restated Deferred Share Unit Plan of MAG Silver Corp. (the "Company"), and evidences that the undersigned ________________________________, being the holder (the "DSU Holder") of the right, by way of “deferred share units” (the "DSUs"), to acquire certain common shares (the "Shares") of the capital stock of the Company upon such term, conditions and price as set forth in the Plan, hereby represents, warrants, acknowledges and affirms as follows:

(1) the undersigned is a resident of the United States of America; and

(2) the undersigned, in his/her capacity as a Director of the Company, has had full access to the books and records of the Company; has had the opportunity to access and review the Company's public Internet filings on the System for Electronic Document Analysis and Retrieval at www.sedar.com, the Electronic Data Gathering and Retrieval System at www.sec.gov, and to consult with his/her legal and tax advisors with regard thereto; has been offered the opportunity to ask questions and receive answers from management concerning the Company and its Securities; and that any request for such information has been complied with to the undersigned's satisfaction; and

(3) the undersigned understands and agrees that all certificate(s) representing the Shares will be endorsed with, and be subject to the terms and conditions of, the following U.S. restrictive legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MAG SILVER CORP. ("THE COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE LAWS; (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT, FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER UNDER (D) OR (E) ABOVE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SUBJECT TO APPLICABLE CANADIAN LAW, AND PROVIDED THAT THE FOLLOWING PROCEDURE COMPLIES WITH U.S. SECURITIES LAWS AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO U.S. RESTRICTIVE LEGENDS MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT."

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Provided that, if the Shares bearing such legend are being sold outside the United States in compliance with Rule 904 of such Regulation S and in compliance with applicable local laws and regulations, the Company shall use its reasonable best efforts to cause the legend to be timely removed upon delivery of the certificate and a duly executed declaration to the Company's registrar and transfer agent in the form attached hereto as “Exhibit 1” to this Schedule D (or as the Company may reasonably prescribe from time to time); provided, further, that if any such Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Company's registrar and transfer agent of an opinion of U.S. counsel of recognized standing in form and substance satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

Please issue a certificate for the Shares being acquired pursuant to my DSUs as follows:

NAME:
(Please Print)
ADDRESS:

Signature of DSU Holder:
Date signed:
Signature

Printed Name and Address:

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EXHIBIT 1 TO SCHEDULE D

DECLARATIONS FOR REMOVAL OF U.S. RESTRICTIVE LEGEND

To:	Computershare Investor Services Inc., as registrar and transfer agent for the shares of MAG Silver Corp. (the "Company")

The undersigned (A) acknowledges that the sale of shares of the Company, represented by certificate number , to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of the Company, or is an “affiliate” solely by virtue of being an officer and/or director thereof; (2) the offer of such securities was not made to a "US Person" or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States; (3) in the case of the undersigned being an officer and/or director of the Company, no selling concession, fee or other remuneration will be paid in connection with such offer and sale other than the usual and customary broker's commission; and (4) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

By:_______________________________________________ Date: ____________________________

Signature

Name (please print) _________________________________________

Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer with regard to the sale of shares described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

______________________________________________________

Name of Firm

By: __________________________________________________

Authorized officer

Date: _________________________________________________

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